UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2018
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte
CEP 13088-140 - Parque São Quirino, Campinas - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

Table of Contents
Company Data
Capital Composition	1
Individual interim financial statements
Statement of Financial Position - Assets	2
Statement of Financial Position - Liabilities and Equity	3
Statement of Income	4
Statement of Comprehensive Income	5
Statement of Cash Flows – Indirect Method	6
Statement of Changes in Equity
01/01/2018 to 06/30/2018	7
01/01/2017 to 06/30/2017	8
Statements of Value Added	9
Consolidated Interim Financial Statements
Statement of Financial Position - Assets	10
Statement of Financial Position - Liabilities and Equity	11
Statement of Income	13
Statement of Comprehensive Income	14
Statement of Cash Flows - Indirect Method	15
Statement of Changes in Equity
01/01/2018 to 06/30/2018	17
01/01/2017 to 06/30/2017	18
Statements of Value Added	19
Comments on Performance	20
Notes to Interim financial statements	29
Other relevant information	87
Reports
Independent Auditor’s Report - Unqualified	88
Management declaration on financial statements	90
Management declaration on independent auditor’s report	91

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

Capital Composition

Number of Shares (In units)	Closing Date 06/30/2018
Paid-in capital
Common	1,017,914,746
Preferred	0
Total	1,017,914,746
Treasury Stock	0
Common	0
Preferred	0
Total	0

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

Individual Financial Statements

Statement of Financial Position – Assets

(In thousands of Brazilian reais - R$)

Code	Description	Current Year 06/30/2018	Previous Year 12/31/2017
1	Total assets	9,827,511	9,463,648
1.01	Current assets	430,729	275,382
1.01.01	Cash and cash equivalents	13,585	6,581
1.01.06	Taxes recoverable	64,006	63,751
1.01.06.01	Current taxes recoverable	64,006	63,751
1.01.06.01.01	Income tax and social contribution to be offset	16,989	17,052
1.01.06.01.02	Other taxes recoverable	47,017	46,699
1.01.07	Prepaid expenses	41	46
1.01.08	Other current assets	353,097	205,004
1.01.08.03	Other	353,097	205,004
1.01.08.03.01	Dividends and interest on capital	352,118	204,807
1.01.08.03.05	Other receivables	979	197
1.02	Noncurrent assets	9,396,782	9,188,266
1.02.01	Long-term assets	153,948	629,352
1.02.01.07	Deferred taxes	147,855	145,778
1.02.01.07.01	Deferred income tax and social contribution	147,855	145,778
1.02.01.08	Prepaid expenses	4	-
1.02.01.09	Receivables from related parties	-	127,147
1.02.01.09.02	Receivables from subsidiaries	-	127,147
1.02.01.10	Other noncurrent assets	6,089	356,427
1.02.01.10.03	Escrow deposits	777	665
1.02.01.10.04	Advance for future capital increase	-	350,000
1.02.01.10.12	Other receivables	5,312	5,762
1.02.02	Investments	9,241,583	8,557,673
1.02.02.01	Equity interests	9,241,583	8,557,673
1.02.02.01.02	Equity interests in subsidiaries	8,335,468	7,556,123
1.02.02.01.03	Equity interests in joint ventures	906,115	1,001,550
1.02.03	Property, plant and equipment	1,159	1,170
1.02.03.01	Property, plant and equipment - in servce	974	985
1.02.03.03	Property, plant and equipment - in progress	185	185
1.02.04	Intangible assets	92	71
1.02.04.01	Intangible assets	92	71
1.02.04.01.03	Other intangible assets	92	71

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

Individual Financial Statements

Statement of Financial Position – Liabilities and Equity

(In thousands of Brazilian reais – R$)

Code	Description	Current Year 06/30/2018	Previous Year 12/31/2017
2	Total liabilities	9,827,511	9,463,648
2.01	Current liabilities	20,948	303,812
2.01.02	Trade payables	136	1,644
2.01.02.01	Domestic suppliers	136	1,644
2.01.03	Taxes payable	458	717
2.01.03.01	Federal taxes	458	717
2.01.03.01.02	Other taxes	458	717
2.01.04	Borrowings	-	1,938
2.01.04.02	Debentures	-	1,938
2.01.05	Other liabilities	20,354	299,513
2.01.05.02	Others	20,354	299,513
2.01.05.02.01	Dividends and interest on capital payable	2,825	281,919
2.01.05.02.09	Other liabilities	17,529	17,594
2.02	Noncurrent liabilities	10,804	198,308
2.02.01	Borrowings	-	184,388
2.02.01.02	Debentures	-	184,388
2.02.02	Other liabilities	10,316	13,320
2.02.02.02	Others	10,316	13,320
2.02.02.02.10	Other liabilities	10,316	13,320
2.02.04	Provisons	488	600
2.02.04.01	Tax, social security, labor and civil provisions	488	600
2.02.04.01.02	Social security and labor provisions	62	57
2.02.04.01.04	Civil provisions	426	543
2.03	Equity	9,795,759	8,961,528
2.03.01	Issued capital	5,741,284	5,741,284
2.03.02	Capital reserves	468,018	468,014
2.03.04	Earnings reserves	2,090,136	2,916,736
2.03.04.01	Legal reserve	798,090	798,090
2.03.04.02	Statutory reserve	1,292,046	2,118,646
2.03.05	Retained earnings	1,656,377	-
2.03.08	Other comprehensive income	(160,056)	(164,506)

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

Individual Financial Statements

Statement of income

(In thousands of Brazilian reais - R$)

Code	Description	Current Year - Second Quarter	YTD Current Year	Previous Year - Second Quarter	YTD Previous Year
		04/01/2018 to 06/30/2018	01/01/2018 to 06/30/2018	04/01/2017 to 06/30/2017	01/01/2017 to 06/30/2017
3.04	Operating income (expenses)	453,637	895,377	153,288	407,969
3.04.02	General and administrative expenses	(8,405)	(17,651)	(6,905)	(24,071)
3.04.06	Share of profit (loss) of investees	462,042	913,028	160,193	432,040
3.05	Profit before finance income (costs) and taxes	453,637	895,377	153,288	407,969
3.06	Finance income (costs)	273	2,048	(15,828)	(33,169)
3.06.01	Finance income	362	7,446	3,219	8,983
3.06.02	Finance costs	(89)	(5,398)	(19,047)	(42,152)
3.07	Profit (loss) before taxes on income	453,910	897,425	137,460	374,800
3.08	Income tax and social contribution	1,803	2,071	6,014	14,561
3.08.01	Current	-	(5)	-	-
3.08.02	Deferred	1,803	2,076	6,014	14,561
3.09	Profit (loss) from continuing operations	455,713	899,496	143,474	389,361
3.11	Profit (loss) for the period	455,713	899,496	143,474	389,361

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

Individual Financial Statements

Statement of Comprehensive Income

(In thousands of Brazilian reais – R$)

Code	Description	Current Year - Second Quarter	YTD Current Year	Previous Year - Second Quarter	YTD Previous Year
		04/01/2018 to 06/30/2018	01/01/2018 to 06/30/2018	04/01/2017 to 06/30/2017	01/01/2017 to 06/30/2017
4.01	Profit for the period	455,714	899,497	143,475	389,360
4.02	Other comprehensive income	1,242	(16,809)	-	-
4.02.01	Comprehensive income for the period of subsidiaries	1,242	(16,809)	-	-
4.03	Total comprehensive income for the period	456,956	882,688	143,475	389,360

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

Individual Financial Statements

Statement of Cash Flows – Indirect Method

(In thousands of Brazilian reais – R$)

Code	Description	Current year 01/01/2018 to 06/30/2018	Previous Year 01/01/2017 to 06/30/2017
6.01	Net cash from operating activities	407,642	215,969
6.01.01	Cash generated from operations	(12,548)	(16,420)
6.01.01.01	Profit before taxes	897,426	374,800
6.01.01.02	Depreciation and amortization	93	108
6.01.01.03	Provision for tax, civil and labor risks	(12)	(155)
6.01.01.05	Interest on debts, inflation adjustment and exchange rate changes	2,973	40,867
6.01.01.07	Share of profit (loss) of investees	(913,028)	(432,040)
6.01.02	Changes in assets and liabilities	424,425	277,045
6.01.02.02	Dividend and interest on capital received	428,935	288,061
6.01.02.03	Taxes recoverable	(116)	(2,883)
6.01.02.05	Escrow deposits	(106)	35
6.01.02.10	Other operating assets	341	18,451
6.01.02.11	Trade payables	(1,508)	(3,185)
6.01.02.12	Other taxes and social contributions	(264)	114
6.01.02.16	Tax, civil and labor risks paid	(119)	(211)
6.01.02.19	Other operating liabilities	(2,738)	(23,337)
6.01.03	Others	(4,235)	(44,656)
6.01.03.01	Interest paid on debts and debentures	(4,235)	(44,656)
6.02	Net cash from investing activities	64,455	6,284
6.02.01	Purchases of property, plant and equipment	(252)	(42)
6.02.02	Securities, pledges and restricted deposits	(500)	-
6.02.04	Purchases of intangible assets	(23)	(4)
6.02.06	Advance for future capital increases	(62,395)	(38,950)
6.02.07	Intragroup loans	127,625	45,280
6.03	Net cash from financing activities	(465,093)	(220,906)
6.03.05	Repayment of principal of borrowings and debentures	(186,000)	-
6.03.08	Dividend and interest on capital paid	(279,093)	(220,906)
6.05	Increase (decrease) in cash and cash equivalents	7,004	1,347
6.05.01	Cash and cash equivalents at the beginning of the period	6,581	64,973
6.05.02	Cash and cash equivalents at the end of the period	13,585	66,320

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

Individual Financial Statements

Statement of Changes in Equity – from January 1, 2018 to June 30, 2018

(In thousands of Brazilian reais – R$)

Code	Description	Issued capital	Capital reserves, stock options and treasury stock	Earnings reserves	Retained earnings/accumulated losses	Other comprehensive income	Equity
5.01	Opening balances	5,741,284	468,014	2,916,736	-	(164,506)	8,961,528
5.03	Adjusted opening balances	5,741,284	468,014	2,916,736	-	(164,506)	8,961,528
5.05	Total comprehensive income	-	-	-	816,890	17,337	834,227
5.05.01	Profit for the period	-	-	-	899,497	-	899,497
5.05.02	Other comprehensive income	-	-	-	(82,607)	17,337	(65,270)
5.05.02.03	Equity on comprehensive income of subsidiaries	-	-	-	(82,607)	17,337	(65,270)
5.06	Internal changes in equity	-	4	(826,600)	839,487	(12,887)	4
5.06.06	Equity on comprehensive income of subsidiaries	-	-	-	12,887	(12,887)	-
5.06.07	Changes in statutory reserve in the period	-	-	(826,600)	826,600	-	-
5.06.08	Other changes	-	4	-	-	-	4
5.07	Closing balances	5,741,284	468,018	2,090,136	1,656,377	(160,056)	9,795,759

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

Individual Financial Statements

Statement of Changes in Equity – from January 1, 2017 to June 30, 2017

(In thousands of Brazilian reais – R$)

Código da Conta	Descrição da Conta	Issued capital	Capital reserves, stock options and treasury stock	Earnings reserves	Retained earnings/accumulated losses	Other comprehensive income	Equity
5.01	Opening balances	5,741,284	468,014	1,995,355	-	(234,632)	7,970,021
5.03	Adjusted opening balances	5,741,284	468,014	1,995,355	-	(234,632)	7,970,021
5.04	Capital transactions with owners	-	-	(7,820)	-	-	(7,820)
5.04.06	Dividends	-	-	(7,820)	-	-	(7,820)
5.05	Total comprehensive income	-	-	-	389,360	-	389,360
5.05.01	Profit for the period	-	-	-	389,360	-	389,360
5.06	Internal changes in equity	-	-	57,938	(45,105)	(12,833)	-
5.06.06	Equity on comprehensive income of subsidiaries	-	-	-	12,833	(12,833)	-
5.06.07	Changes in statutory reserve in the period	-	-	57,938	(57,938)	-	-
5.07	Closing balances	5,741,284	468,014	2,045,473	344,255	(247,465)	8,351,561

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

Individual Financial Statements

Statement of Value Added

(In thousands of Brazilian reais – R$)

Code	Description	Current Year 01/01/2018 to 06/30/2018	Previous Year 01/01/2017 to 06/30/2017
7.01	Revenues	275	46
7.01.03	Revenues related to construction of own assets	275	46
7.02	Inputs purchased from third parties	(5,477)	(4,289)
7.02.02	Materials, energy, third-party services and others	(5,477)	(4,289)
7.03	Gross value added	(5,202)	(4,243)
7.04	Retentions	(93)	(108)
7.04.01	Depreciation and amortization	(93)	(108)
7.05	Wealth created by the company	(5,295)	(4,351)
7.06	Wealth received in transfer	920,839	441,515
7.06.01	Share of profit (loss) of investees	913,028	432,040
7.06.02	Finance income	7,811	9,475
7.07	Total wealth for distribution	915,544	437,164
7.08	Wealth distributed	915,544	437,164
7.08.01	Personnel and charges	10,446	16,768
7.08.01.01	Salaries and wages	5,186	11,894
7.08.01.02	Benefits	4,522	3,936
7.08.01.03	FGTS (Severance Pay Fund)	738	938
7.08.02	Taxes, fees and contributions	205	(11,187)
7.08.02.01	Federal	181	(11,203)
7.08.02.02	State	24	16
7.08.03	Lenders and lessors	5,396	42,223
7.08.03.01	Interest	5,394	42,012
7.08.03.02	Rentals	2	211
7.08.04	Shareholders	899,497	389,360
7.08.04.03	Retained earnings / Loss for the period	899,497	389,360

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

Consolidated Financial Statements

Statement of Financial Position – Assets

(In thousands of Brazilian reais – R$)

Code	Description	Current Year 06/30/2018	Previous Year 12/31/2017
1	Total assets	41,708,250	41,282,912
1.01	Current assets	9,671,893	9,581,211
1.01.01	Cash and cash equivalents	2,490,235	3,249,642
1.01.03	Trade receivables	4,545,631	4,301,284
1.01.03.01	Consumers	4,545,631	4,301,284
1.01.06	Taxes recoverable	480,967	395,046
1.01.06.01	Current taxes recoverable	480,967	395,046
1.01.06.01.01	Income tax and social contribution to be offset	135,278	88,802
1.01.06.01.02	Other taxes recoverable	345,689	306,244
1.01.07	Prepaid expenses	287,379	343,134
1.01.08	Other current assets	1,867,681	1,292,105
1.01.08.03	Others	1,867,681	1,292,105
1.01.08.03.01	Dividends and interest on capital	153,187	56,145
1.01.08.03.02	Derivatives	449,475	444,029
1.01.08.03.03	Concession financial asset	23,241	23,736
1.01.08.03.04	Sector financial asset	679,406	210,834
1.01.08.03.05	Other receivables	562,372	557,361
1.02	Noncurrent assets	32,036,357	31,701,701
1.02.01	Long-term assets	11,016,654	10,323,201
1.02.01.04	Trade receivables	235,146	236,539
1.02.01.04.01	Consumers	235,146	236,539
1.02.01.07	Deferred taxes	825,862	943,199
1.02.01.07.01	Deferred income tax and social contribution	825,862	943,199
1.02.01.08	Prepaid expenses	20,490	20,042
1.02.01.10	Other noncurrent assets	9,935,156	9,123,421
1.02.01.10.03	Escrow deposits	866,057	839,990
1.02.01.10.05	Derivatives	370,585	203,901
1.02.01.10.06	Concession financial asset	7,053,027	6,545,668
1.02.01.10.08	Sector financial asset	414,528	355,003
1.02.01.10.09	Income tax and social contribution to be offset	66,352	61,464
1.02.01.10.10	Other taxes recoverable	167,122	171,980
1.02.01.10.11	Investments at cost	116,654	116,654
1.02.01.10.12	Other receivables	880,831	828,761
1.02.02	Investments	906,115	1,001,550
1.02.02.01	Equity interests	906,115	1,001,550
1.02.02.01.04	Equity interests in joint ventures	906,115	1,001,550
1.02.03	Property, plant and equipment	9,612,095	9,787,125
1.02.03.01	Property, plant and equipment - in servce	9,262,944	9,535,933
1.02.03.03	Property, plant and equipment - in progress	349,151	251,192
1.02.04	Intangible assets	10,501,493	10,589,825
1.02.04.01	Intangible assets	10,501,493	10,589,825
1.02.04.01.01	Rights of concession	10,428,124	10,522,933
1.02.04.01.02	Goodwill	6,115	6,115
1.02.04.01.03	Other intangible assets	67,254	60,777

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

Consolidated Financial Statements

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

Statement of Financial Position – Liabilities and Equity

(In thousands of Brazilian reais – R$)

Code	Description	Current Year 06/30/2018	Previous Year 12/31/2017
2	Total liabilities	41,708,250	41,282,912
2.01	Current liabilities	9,713,720	11,378,687
2.01.01	Payroll and related taxes	150,597	116,080
2.01.01.01	Social taxes	34,975	37,741
2.01.01.02	Payroll taxes	115,622	78,339
2.01.02	Trade payables	3,229,917	3,296,870
2.01.02.01	Domestic suppliers	3,229,917	3,296,870
2.01.03	Taxes payable	470,760	710,303
2.01.03.01	Federal taxes	271,678	300,768
2.01.03.01.01	Income tax and social contribution	67,225	81,457
2.01.03.01.02	Other Taxes	204,453	219,311
2.01.03.02	State taxes	193,492	403,492
2.01.03.03	Municipal taxes	5,590	6,043
2.01.04	Borrowings	4,396,744	5,292,680
2.01.04.01	Borrowings	3,011,598	3,589,607
2.01.04.01.01	In local currency	1,176,187	1,258,330
2.01.04.01.02	In foreign currency	1,835,411	2,331,277
2.01.04.02	Debentures	1,385,146	1,703,073
2.01.05	Other liabilities	1,465,702	1,962,754
2.01.05.02	Others	1,465,702	1,962,754
2.01.05.02.01	Dividends and interest on capital payable	37,105	297,744
2.01.05.02.04	Regulatory charges	286,858	581,600
2.01.05.02.05	Derivatives	11,314	10,230
2.01.05.02.06	Use of public asset	11,179	10,965
2.01.05.02.07	Sector financial liability	394	40,111
2.01.05.02.08	Post-employment benefit obligation	69,132	60,801
2.01.05.02.09	Other payables	1,049,720	961,303
2.02	Noncurrent liabilities	20,053,785	18,717,881
2.02.01	Borrowings	16,249,194	14,875,904
2.02.01.01	Borrowings	7,657,213	7,402,450
2.02.01.01.01	In local currency	4,103,143	4,884,253
2.02.01.01.02	In foreign currency	3,554,070	2,518,197
2.02.01.02	Debentures	8,591,981	7,473,454
2.02.02	Other liabilities	1,578,350	1,631,253
2.02.02.02	Others	1,578,350	1,631,253
2.02.02.02.03	Trade payables	135,370	128,438
2.02.02.02.04	Others tax and social contribution	14,768	18,839
2.02.02.02.06	Derivatives	1,443	84,576
2.02.02.02.07	Use of public asset	86,561	83,766
2.02.02.02.08	Sector financial liability	-	8,385
2.02.02.02.09	Post-employment benefit obligation	870,298	880,360
2.02.02.02.10	Other payables	469,910	426,889
2.02.03	Deferred taxes	1,276,832	1,249,591
2.02.03.01	Deferred income tax and social contribution	1,276,832	1,249,591
2.02.03.01.01	Deferred income tax and social contribution	1,266,471	1,239,048
2.02.03.01.02	Others deferred taxes	10,361	10,543
2.02.04	Provisions	949,409	961,133
2.02.04.01	Tax, social security, labor and civil provisions	949,409	961,133
2.02.04.01.01	Tax provisions	373,498	347,291
2.02.04.01.02	Social security and labor provisions	208,991	224,258
2.02.04.01.04	Civil provisions	266,681	291,388
2.02.04.01.05	Others provisions	100,239	98,196
2.03	Consolidated equity	11,940,745	11,186,344
2.03.01	Issued capital	5,741,284	5,741,284
2.03.02	Capital reserves	468,018	468,014
2.03.04	Earnings reserves	2,090,136	2,916,736
2.03.04.01	Legal reserve	798,090	798,090
2.03.04.02	Statutory reserve	1,292,046	2,118,646
2.03.05	Retained earnings	1,656,377	-
2.03.08	Other comprehensive income	(160,056)	(164,506)
2.03.09	Noncontrolling interests	2,144,986	2,224,816

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

Consolidated Financial Statements

Statement of income

(In thousands of Brazilian reais – R$)

Code	Description	Current Year - Second Quarter	YTD Current Year	Previous Year - Second Quarter	YTD Previous Year
		04/01/2018 to 06/30/2018	01/01/2018 to 06/30/2018	04/01/2017 to 06/30/2017	01/01/2017 to 06/30/2017
3.01	Net operating revenue	6,945,366	13,320,021	5,962,549	11,501,328
3.02	Cost of electric energy services	(5,581,208)	(10,636,223)	(4,894,310)	(9,197,014)
3.03	Gross profit	1,364,158	2,683,798	1,068,239	2,304,314
3.04	Operating expenses/income	(408,571)	(752,264)	(422,348)	(839,241)
3.04.01	Selling expenses	(148,412)	(277,051)	(142,565)	(291,782)
3.04.02	General and administrative expenses	(236,112)	(439,987)	(255,225)	(516,791)
3.04.03	Impairment reversal	-	5,837	-	-
3.04.05	Other operating expenses	(92,793)	(195,165)	(107,526)	(193,346)
3.04.06	Share of profit (loss) of investees	68,746	154,102	82,968	162,678
3.05	Profit before finance income (costs) and taxes	955,587	1,931,534	645,891	1,465,073
3.06	Finance income (costs)	(245,674)	(553,193)	(418,167)	(854,306)
3.06.01	Finance income	169,078	366,230	222,632	503,343
3.06.02	Finance costs	(414,752)	(919,423)	(640,799)	(1,357,649)
3.07	Profit before taxes	709,913	1,378,341	227,724	610,767
3.08	Income tax and social contribution	(259,736)	(508,760)	(104,552)	(255,474)
3.08.01	Current	(69,373)	(334,831)	(33,066)	(235,587)
3.08.02	Deferred	(190,363)	(173,929)	(71,486)	(19,887)
3.09	Profit from continuing operations	450,177	869,581	123,172	355,293
3.11	Consolidated profit for the period	450,177	869,581	123,172	355,293
3.11.01	Attributable to owners of the Company	455,714	899,497	143,474	389,360
3.11.02	Attributable to noncontrolling interests	(5,537)	(29,916)	(20,302)	(34,067)
3.99	Earnings per share - (R$ / share)
3.99.01	Basic earnings per share - R$
3.99.01.01	ON	0.45	0.88	0.14	0.38
3.99.02	Diluted earnings per share - R$
3.99.02.01	ON	0.45	0.88	0.14	0.38

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

Consolidated Financial Statements

Statement of Comprehensive Income

(In thousands of Brazilian reais – R$)

Code	Description	Current Year - Second Quarter	YTD Current Year	Previous Year - Second Quarter	YTD Previous Year
		04/01/2018 to 06/30/2018	01/01/2018 to 06/30/2018	04/01/2017 to 06/30/2017	01/01/2017 to 06/30/2017
4.01	Consolidated profit for the period	450,177	869,581	123,173	355,293
4.02	Other comprehensive income	1,242	(16,808)	-	-
4.02.01	Actuarial gains (losses), net of tax effects	(1,865)	(3,669)	-	-
4.02.02	Credit risk in mark to market of financial liabilities	3,107	(13,139)	-	-
4.03	Consolidated comprehensive income for the period	451,419	852,773	123,173	355,293
4.03.01	Attributable to owners of the Company	456,956	882,688	143,475	389,360
4.03.02	Attributable to noncontrolling interests	(5,537)	(29,915)	(20,302)	(34,067)

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

Consolidated Financial Statements

Statement of Cash Flows – Indirect Method

(In thousands of Brazilian reais – R$)

Code	Description	YTD Current Year 01/01/2018 to 06/30/2018	YTD previous year 01/01/2017 to 06/30/2017
6.01	Net cash from operating activities	370,515	1,280,545
6.01.01	Cash generated from operations	2,782,974	2,622,163
6.01.01.01	Profit before taxes	1,378,341	610,767
6.01.01.02	Depreciation and amortization	803,965	758,227
6.01.01.03	Provision for tax, civil and labor risks	55,305	93,064
6.01.01.04	Allowance for doubtful debts	68,242	86,068
6.01.01.05	Interest on debts, inflation adjustment and exchange rate changes	576,458	1,108,799
6.01.01.06	Pension plan expense (income)	44,955	56,944
6.01.01.07	Share of profit (loss) of investees	(154,102)	(162,678)
6.01.01.08	Loss (gain) on disposal of noncurrent assets	46,573	49,275
6.01.01.09	Deferred taxes (PIS and COFINS)	(182)	1,037
6.01.01.10	Others	(36,581)	20,660
6.01.02	Changes in assets and liabilities	(1,364,829)	(147,823)
6.01.02.01	Consumers, concessionaries and licensees	(370,264)	(279,388)
6.01.02.02	Dividend and interest on capital received	152,494	184,117
6.01.02.03	Taxes recoverable	(57,253)	(48,491)
6.01.02.05	Escrow deposits	(8,219)	(243,817)
6.01.02.06	Sectorial financial asset	(487,028)	(25,525)
6.01.02.07	Receivables - CDE	47,325	(21,720)
6.01.02.08	Concession financial assets (transmission companies)	(3,979)	(49,349)
6.01.02.10	Other operating assets	(60,229)	(71,804)
6.01.02.11	Trade payables	(60,020)	62,185
6.01.02.12	Other taxes and social contributions	(234,899)	(88,703)
6.01.02.13	Other liabilities with private pension plan	(50,354)	(34,406)
6.01.02.14	Regulatory charges	(294,742)	74,136
6.01.02.16	Tax, civil and labor risks paid	(92,987)	(111,294)
6.01.02.17	Sector financial liability	(69,878)	315,136
6.01.02.18	Payables - amounts provided by the CDE	9,715	(744)
6.01.02.19	Other operating liabilities	215,489	191,844
6.01.03	Others	(1,047,630)	(1,193,795)
6.01.03.01	Interest paid on debts and debentures	(681,214)	(934,922)
6.01.03.02	Income tax and social contribution paid	(366,416)	(258,873)
6.02	Net cash from investing activities	(914,145)	(1,381,785)
6.02.01	Purchases of property, plant and equipment	(129,534)	(548,625)
6.02.02	Securities, pledges and restricted deposits	(66,487)	(81,107)
6.02.04	Purchases of intangible assets	(718,124)	(790,940)
6.02.05	Sale of noncurrent assets	-	94
6.02.07	Intragroup loans	-	38,793
6.03	Net cash from financing activities	(215,777)	(1,747,667)
6.03.01	Capital increase of noncontrolling shareholder	15	7
6.03.04	Borrowings and debentures raised	6,386,698	986,988
6.03.05	Repayment of principal of borrowings and debentures, net of derivatives	(6,657,657)	(2,342,145)
6.03.06	Settlement of derivatives	365,434	(148,177)
6.03.08	Dividend and interest on capital paid	(310,267)	(241,826)
6.03.10	Payment of business combination	-	(2,514)
6.05	Increase (decrease) in cash and cash equivalents	(759,407)	(1,848,907)
6.05.01	Cash and cash equivalents at the beginning of the period	3,249,642	6,164,997
6.05.02	Cash and cash equivalents at the end of the period	2,490,235	4,316,090

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

6.02	Net cash from investing activities	914,145	1,381,785
6.02.01	Purchases of property, plant and equipment	129,534	548,625
6.02.02	Securities, pledges and restricted deposits	66,487	81,107
6.02.04	Purchases of intangible assets	718,124	790,940
6.02.05	Sale of noncurrent assets	-	(94)
6.02.07	Intragroup loans	-	(38,793)
6.03	Net cash from financing activities	215,777	1,747,667
6.03.01	Capital increase of noncontrolling shareholder	(15)	(7)
6.03.04	Borrowings and debentures raised	(6,386,698)	(986,988)
6.03.05	Repayment of principal of borrowings and debentures, net of derivatives	6,657,657	2,342,145
6.03.06	Settlement of derivatives	(365,434)	148,177
6.03.08	Dividend and interest on capital paid	310,267	241,826
6.03.10	Payment of business combination	-	2,514
6.05	Increase (decrease) in cash and cash equivalents	759,407	1,848,907
6.05.01	Cash and cash equivalents at the beginning of the period	2,490,235	4,316,090
6.05.02	Cash and cash equivalents at the end of the period	3,249,642	6,164,997

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

Consolidated Financial Statements

Statement of Changes in Equity – from January 1, 2018 to June 30, 2018

(In thousands of Brazilian reais – R$)

Code	Description	Issued capital	Capital reserves, stock options and treasury stock	Earnings reserves	Retained earnings/accumulated losses	Other comprehensive income	Equity	Noncontrolling interests	Consolidated equity
5.01	Opening balances	5,741,284	468,014	2,916,736	-	(164,506)	8,961,528	2,224,816	11,186,344
5.03	Adjusted opening balances	5,741,284	468,014	2,916,736	-	(164,506)	8,961,528	2,224,816	11,186,344
5.04	Capital transactions with owners	-	-	-	-	-	-	(49,867)	(49,867)
5.04.01	Capital increase	-	-	-	-	-	-	15	15
5.04.06	Dividend	-	-	-	-	-	-	(49,882)	(49,882)
5.05	Total comprehensive income	-	-	-	816,890	17,337	834,227	(29,916)	804,311
5.05.01	Profit for the period	-	-	-	899,497	-	899,497	(29,916)	869,581
5.05.02	Other comprehensive income	-	-	-	(82,607)	17,337	(65,270)	-	(65,270)
5.05.02.01	Financial instruments adjustment	-	-	-	(82,607)	21,006	(61,601)	-	(61,601)
5.05.02.06	Other comprehensive income - actuarial gains (losses)	-	-	-	-	(3,669)	(3,669)	-	(3,669)
5.06	Internal changes in equity	-	4	(826,600)	839,487	(12,887)	4	(47)	(43)
5.06.04	Realization of deemed cost of property, plant and equipment	-	-	-	19,526	(19,526)	-	-	-
5.06.05	Tax effect on realization of deemed cost	-	-	-	(6,639)	6,639	-	-	-
5.06.07	Changes in statutory reserve in the period	-	-	(826,600)	826,600	-	-	-	-
5.06.08	Other changes	-	4	-	-	-	4	(47)	(43)
5.07	Closing balances	5,741,284	468,018	2,090,136	1,656,377	(160,056)	9,795,759	2,144,986	11,940,745

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

Consolidated Financial Statements

Statement of Changes in Equity – from January 1, 2017 to June 30, 2017

(In thousands of Brazilian reais – R$)

Code	Description	Issued capital	Capital reserves, stock options and treasury stock	Earnings reserves	Retained earnings/accumulated losses	Other comprehensive income	Equity	Noncontrolling interests	Consolidated equity
5.01	Opening balances	5,741,284	468,014	1,995,355	-	(234,632)	7,970,021	2,402,647	10,372,668
5.03	Adjusted opening balances	5,741,284	468,014	1,995,355	-	(234,632)	7,970,021	2,402,647	10,372,668
5.04	Capital transactions with owners	-	-	(7,820)	-	-	(7,820)	(9,602)	(17,422)
5.04.01	Capital increase	-	-	-	-	-	-	8	8
5.04.06	Dvidend	-	-	(7,820)	-	-	(7,820)	(9,610)	(17,430)
5.05	Total comprehensive income	-	-	-	389,360	-	389,360	(34,067)	355,293
5.05.01	Profit for the period	-	-	-	389,360	-	389,360	(34,067)	355,293
5.06	Internal changes in equity	-	-	57,939	(45,105)	(12,834)	-	(33)	(33)
5.06.04	Realization of deemed cost of property, plant and equipment	-	-	-	19,445	(19,445)	-	-	-
5.06.05	Tax effect on realization of deemed cost	-	-	-	(6,611)	6,611	-	-	-
5.06.07	Changes in statutory reserve in the period	-	-	57,939	(57,939)	-	-	-	-
5.06.09	Other changes in noncontrolling interests	-	-	-	-	-	-	(33)	(33)
5.07	Closing balances	5,741,284	468,014	2,045,474	344,255	(247,466)	8,351,561	2,358,945	10,710,506

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

Consolidated Interim Financial Statements

Statement of Value Added

(In thousands of Brazilian reais – R$)

Code	Description	Current Year 01/01/2018 to 06/30/2018	Previous Year 01/01/2017 to 06/30/2017
7.01	Revenues	20,220,616	18,408,445
7.01.01	Sales of goods and services	19,397,799	17,008,535
7.01.02	Other revenues	740,615	878,362
7.01.02.01	Revenue from construction of concession infrastructure	740,615	878,362
7.01.03	Revenues related to construction of own assets	150,444	607,616
7.01.04	Allowance for doubtful debts	(68,242)	(86,068)
7.02	Inputs purchased from third parties	(11,016,283)	(9,937,126)
7.02.02	Materials, energy, third-party services and others	(11,022,120)	(9,937,126)
7.02.03	Impairment reversal	5,837	-
7.03	Gross value added	9,204,333	8,471,319
7.04	Retentions	(805,756)	(760,052)
7.04.01	Depreciation and amortization	(805,756)	(760,052)
7.05	Wealth created by the company	8,398,577	7,711,267
7.06	Wealth received in transfer	543,566	703,305
7.06.01	Interest in subsidiaries, associates and joint ventures	154,102	162,678
7.06.02	Others	389,464	540,627
7.07	Total wealth for disbribution	8,942,143	8,414,572
7.08	Wealth distributed	8,942,143	8,414,572
7.08.01	Personnel and charges	676,975	697,891
7.08.01.01	Salaries and wages	396,402	430,396
7.08.01.02	Benefits	246,914	232,488
7.08.01.03	FGTS (Severance Pay Fund)	33,659	35,007
7.08.02	Taxes, fees and contributions	6,437,815	5,921,459
7.08.02.01	Federal	3,496,765	3,153,099
7.08.02.02	State	2,928,814	2,757,380
7.08.02.03	Municipal	12,236	10,980
7.08.03	Lenders and lessors	957,772	1,439,929
7.08.03.01	Interest	921,289	1,399,462
7.08.03.02	Rentals	36,483	40,467
7.08.04	Shareholders	869,581	355,293
7.08.04.03	Retained earnings / Loss for the period	869,581	355,293

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

COMMENTS ON PERFORMANCE

COMMENTS ON THE INDIVIDUAL PERFORMANCE

The comments on performance are expressed in thousands of Reais - R$, unless otherwise stated.

Profit or loss analysis

CPFL Energia (Parent)

This quarter, the increase in profit was R$ 312,239  when compared with the same period of the prior year (R$ 455,714 in 2018 and R$ 143,475 in 2017) mainly due to the increase in profit of investees.

	Consolidated
	2nd Quarter			1st Semester
	2018	2017	Variation	2018	2017	Variation
Gross operating revenue	10,500,917	9,156,512	14.7%	20,138,414	17,886,897	12.6%
Electricity sales to final consumers (*)	6,909,773	5,875,500	17.6%	13,657,216	12,697,351	7.6%
Electricity sales to wholesalers (*)	1,317,495	1,454,121	-9.4%	2,315,954	2,404,924	-3.7%
Revenue from concession infrastructure construction	370,053	462,323	-20.0%	740,615	878,362	-15.7%
Other operating revenues (*)	1,422,896	995,250	43.0%	2,570,382	2,101,946	22.3%
Sector financial assets and liabilities	480,699	369,317	30.2%	854,246	(195,686)	-536.5%
Deductions from operating revenue	(3,555,551)	(3,193,963)	11.3%	(6,818,393)	(6,385,569)	6.8%
Net operating revenue	6,945,366	5,962,549	16.5%	13,320,021	11,501,327	15.8%
Cost of electric energy	(4,538,036)	(3,738,517)	21.4%	(8,551,758)	(6,959,171)	22.9%
Electricity purchased for resale	(3,862,633)	(3,520,542)	9.7%	(7,163,909)	(6,538,926)	9.6%
Network usage charge	(675,403)	(217,974)	209.9%	(1,387,849)	(420,244)	230.2%
Operating costs and expenses	(1,520,489)	(1,661,141)	-8.5%	(2,990,831)	(3,239,795)	-7.7%
Personnel	(352,387)	(336,678)	4.7%	(690,132)	(669,161)	3.1%
Private pension entity	(22,477)	(28,112)	-20.0%	(44,955)	(56,944)	-21.1%
Materials	(63,357)	(57,461)	10.3%	(125,979)	(112,557)	11.9%
Third-party services	(155,721)	(189,136)	-17.7%	(336,653)	(374,389)	-10.1%
Depreciation and amortization	(342,494)	(309,124)	10.8%	(661,170)	(613,447)	7.8%
Amortization of concession intangible asset	(71,287)	(72,116)	-1.1%	(142,795)	(144,232)	-1.0%
Cost of concession infrastructure construction	(370,047)	(465,666)	-20.5%	(740,606)	(880,293)	-15.9%
Others	(142,718)	(202,849)	-29.6%	(248,540)	(388,773)	-36.1%
Income from electric energy services	886,842	562,923	57.5%	1,777,433	1,302,395	36.5%
Finance income (costs)	(245,674)	(418,168)	-41.2%	(553,193)	(854,306)	-35.2%
Finance income	169,078	222,632	-24.1%	366,230	503,343	-27.2%
Finance costs	(414,752)	(640,799)	-35.3%	(919,423)	(1,357,649)	-32.3%
Share of profit (loss) of investees	68,746	82,968	-17.1%	154,102	162,678	-5.3%
Profit before taxes	709,913	227,724	211.7%	1,378,341	610,767	125.7%
Social contribution	(69,844)	(28,289)	146.9%	(136,712)	(68,863)	98.5%
Income tax	(189,892)	(76,263)	149.0%	(372,047)	(186,610)	99.4%
Profit for the period	450,177	123,172	265.5%	869,581	355,293	144.8%

Profit for the period attributable to owners of the Company	455,714	143,475	217.6%	899,497	389,360	131.0%
Profit for the perioid attributable to noncontrolling interests	(5,537)	(20,302)	-72.7%	(29,914)	(34,067)	-12.2%

EBITDA	1,369,511	1,027,277	33.3%	2,735,789	2,223,042	23.1%

Reconciliation of Profit for the Period and EBITDA
Profit for the Period	450,177	123,172		869,581	355,293
Depreciation and amortization	413,781	381,240		803,966	757,679
Amortization of fair value adjustment of assets	145	145		290	290
Finance income (costs)	245,674	418,168		553,193	854,306
Social contribution	69,844	28,289		136,712	68,863
Income tax	189,892	76,263		372,047	186,610
EBITDA	1,369,511	1,027,277		2,735,789	2,223,042

(*) For purposes of presentation of the comments on performance, the reclassification of revenue from network usage charge - TUSD to captive consumer was not made.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

Gross operating revenue

Gross operating revenue for the 2nd quarter of 2018 was R$ 10,500,917, an increase of 14.7% (R$ 1,344,405) compared with the same period of the prior year.

The main factors of this variation were:

•       Increase of 17.6% (R$ 1,034,273) in the electricity sales to final consumer, justified by the increase in average tariffs of 18.1% (R$ 1,060,183), mainly due to the positive effects of the Annual and Periodics Tariff Adjustments (RTA / RTP);

•       Decrease of 9,4% (R$ 136,626) in the electricity sales to wholesalers, mainly due to:

o   Decrease of 48.5% (R$ 294,775) in sale of spot market energy in CCEE (Electric Energy Trading Chamber), basically due to the decrease in energy sold of 65.6% (R$ 398,781), partially offset by an increase in average tariffs of 49.7% (R$ 104,006).

o   Increase of 18.7% (R$ 158,149) in other concessionaires, licensees and authorized, due to the increase in energy sold of 12% (R$ 101,372) and 6% in the average price (R$ 56,777);

•       Increase of 30.2% (R$ 111,382) in sector financial assets income, due to a higher setting up of an asset (R$ 381,547) partially offset by a lower realization of liabilities (R$270,164).

•       Increase of 43% (R$ 27,646) in other operating revenues, due to: increase in (i) TUSD free consumers (R$ 137,626) and (ii) other revenues and income (R$ 127,265), (iii)  adjustment in concession financial asset (R$ 106,161) and (iv) contribution CDE (R$ 63,798).

➢  Volume of energy sold by distributors

In the 2nd quarter of 2018, the amount of energy billed to captive consumers in the period, including other licensees presented an increase of 2.3% when compared with the same quarter of the prior year.

The consumption of the residential class represents 43.1% of the total market supplied by the distributor. With the positive performance of income mass, which, in the accumulated of 12 months (until May 2018) recorded an increase of 3.5%, consumption recorded an increase of 5.7% in the 2nd quarter of 2018, in relation to the same period of the prior year.

The commercial class, which represents 19.3% of the total market supplied by the distributor, presented a growth of 0.2% in the 2nd quarter of 2018 in relation to the same period of the prior year. The result reflects partially the client’s migration to the free market and higher temperatures in the 2nd quarter of 2018 compared with the same period last year.

The industrial class, which represents 13% of the total market supplied by distributors, reported a fall of 8.8% in the 2nd quarter of 2018 in relation to the same period of the prior year. Such performance reflects the client’s migration to the free market.

The other consumption classes (rural, public administration, public utilities and licensees) participate with 24.6% of the total market supplied by distributors. Such classes presented a growth of 5.4% in the 2nd quarter of 2018 in relation to the same period of the prior year. This performance reflects the growth in consumption of rural and public utilities classes.

Regarding the amount of energy sold and transported in the concession area, which impacts both the billed supply (captive market) and the TUSD collection (free market), there was an increase of 4.0% when compared with the same period of the prior year. The variation by class presents an increase of 5.7% in the residential class, an increase of 3.7% in the commercial class and an increase of 2.4% in the industrial class. Regarding other classes, there was a growth of 5.3%.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

➢  Tariffs

In the 2nd quarter of 2018, energy supply tariffs increased on average 18.1%. This occurred mainly due to the effects of the annual tariff adjustments and periodic tariff review, as follows:

		2018		2017
Distributor	Month	RTA	Effect perceived by consumers (a)	RTA / RTP	Effect perceived by consumers (a)
CPFL Paulista	April (b)	12.68%	16.90%	-0.80%	-10.50%
CPFL Piratininga	October	(b)	(b)	7.69%	17.28%
RGE	June	21.27%	20.58%	3.57%	5.00%
RGE Sul	April (b)	18.45%	22.47%	-0.20%	-6.43%
Companhia Força e Luz Santa Cruz	March	(c)	(c)	-1.28%	-10.37%
CPFL Leste Paulista	March	(c)	(c)	0.76%	-3.28%
CPFL Jaguari de Energia (CPFL Santa Cruz)	March	5.71%	(c)	2.05%	-8.42%
CPFL Sul Paulista	March	(c)	(c)	1.64%	-4.15%
CPFL Mococa	March	(c)	(c)	1.65%	-2.56%

(a)     Represents the average effect perceived by the consumer, as a result of the elimination from the tariff base of financial components that had been added in the prior tariff adjustment.

(b)     The respective adjustments for 2018 have not yet occurred.

(c)     As mentioned in note 12.5.2 to the interim financial information, at December 31, 2017, the EGM approved the grouping of subsidiaries Companhia Luz e Força Santa Cruz, Companhia Leste Paulista de Energia, Companhia Jaguari de Energia, Companhia Sul Paulista de Energia e Companhia Luz and Força de Mococa. In accordance with Normative Resolution 716, of May 3, 2016, until the first tariff review of the grouped concessionaire, which will take place in March 2021, ANEEL may apply the procedure that divides over time the variation in the tariffs of the former concessions and the unified tariff. The decision regarding the tariff transition occurred in the tariff adjustment of March 2018.

On March 13, 2018, the Brazilian Electricity Regulatory Agency – ANEEL published Resolution No. 2,376, which set the average annual tariff adjustment of Companhia Jaguari de Energia (“CPFL Santa Cruz”), effective as of March 22, 2018, at 5.71%, 4.41% regarding the economic tariff adjustment and 1.30% regarding relevant financial components. The average effect to be perceived by consumers of the original concessions are:

Consumer perception	Jaguari	Mococa	Leste Paulista	Sul Paulista	Santa Cruz
	21.15%	3.40%	7.03%	7.50%	5.32%

Deductions from operating revenue

Deductions from operating revenue in the 2nd quarter of 2018 were R$ 3,555,551, an increase of 11.3% (R$ 361,588) in relation to the same quarter of 2017, which mainly occurred due to:

•       Increase of 17.2% (R$ 133,778) in PIS and COFINS, mainly due to the increase in the basis of calculation of these taxes (operating revenue);

•       Increase of 16.6% (R$ 213,158) in ICMS, mainly due to the increase in billed supply;Increase of 16.2% (R$ 141,233) in sector charges, mainly due to an increase in Energy Development Account – CDE (R$ 137,629), partially offset by a decrease in tariff flags and others (R$ 128,225).

Cost of electric energy

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

The cost of electric energy this quarter amounted to R$ 4,538,036, an increase of 21.4% (R$ 799,519) in relation to the same period of the prior year, mainly justified by:

•       Increase of 9.7% (R$ 342,091) in electric energy purchased for resale, due to:

o   Increase of 18.4% (R$ 599,569) in average price due to : increase in the PLD and dólar rate (Itaipu);

o   Decrease of 7.3% (R$ 257,478) in the amount of energy purchased.

•       Increase of 209.9% (R$ 457,429) in the transmission and distribution system usage charges, mainly due to: (i) basic network charges (R$ 327,130) and (ii) system service charge– ESS and reserve energy charge – EER (R$ 128,056).

Operating costs and expenses

Disregarding the cost of construction of the concession infrastructure, operating costs and expenses this quarter amounted to R$ 1,150,442, a decrease of 3.8% (R$ 45,033) compared with the same period of the prior year. This variation is mainly due to:

•       Personnel: increase of 4.7% (R$ 15,710), mainly due to the effects of the collective labor agreement;

•       Private pension entity: decrease of 20% (R$ 5,635) due to the recognition of the impact of the actuarial report of 2018;

•       Materials: increase of 10.3% (R$ 5,896), mainly due to maintenance of lines and networks (R$ 11,240), partially offset by a decrease in uniforms and personal protection equipment (PPE) (R$ 3,178) and fleet maintenance (R$ 2,141);

•       Third-party services: decrease of 17.7% (R$ 33,415) mainly due to the decreases: (i) equipment maintenance (R$ 5,554), (ii) PIS/COFINS credits (R$ 7,888)  and (iii) insoursing of services (R$ 7,090).

•       Depreciation and amortization: increase of 10.8% (R$ 33,370) due to the impact of periodic tariff adjustment in distribution subsidiaries;

•       Other expenses: decrease of 29.6% (R$ 60,131), mainly due to decreases in: (i) legal and compensations (R$ 27,037), (ii) loss in disposals and terminations of non current assets (R$ 13,996), (iii) offset for non-compliance with technical indexes (R$ 9,206), which, as of January 1, 2018 is now classified in Other Revenues.

Finance income (costs)

Net finance result this quarter presented costs of R$ 245,674, compared with R$ 418,168 in the same period of 2017, a decrease in net finance costs of 41.2% (R$ 172,494). Such variation is basically due to:

•       Decrease in finance income of 24.1% (R$ 53,553), basically from a decrease in financial investment earnings (R$ 74,852), partially offset by adjustments of the sector financial asset (R$ 13,606);

•       Decrease in finance costs of 35.3% (R$ 226,047), mainly due to the charges on debts, adjustments for inflation and exchange rate changes, net of capitalized interest (R$ 211,619), and adjustments of the sector financial liability (R$ 25,357).

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

Share of profit (loss) of investees

The variation in share of profit (loss) of investees refers to the effect of the share of profit (loss) of joint ventures, as follows:

	2nd Quarter 2018	2nd Quarter 2017
Epasa	19,442	17,805
Baesa	(324)	2,355
Enercan	20,908	28,346
Chapecoense	28,865	34,607
Amortization of fair value adjustment of asset	(145)	(145)
Total	68,746	82,968

•       ENERCAN: Decrease of R$ 7,438 mainly due to increase in financial expenses (R$ 7,735);

•       Chapecoense: Decrease of R$ 5,742 mainly due to increase in financial expenses (R$ 4,962);

Social Contribution and Income Tax

Expenses on taxes on profit in the 2nd quarter of 2018 were R$ 259,736, an increase of 148.4% (R$ 155,184) in relation to the one recorded in the same quarter of 2017, which reflects mainly the effects of variation in Profit Before Taxes.

Profit for the Period and EBITDA

Due to the factors described above, the profit for this quarter was R$ 450,177, 265.5% (R$ 327,005) higher than the one of the same period of 2017.

EBITDA (Earnings before the effects of depreciation, amortization, finance income and costs, and income tax and social contribution) for the 2nd quarter of 2018 was R$ 1,369,511, 33.3% (R$ 342,234) higher than the one determined in the same period of 2017.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

COMMENT ON THE PERFORMANCE OF SUBSIDIARIES/ASSOCIATES

Subsidiary/Associate: Companhia Paulista de Força e Luz - CPFL

The subsidiary Companhia Paulista de Força e Luz - CPFL is a publicly-held corporation, and the comment on its performance is included in its Quarterly Information - ITR as of June 30, 2018 filed with the Brazilian Securities and Exchange Commission (CVM).

Subsidiary/Associate: CPFL Geração de Energia S.A.

The subsidiary CPFL Geração de Energia S/A is a publicly-held corporation, and the comments on its individual and consolidated performance is included in its Quarterly Information – ITR as of June 30, 2018 filed with the Brazilian Securities and Exchange Commission (CVM).

Subsidiary/Associate: Companhia Piratininga de Força e Luz

The subsidiary Companhia Piratininga de Força e Luz is a publicly-held corporation, and the comments on its performance is included in its Quarterly Information – ITR as of June 30, 2018 filed with the Brazilian Securities and Exchange Commission (CVM).

Subsidiary/Associate: Rio Grande Energia S.A.

The subsidiary Rio Grande Energia S.A. is a publicly-held corporation, and the comment on its performance is included in its Quarterly Information – ITR as of June 30, 2018 filed with the Brazilian Securities and Exchange Commission (CVM).

Subsidiary/Associate: RGE Sul Distribuidora de Energia S.A.

The subsidiary RGE Sul Distribuidora de Energia S.A is a publicly-held corporation, and the comment on its performance is included in its Quarterly Information – ITR as of June, 30, 2018 filed with the Brazilian Securities and Exchange Commission (CVM).

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

Subsidiary: CPFL Comercialização Brasil S.A.

	Consolidated
	2nd Quarter			1st Semester
	2018	2017	Variation	2018	2017	Variation
Gross operating revenue	948,985	863,075	10.0%	1,754,339	1,566,747	12.0%
Electricity sales to final consumers	474,487	464,027	2.3%	934,745	900,560	3.8%
Electricity sales to wholesalers	474,496	399,046	18.9%	819,590	666,183	23.0%
Other operating revenues	2	2	0.0%	4	4	0.0%
Deductions from operating revenue	(107,110)	(100,768)	6.3%	(203,561)	(184,897)	10.1%
Net operating revenue	841,875	762,308	10.4%	1,550,778	1,381,850	12.2%
Cost of electric energy	(800,396)	(717,866)	11.5%	(1,491,474)	(1,287,067)	15.9%
Electricity purchased for resale	(800,258)	(717,853)	11.5%	(1,491,307)	(1,287,029)	15.9%
Network usage charge	(138)	(13)	965.2%	(167)	(38)	340.4%
Operating expenses	(12,141)	(11,408)	6.4%	(23,752)	(23,041)	3.1%
Personnel	(9,007)	(7,545)	19.4%	(16,847)	(15,287)	10.2%
Materials	(45)	(52)	-14.8%	(69)	(87)	-20.0%
Third-party services	(2,158)	(1,478)	46.0%	(4,314)	(3,554)	21.4%
Depreciation/amortization	(609)	(789)	-22.7%	(1,221)	(1,696)	-28.0%
Others	(321)	(1,544)	-79.2%	(1,301)	(2,417)	-46.2%
Income from electric energy services	29,338	33,034	-11.2%	35,552	71,743	-50.4%
Finance income (costs)	(4,836)	(9,530)	-49.3%	(12,200)	(20,729)	-41.1%
Finance income	7,152	5,319	34.5%	17,924	12,370	44.9%
Finance costs	(11,988)	(14,849)	-19.3%	(30,124)	(33,099)	-9.0%
Equity	5,059	(6,783)	-174.6%	17,858	(6,783)	-363.3%
Profit before taxes	29,561	16,721	76.8%	41,210	44,231	-6.8%
Social contribution	(2,411)	(2,134)	13.0%	(2,385)	(4,657)	-48.8%
Income tax	(6,733)	(5,913)	13.9%	(6,916)	(12,931)	-46.5%
Profit for the period	20,417	8,673	135.4%	31,909	26,644	19.8%

EBITDA	35,236	27,040	30.3%	55,152	66,656	-17.3%

Reconciliation of Profit for the Period and EBITDA (*)
Profit for the Period	20,417	8,673		31,909	26,644
Depreciation and amortization	609	789		1,221	1,696
Finance income (costs)	4,836	9,530		12,200	20,729
Social contribution	2,411	2,134		2,385	4,657
Income tax	6,733	5,913		6,916	12,931
EBITDA	35,236	27,040		55,152	66,656

(*) information not reviewed by the independent auditors.

Gross Operating Revenue

The gross operating revenue for the 2nd quarter of 2018 was R$ 948,985, an increase of R$ 85,910 (10,0%) in relation to the same quarter of 2017, mainly explained by: (i) supply of electric energy, basically in the amount sold to industrial and commercial clients and public services, (29,6 GWh - R$ 9,499); (ii) supply of energy mainly in the amount of energy sold (267,8 GWh - R$ 79,744).

Cost of Electric Energy

Cost of electric energy in the 2nd quarter of 2018 was R$ 800,396, an increase of R$ 82,530 (11,5%) in relation to the same quarter of 2017, basically explained by bilateral contracts: increase in purchased volume (215,4 GWh - R$ 84,608).

Finance Income (Expenses)

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

The finance result in the 2nd quarter of 2018 was a finance expense of R$ 4,836, a decrease of R$ 44,694 in relation to the same quarter of 2017, mainly due to the decrease in debt expenses of R$4,118.

The share of profit (loss) of investees in the 2nd quarter of 2018 was R$ 5,059, as a result of the share of RGE Sul .

Profit for the Period and EBITDA

The result determined in the 2nd quarter of 2018 was a profit of R$ 20,417, an increase of R$ 11,744 (135.4%) when compared with the same quarter of 2017.

EBITDA (Earnings before finance result, income tax and social contribution and depreciation and amortization) for the 2nd quarter of 2018 was R$ 35,236, an increase of 30.3% when compared with the same quarter of 2017, which was R$ 27,040 .

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

NOTES TO FINANCIAL STATEMENTS

SUMMARY

ASSET		2
LIABILITY AND EQUITY		3
STATEMENT OF INCOME		4
STATEMENT OF COMPREHENSIVE INCOME		5
STATEMENT OF CHANGES IN SHAREHOLDER’ EQUITY		6
STATEMENT OF CASH FLOW		7
STATEMENT OF VALUE ADDED		8
(1)	OPERATIONS	9
(2)	PRESENTATION OF THE INTERIM FINANCIAL STATEMENTS	11
(3)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	13
(4)	FAIR VALUE MEASUREMENT	14
(5)	CASH AND CASH EQUIVALENTS	15
(6)	CONSUMERS, CONCESSIONAIRES AND LICENSEES	15
(7)	TAXES RECOVERABLE	17
(8)	SECTOR FINANCIAL ASSET AND LIABILITY	18
(9)	DEFERRED TAX ASSETS AND LIABILITIES	18
(10)	CONCESSION FINANCIAL ASSET	21
(11)	OTHER RECEIVABLES	21
(12)	INVESTMENTS	22
(13)	PROPERTY, PLANT AND EQUIPMENT	27
(14)	INTANGIBLE ASSETS	28
(15)	TRADE PAYABLES	29
(16)	BORROWINGS	30
(17)	DEBENTURES	35
(18)	PRIVATE PENSION PLAN	39
(19)	REGULATORY CHARGES	40
(20)	TAXES, FEES AND CONTRIBUTIONS	40
(21)	PROVISION FOR TAX, CIVIL AND LABOR RISKS AND ESCROW DEPOSITS	41
(22)	OTHER PAYABLES	42
(23)	EQUITY	42
(24)	EARNINGS PER SHARE	43
(25)	NET OPERATING REVENUE	43
(26)	COST OF ELECTRIC ENERGY	46
(27)	OPERATING COSTS AND EXPENSES	46
(28)	FINANCE INCOME (COSTS)	48
(29)	SEGMENT INFORMATION	48
(30)	RELATED PARTY TRANSACTIONS	49
(31)	RISK MANAGEMENT	50
(32)	FINANCIAL INSTRUMENTS	51
(33)	NON-CASH TRANSACTIONS	56

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

CPFL Energia S.A.
Statements of financial position at June 30, 2018 and December 31, 2017
(In thousands of Brazilian reais - R$)

	Note	Parent company		Consolidated
ASSETS		June 30, 2018	December 31, 2017	June 30, 2018	December 31, 2017

Current assets
Cash and cash equivalents	5	13,585	6,581	2,490,235	3,249,642
Consumers, concessionaires and licensees	6	-	-	4,545,631	4,301,283
Dividends and interest on capital	12	352,118	204,807	153,187	56,145
Income tax and social contribution to be offset	7	16,989	17,051	135,278	88,802
Other taxes recoverable	7	47,017	46,699	345,689	306,244
Derivatives	32	-	-	449,475	444,029
Sector financial asset	8	-	-	679,406	210,834
Concession financial asset	10	-	-	23,241	23,736
Other receivables	11	1,020	243	849,752	900,498
Total current assets		430,729	275,383	9,671,894	9,581,211

Noncurrent assets
Consumers, concessionaires and licensees	6	-	-	235,146	236,539
Intragroup loans	30	-	127,147	-	8,612
Escrow deposits	21	777	665	866,057	839,990
Income tax and social contribution to be offset	7	-	-	66,352	61,464
Other taxes recoverable	7	-	-	167,122	171,980
Sector financial assets	8	-	-	414,528	355,003
Derivatives	32	-	-	370,585	203,901
Deferred tax assets	9	147,855	145,779	825,862	943,199
Advances for future capital increases		-	350,000	-	-
Concession financial asset	10	-	-	7,053,027	6,545,668
Investments at cost		-	-	116,654	116,654
Other receivables	11	5,315	5,761	901,320	840,192
Investments	12	9,241,583	8,557,673	906,115	1,001,550
Property, plant and equipment	13	1,159	1,170	9,612,096	9,787,125
Intangible assets	14	92	71	10,501,494	10,589,824
Total noncurrent assets		9,396,782	9,188,265	32,036,357	31,701,702

Total assets		9,827,511	9,463,648	41,708,250	41,282,912

The accompanying notes are an integral part of these interim financial statements.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

CPFL Energia S.A.
Statements of financial position at June 30, 2018 and December 31, 2017
(In thousands of Brazilian reais - R$)

	Note	Parent company		Consolidated
LIABILITIES AND EQUITY		June 30, 2018	December 31, 2017	June 30, 2018	December 31, 2017

Current liabilities
Trade payables	15	136	1,644	3,229,917	3,296,870
Borrowings	16	-	-	3,011,598	3,589,607
Debentures	17	-	1,938	1,385,146	1,703,073
Private pension plan	18	-	-	69,132	60,801
Regulatory charges	19	-	-	286,858	581,600
Income tax and social contribution payable	20	-	-	67,225	81,457
Other taxes, fees and contributions	20	458	717	403,535	628,846
Dividends		2,825	281,919	37,105	297,744
Estimated payroll		-	-	150,597	116,080
Derivatives	32	-	-	11,314	10,230
Sector financial liability	8	-	-	394	40,111
Use of public asset		-	-	11,179	10,965
Other payables	22	17,529	17,594	1,049,723	961,306
Total current liabilities		20,948	303,812	9,713,721	11,378,688

Noncurrent liabilities
Trade payables	15	-	-	135,370	128,438
Borrowings	16	-	-	7,657,213	7,402,450
Debentures	17	-	184,388	8,591,981	7,473,454
Private pension plan	18	-	-	870,298	880,360
Other taxes, fees and contributions	20	-	-	14,768	18,839
Deferred tax liabilities	9	-	-	1,276,832	1,249,591
Provision for tax, civil and labor risks	21	488	600	949,408	961,134
Derivatives	32	-	-	1,443	84,576
Sector financial liability	8	-	-	-	8,385
Use of public asset		-	-	86,561	83,766
Other payables	22	10,315	13,320	469,910	426,889
Total noncurrent liabilities		10,803	198,308	20,053,785	18,717,880

Equity	23
Issued capital		5,741,284	5,741,284	5,741,284	5,741,284
Capital reserves		468,018	468,014	468,018	468,014
Legal reserve		798,090	798,090	798,090	798,090
Statutory reserve - concession financial asset		-	826,600	-	826,600
Statutory reserve - working capital improvement		1,292,046	1,292,046	1,292,046	1,292,046
Accumulated comprehensive income		(160,056)	(164,506)	(160,056)	(164,506)
Retained earnings		1,656,377	-	1,656,377	-
		9,795,759	8,961,528	9,795,759	8,961,528
Equity attributable to noncontrolling interests		-	-	2,144,986	2,224,816
Total equity		9,795,759	8,961,528	11,940,745	11,186,344

Total liabilities and equity		9,827,511	9,463,648	41,708,250	41,282,912

The accompanying notes are an integral part of these interim financial statements.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

CPFL Energia S.A.
Statements of income for the periods ended June 30, 2018 and 2017
(In thousands of Brazilian reais, except earnings per share)

	Note	Parent company				Consolidated
		2018		2017		2018		2017
		2nd quarter	1st semester	2nd quarter	1st semester	2nd quarter	1st semester	2nd quarter	1st semester
Net operating revenue	25	-	-	-	-	6,945,366	13,320,021	5,962,549	11,501,327
Cost of electric energy services
Cost of electric energy	26	-	-	-	-	(4,538,036)	(8,551,758)	(3,738,517)	(6,959,171)
Cost of operation	27	-	-	-	-	(672,530)	(1,342,462)	(689,687)	(1,356,470)
Cost of services rendered to third parties	27	-	-	-	-	(370,642)	(742,003)	(466,106)	(881,373)

Gross profit		-	-	-	-	1,364,158	2,683,798	1,068,239	2,304,314
Operating expenses	27
Selling expenses		-	-	-	-	(148,412)	(277,051)	(142,565)	(291,782)
General and administrative expenses		(8,405)	(17,651)	(6,905)	(24,071)	(236,112)	(439,987)	(255,226)	(516,790)
Other operating expenses		-	-	-	-	(92,794)	(189,326)	(107,526)	(193,346)

Income from electric energy services		(8,405)	(17,651)	(6,905)	(24,071)	886,840	1,777,432	562,923	1,302,395

Equity interests in subsidiaries, associates and joint ventures	12	462,042	913,028	160,193	432,040	68,746	154,102	82,968	162,678
Finance income (costs)	28
Finance income		362	7,446	3,219	8,983	169,078	366,230	222,632	503,343
Finance costs		(89)	(5,398)	(19,047)	(42,152)	(414,752)	(919,423)	(640,799)	(1,357,649)
		273	2,048	(15,828)	(33,169)	(245,674)	(553,193)	(418,168)	(854,306)
Profit before taxes		453,910	897,426	137,460	374,800	709,913	1,378,341	227,724	610,767
Social contribution	9	788	1,340	1,962	5,082	(69,844)	(136,712)	(28,289)	(68,863)
Income tax	9	1,015	731	4,052	9,479	(189,892)	(372,047)	(76,263)	(186,610)
		1,803	2,071	6,014	14,561	(259,736)	(508,760)	(104,552)	(255,474)

Profit for the period		455,714	899,497	143,475	389,360	450,177	869,581	123,172	355,293

Profit for the period attributable to owners of the Company						455,714	899,497	143,475	389,360
Profit (loss) for the period attributable to noncontrolling interests						(5,537)	(29,915)	(20,302)	(34,067)
Basic earnings per share attributable to owners of the Company - R$	24					0.45	0.88	0.14	0.38
Diluted earnings per share attributable to owners of the Company - R$	24					0.45	0.88	0.14	0.38

The accompanying notes are an integral part of these interim financial statements

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

CPFL Energia S.A.
Statements of comprehensive income for the periods ended June 30, 2018 and 2017
(In thousands of Brazilian reais - R$)
	Parent company
	2018		2017
	2nd quarter	1st semester	2nd quarter	1st semester
Profit for the period	455,714	899,497	143,475	389,360
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Comprehensive income for the period of subsidiaries	(1,865)	(3,669)	-	-

Items that will be reclassified subsequently to profit or loss
Comprehensive income for the period of subsidiaries	3,107	(13,140)	-	-

Total comprehensive income for the period - individual	456,956	882,688	143,475	389,360

	Consolidated
	2018		2017
	2nd quarter	1st semester	2nd quarter	1st semester
Profit for the period	450,177	869,581	123,172	355,293

Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
- Actuarial gains (losses), net of tax effects	(1,865)	(3,669)	-	-

Items that will be reclassified subsequently to profit or loss
Comprehensive income for the period of subsidiaries	3,107	(13,140)	-	-

Total comprehensive income for the period	451,419	852,773	123,172	355,293
Attributable to owners of the Company	456,956	882,688	143,475	389,360
Attributable to noncontrolling interests	(5,537)	(29,915)	(20,302)	(34,067)

The accompanying notes are an integral part of these interim financial statements

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

CPFL Energia S.A.
Statements of changes in shareholders' equity for the periods ended June 30, 2018 and 2017
(In thousands of Brazilian reais - R$)
			Earning reserves				Accumulated comprehensive income				Noncontrolling interests
				Statutory reserves							Accumulated comprehensive income
	Issued capital	Capital reserve	Legal reserve	Concession financial asset	Working capital improvement	Dividend	Deemed cost	Private pension plan / Credit risk in mark to market	Retained earnings	Total		Other equity components	Total equity
Balance at December 31, 2017	5,741,284	468,014	798,090	826,600	1,292,046	-	405,840	(570,346)	-	8,961,528	11,833	2,212,983	11,186,344

Total comprehensive income	-	-	-	-	-	-	-	17,337	816,890	834,227	-	(29,915)	804,312
Profit for the period	-	-	-	-	-	-	-	-	899,497	899,497	-	(29,915)	869,582
Other comprehensive income - credit risk in mark to market	-	-	-	-	-	-	-	21,006	(34,146)	(13,140)	-	-	(13,140)
Effects of first adoption of IFRS 9 / CPC 48	-	-	-	-	-	-	-	-	(48,461)	(48,461)	-	-	(48,461)
Other comprehensive income - actuarial gains (losses)	-	-	-	-	-	-	-	(3,669)	-	(3,669)	-	-	(3,669)

Internal changes in equity	-	4	-	(826,600)	-	-	(12,887)	-	839,487	4	(889)	842	(43)
Realization of deemed cost of property, plant and equipment	-	-	-	-	-	-	(19,526)	-	19,526	-	(1,347)	1,347	-
Tax effect on realization of deemed cost	-	-	-	-	-	-	6,639	-	(6,639)	-	458	(458)	-
Recognition of legal reserve	-	-	-	-	-	-	-	-	-	-	-	-	-
Changes in statutory reserve in the period	-	-	-	(826,600)	-	-	-	-	826,600	-	-	-	-
Other changes in noncontrolling interests	-	4	-	-	-	-	-	-	-	4	-	(47)	(43)

Capital transactions with owners	-	-	-	-	-	-	-	-	-	-	-	(49,868)	(49,868)

Balance at June 30, 2018	5,741,284	468,018	798,090	-	1,292,046	-	392,952	(553,008)	1,656,377	9,795,759	10,943	2,134,042	11,940,745

			Earning reserves				Accumulated comprehensive income				Noncontrolling interests
				Statutory reserves							Accumulated comprehensive income
	Issued capital	Capital reserve	Legal reserve	Concession financial asset	Working capital improvement	Dividend	Deemed cost	Private pension plan	Retained earnings	Total		Other equity components	Total equity
Balance at December 31, 2016	5,741,284	468,014	739,102	702,928	545,505	7,820	431,713	(666,346)	-	7,970,021	13,572	2,389,076	10,372,668

Total comprehensive income	-	-	-	-	-	-	-	-	389,360	389,360	-	(34,067)	355,293
Profit for the period	-	-	-	-	-	-	-	-	389,360	389,360	-	(34,067)	355,293
Other comprehensive income - credit risk in mark to market	-	-	-	-	-	-	-	-	-	-	-	-	-

Internal changes in equity	-	-	-	57,939	-	-	(12,833)	-	(45,106)	-	(875)	842	(33)
Realization of deemed cost of property, plant and equipment	-	-	-	-	-	-	(19,444)	-	19,444	-	(1,325)	1,325	-
Tax effect on realization of deemed cost	-	-	-	-	-	-	6,611	-	(6,611)	-	450	(450)	-
Changes in statutory reserve in the period	-	-	-	57,939	-	-	-	-	(57,939)	-	-	-	-
Other changes in noncontrolling interests	-	-	-	-	-	-	-	-	-	-	-	(33)	(33)

Capital transactions with owners	-	-	-	-	-	(7,820)	-	-	-	(7,820)	-	(9,603)	(17,423)
Capital increase	-	-	-	-	-	-	-	-	-	-	-	7	7
Dividend proposal approved	-	-	-	-	-	(7,820)	-	-	-	(7,820)	-	(9,610)	(17,430)

Balance at June 30, 2017	5,741,284	468,014	739,102	760,866	545,505	-	418,880	(666,346)	344,254	8,351,561	12,697	2,346,248	10,710,506

The accompanying notes are an integral part of these interim financial statements.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

CPFL Energia SA
Statements of cash flow for the periods ended June 30, 2018 and 2017
(in thousand of Brazilian reais - R$)

	Parent Company		Consolidated
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017

Profit before taxes	897,426	374,800	1,378,341	610,767
Adjustment to reconcile profit to cash from operating activities
Depreciation and amortization	93	108	803,965	758,227
Provision for tax, civil and labor risks	(12)	(155)	55,305	93,064
Allowance for doubtful accounts	-	-	68,242	86,068
Interest on debts, inflation adjustment and exchange rate changes	2,973	40,867	576,458	1,108,799
Pension plan expense (income)	-	-	44,955	56,944
Equity interests in associates and joint ventures	(913,028)	(432,040)	(154,102)	(162,678)
Reversal of impairment	-	-	(5,837)	-
Loss (gain) on disposal of noncurrent assets	-	-	52,410	49,275
Deferred taxes (PIS and COFINS)	-	-	(182)	1,037
Others	-	-	(36,581)	20,660
	(12,549)	(16,420)	2,782,973	2,622,163
Decrease (increase) in operating assets
Consumers, concessionaires and licensees	-	-	(370,264)	(279,388)
Dividend and interest on capital received	428,935	288,061	152,494	184,117
Taxes recoverable	(116)	(2,883)	(57,253)	(48,491)
Escrow deposits	(106)	35	(8,219)	(243,817)
Sector financial asset	-	-	(487,028)	(25,525)
Receivables - CDE	-	-	47,325	(21,720)
Concession financial assets (transmission companies)	-	-	(3,979)	(49,349)
Other operating assets	341	18,451	(60,229)	(71,804)

Increase (decrease) in operating liabilities
Trade payables	(1,508)	(3,185)	(60,020)	62,185
Other taxes and social contributions	(264)	114	(234,899)	(88,703)
Other liabilities with private pension plan	-	-	(50,354)	(34,406)
Regulatory charges	-	-	(294,742)	74,136
Tax, civil and labor risks paid	(119)	(211)	(92,987)	(111,294)
Sector financial liability	-	-	(69,878)	315,136
Payables - amounts provided by the CDE	-	-	9,715	(744)
Other operating liabilities	(2,738)	(23,337)	215,489	191,844
Cash flows provided (used) by operations	411,876	260,625	1,418,144	2,474,339
Interest paid on debts and debentures	(4,235)	(44,656)	(681,214)	(934,922)
Income tax and social contribution paid	-	-	(366,416)	(258,873)
Net cash from operating activities	407,641	215,969	370,514	1,280,544

Investing activities
Purchases of property, plant and equipment	(252)	(42)	(129,534)	(548,625)
Securities, pledges and restricted deposits	(500)	-	(66,487)	(81,107)
Purchases of intangible assets	(23)	(4)	(718,124)	(790,940)
Sale of noncurrent assets	-	-	-	94
Advances for future capital increases	(62,395)	(38,950)	-	-
Intragroup loans	127,625	45,280	-	38,793

Net cash generated by (used) In investing activities	64,455	6,284	(914,145)	(1,381,785)

Financing activities
Capital increase of noncontrolling shareholder	-	-	15	7
Borrowings and debentures raised	-	-	6,386,698	986,988
Repayment of principal of borrowings and debentures	(186,000)	-	(6,657,657)	(2,342,145)
Repayment of derivatives	-	-	365,434	(148,177)
Dividend and interest on capital paid	(279,093)	(220,906)	(310,267)	(241,826)
Business combination payment	-	-	-	(2,514)
Net cash generated by (used in) financing activities	(465,093)	(220,906)	(215,777)	(1,747,667)
Net increase (decrease) in cash and cash equivalents	7,003	1,347	(759,407)	(1,848,907)
Cash and cash equivalents at the beginning of the period	6,581	64,973	3,249,642	6,164,997
Cash and cash equivalents at the end of the period	13,585	66,321	2,490,235	4,316,090

The accompanying notes are an integral part of these interim financial statements.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

CPFL Energia SA
Statements of value added for the periods ended June 30, 2018 and 2017
(in thousand of Brazilian reais - R$)
	Parent Company		Consolidated
	1st semester 2018	1st semester 2017	1st semester 2018	1st semester 2017
1 - Revenues	275	46	20,220,616	18,408,445
1.1 Operating revenues	-	-	19,397,799	17,008,535
1.2 Revenue related to the construction of own assets	275	46	150,444	607,616
1.3 Revenue from construction of concession infrastructure	-	-	740,615	878,362
1.4 Allowance for doubtful accounts	-	-	(68,242)	(86,068)

2 - (-) Inputs	(5,477)	(4,289)	(11,016,283)	(9,937,126)
2.1 Electricity purchased for resale	-	-	(9,478,293)	(7,749,937)
2.2 Material	(322)	(66)	(591,856)	(1,078,775)
2.3 Outsourced services	(3,902)	(3,507)	(693,424)	(764,079)
2.4 Others	(1,253)	(716)	(252,710)	(344,335)

3 - Gross value added (1+2)	(5,202)	(4,243)	9,204,333	8,471,319

4 - Retentions	(93)	(108)	(805,756)	(760,052)
4.1 Depreciation and amortization	(93)	(108)	(662,961)	(615,819)
4.2 Amortization of intangible assets of concession	-	-	(142,795)	(144,232)

5 - Net value added generated (3+4)	(5,295)	(4,351)	8,398,577	7,711,267

6 - Value Added received in transfer	920,839	441,515	543,566	703,305
6.1 Financial income	7,810	9,475	389,464	540,627
6.2 Interest in subsidiaries, associates and joint ventures	913,028	432,040	154,102	162,678

7 - Value Added to be distributed (5+6)	915,544	437,164	8,942,143	8,414,572

8 - Distribution of value added
8.1 Personnel and charges	10,447	16,769	676,975	697,891
8.1.1 Direct remuneration	5,187	11,894	396,402	430,397
8.1.2 Benefits	4,522	3,936	246,914	232,488
8.1.3 Government severance indemnity fund for employees - F.G.T.S	738	938	33,659	35,007
8.2 Taxes, fees and contributions	205	(11,187)	6,437,815	5,921,459
8.2.1 Federal	181	(11,203)	3,496,765	3,153,099
8.2.2 Estate	24	16	2,928,814	2,757,380
8.2.3 Municipal	-	-	12,236	10,980
8.3 Lenders and lessors	5,396	42,223	957,772	1,439,930
8.3.1 Interest	5,394	42,012	921,288	1,399,463
8.3.2 Rental	2	211	36,483	40,467
8.4 Interest on capital	899,497	389,360	869,581	355,293
8.4.1 Retained earnings	899,497	389,360	869,581	355,293

	915,544	437,164	8,942,143	8,414,572

The accompanying notes are an integral part of these interim financial statements.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

CPFL ENERGIA S.A.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

AT JUNE 30, 2018

 (Amounts in thousands of Brazilian reais – R$, unless otherwise stated)

(1)OPERATIONS

CPFL Energia S.A. (“CPFL Energia” or “Company”) is a publicly-held corporation incorporated for the principal purpose of operating as a holding company, with equity interests in other companies primarily engaged in electric energy distribution, generation and commercialization activities in Brazil.

The Company’s registered office is located at Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, Parque São Quirino - Campinas - SP - Brazil.

The Company has direct and indirect interests in the following subsidiaries and joint:

Energy distribution	Company type	Equity interest	Location (state)	Number of municipalities	Approximate number of consumers (in thousands)	Concession period	End of the concession

Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-held corporation	Direct 100%	Interior of São Paulo	234	4,441	30 years	November 2027
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-held corporation	Direct 100%	Interior and coast of São Paulo	27	1,736	30 years	October 2028
Rio Grande Energia S.A. ("RGE")	Publicly-held corporation	Direct 100%	Interior of Rio Grande do Sul	255	1,499	30 years	November 2027
RGE Sul Distribuidora de Energia S.A. ("RGE Sul")	Publicly-held corporation	Indirect 100%	Interior of Rio Grande do Sul	118	1,351	30 years	November 2027
Companhia Jaguari de Energia ("CPFL Santa Cruz") (e)	Privately-held corporation	Direct 100%	Interior of São Paulo, Paraná and Minas Gerais	45	452	30 years	July 2045

					Installed power (MW)
Energy generation (conventional and renewable sources)	Company type	Equity interest	Location (state)	Number of plants / type of energy	Total	CPFL share

CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-held corporation	Direct 100%	São Paulo and Goiás	3 Hydropower (a)	1295	678
CERAN - Companhia Energética Rio das Antas ("CERAN")	Privately-held corporation	Indirect 65%	Rio Grande do Sul	3 Hydropower	360	234
Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Privately-held corporation	Indirect 51% (d)	Santa Catarina and Rio Grande do Sul	1 Hydropower	855	436
Campos Novos Energia S.A. ("ENERCAN")	Privately-held corporation	Indirect 48.72%	Santa Catarina	1 Hydropower	880	429
BAESA - Energética Barra Grande S.A. ("BAESA")	Privately-held corporation	Indirect 25.01%	Santa Catarina and Rio Grande do Sul	1 Hydropower	690	173
Centrais Elétricas da Paraíba S.A. ("EPASA")	Privately-held corporation	Indirect 53.34%	Paraíba	2 Thermal	342	182
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Privately-held corporation	Indirect 59.93% (b)	Tocantins	1 Hydropower	903	63
CPFL Energias Renováveis S.A. ("CPFL Renováveis")	Publicly-held corporation	Indirect 51.60%	(c)	(c)	(c)	(c)
CPFL Centrais Geradoras Ltda ("CPFL Centrais Geradoras")	Limited liability company	Direct 100%	São Paulo and Minas Gerais	6 SHPs	4	4

Energy commercialization	Company type	Core activity	Equity interest
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Privately-held corporation	Energy commercialization	Direct 100%
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Limited liability company	Commercialization and provision of energy services	Indirect 100%
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Privately-held corporation	Energy commercialization	Indirect 100%
CPFL Planalto Ltda. ("CPFL Planalto")	Limited liability company	Energy commercialization	Direct 100%
CPFL Brasil Varejista S.A. ("CPFL Brasil Varejista")	Privately-held corporation	Energy commercialization	Indirect 100%

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

Provision of services	Company type	Core activity	Equity interest
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Privately-held corporation	Manufacturing, commercialization, rental and maintenance of electro-mechanical equipment and service provision	Direct 100%
NECT Serviços Administrativos Ltda ("Nect")	Limited liability company	Provision of administrative services	Direct 100%
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Limited liability company	Provision of call center services	Direct 100%
CPFL Total Serviços Administrativos Ltda. ("CPFL Total")	Limited liability company	Collection services	Direct 100%
CPFL Eficiência Energética S.A ("CPFL Eficiência")	Privately-held corporation	Energy efficiency management	Direct 100%
TI Nect Serviços de Informática Ltda. ("Authi")	Limited liability company	Provision of IT services	Direct 100%
CPFL GD S.A ("CPFL GD")	Privately-held corporation	Provision of maintenance services for energy generation companies	Indirect 100%

Others	Company type	Core activity	Equity interest
CPFL Jaguari de Geração de Energia Ltda ("Jaguari Geração")	Limited liability company	Holding company	Direct 100%
Chapecoense Geração S.A. ("Chapecoense")	Privately-held corporation	Holding company	Indirect 51%
Sul Geradora Participações S.A. ("Sul Geradora")	Privately-held corporation	Holding company	Indirect 99.95%
CPFL Telecom S.A ("CPFL Telecom")	Privately-held corporation	Telecommunication services	Direct 100%
CPFL Transmissão Piracicaba S.A ("CPFL Piracicaba")	Privately-held corporation	Energy transmission services	Indirect 100%
CPFL Transmissora Morro Agudo S.A ("CPFL Morro Agudo")	Privately-held corporation	Energy transmission services	Indirect 100%

a)     CPFL Geração has 51.54% of the assured energy and power of the Serra da Mesa hydropower plant, which concession is owned by Furnas. The plants Carioba and Cariobinha are inactive while they await the position on the early termination of their concession and are not included in the table.

b)    Paulista Lajeado holds a 7% interest in the installed power of Investco S.A. (5.94% interest in total capital).

c)     CPFL Renováveis has operations in the states of São Paulo, Minas Gerais, Mato Grosso, Santa Catarina, Ceará, Rio Grande do Norte, Paraná and Rio Grande do Sul and its main activities are: (i) holding investments in companies of the renewable energy segment; (ii) identification, development, and exploration of generation potentials; and (iii) sale of electric energy. At June 30, 2018, CPFL Renováveis had a portfolio of 110 projects of 2,479.9 MW of installed capacity (2,102.6 MW in operation).

•         Hydropower generation: 44 SHP’s (514.7 MW) with 39 SHPs in operation (423 MW) and 5SHPs under development (91.7 MW);

•         Wind power generation: 57 projects (1,594.1 MW) with 45 projects in operation (1,308.5 MW) and 12 projects under construction/development (285.6 MW);

•         Biomass power generation: 8 plants in operation (370 MW);

•         Solar power generation: 1 solar plant in operation (1.1 MW).

d)    The joint venture Chapecoense has as its direct subsidiary Foz do Chapecó and fully consolidates its financial statements.

e)     As described in note 12.5.2, on December 31, 2017, approval was given for the merger of the subsidiaries Companhia Luz e Força Santa Cruz, Companhia Leste Paulista de Energia, Companhia Jaguari de Energia, Companhia Sul Paulista de Energia and Companhia Luz e Força de Mococa into Companhia Jaguari de Energia, which adopted the trade name “CPFL Santa Cruz”.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

As at June 30, 2018, the Company recorded in the interim financial statements a negative net working capital of R$ 41,827. The Company has been monitoring timely the net working capital and your cash generation, as well as the profit projections, which supports and makes feasible the reduction of the net working capital.

(2) PRESENTATION OF THE INTERIM FINANCIAL STATEMENTS

2.1 Basis of preparation

This interim individual (Parent Company) and consolidated financial statement has been prepared and is being presented in accordance with the International Accounting Standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standard Board – IASB, and also based on standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of Quarterly Financial Information (ITR), in accordance with Technical Pronouncement CPC 21 (R1) - Interim Financial Reporting.

The Company and the subsidiaries (“Group”) also follows the guidelines of the Accounting Manual of the Brazilian Electricity Sector and the standards laid down by the Brazilian Electricity Regulatory Agency (Agência Nacional de Energia Elétrica – ANEEL), when these do not conflict with the accounting practices adopted in Brazil and/or International Financial Reporting Standards.

The accounting practices and criteria adopted in preparing this individual and consolidated interim financial statements are consistent with those adopted in preparing the financial statements at December 31, 2017, except for the matters described in note 3, and therefore should be read together.

Management states that all material information of the interim financial statements is disclosed and corresponds to what is used in the Group's management.

The interim financial statements were authorized for issue by Management and on August 6, 2018.

2.2 Basis of measurement

The interim financial statements has been prepared on the historical cost basis except for the following items recorded in the statements of financial position: i) derivative financial instruments measured at fair value and ii) financial instruments measured at fair value through profit or loss. The classification of the fair value measurement in the level 1, 2 or 3 categories (depending on the degree of observance of the variables used) is presented in note 32 – Financial Instruments.

2.3 Use of estimates and judgments

The preparation of the interim financial statements requires the Group’s management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

By definition, the accounting estimates are rarely the same as the actual results. Accordingly, the Group’s management review the estimates and assumptions on an ongoing basis, based on previous experience and other relevant factors. Adjustments resulting from revisions to accounting estimates are recognized in the period in which the estimates are revised and applied on a prospective basis.

The main accounts that require the adoption of estimates and assumptions, which are subject to a greater degree of uncertainty and may result in a material adjustment if these estimates and assumptions suffer significant changes in subsequent periods, are:

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

•	Note 6 – Consumers, concessionaires and licensees (Allowance for doubtful accounts: key assumptions regarding to the expected credit loss);
•	Note 8 – Sector financial asset and liability (certain financial components that can start without prior methodology);
•	Note 9 – Deferred tax assets and liabilities (recognition of assets: availability of future taxable profit against which the tax losses can be utilized);
•	Note 10 – Concession financial asset (assumptions for fair value measurement, based on significant unobservable inputs);
•	Note 11 – Other receivables (allowance for doubtful accounts: key assumptions regarding to the expected credit loss);
•	Note 13 – Property, plant and equipment (application of defined useful lives and key assumptions regarding recoverable amounts);
•	Note 14 – Intangible assets (key assumptions regarding recoverable amounts);
•	Note 18 – Private pension plan (key actuarial assumptions used in the measurement of defined benefit obligations);
•	Note 21 – Provision for tax, civil and labor risks and escrow deposits (recognition and measurement: key assumptions on the probability and magnitude of outflow of resources);
•	Note 25 – Net operating revenue (assumptions for measurement of unbilled supply and Distribution System Usage Tariff - TUSD ); and
•	Note 32 – Financial instruments (assumptions for fair value measurement, based on significant unobservable inputs).

2.4 Functional currency and presentation currency

The Group’s functional currency is the Brazilian Real, and the individual and consolidated interim financial statements is being presented in thousands of reais. Figures are rounded only after sum-up of the amounts. Consequently, when summed up, the amounts stated in thousands of reais may not tally with the rounded totals.

2.5 Segment information

An operating segment is a component of the Company (i) that engages in operating activities from which it earns revenues and incurs expenses, (ii) whose operating results are regularly reviewed by Management to make decisions about resources to be allocated and assess the segment's performance, and (iii) for which individual financial information is available.

The Group’s officers use reports to make strategic decisions, segmenting the business into: (i) electric energy distribution activities (“Distribution”); (ii) electric energy generation from conventional sources activities (“Generation”); (iii) electric energy generation activities from renewable sources (“Renewables”); (iv) energy commercialization activities (“Commercialization”); (v) service activities (“Services”); and (vi) other activities not listed in the previous items.

The presentation of the operating segments includes items directly attributable to them, as well as any allocations required, including intangible assets, see note 29 for further details.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

2.6 Information on equity interests

The Company's equity interests in direct and indirect subsidiaries and joint ventures are described in note 1. Except for (i) the companies ENERCAN, BAESA, Chapecoense and EPASA, which use the equity method of accounting, and (ii) the investment measured at cost by the subsidiary Paulista Lajeado in Investco S.A., all other entities are fully consolidated.

At June 30, 2018 and December 31, 2017 and for the quarters and semesters ended June 30, 2018 and 2017 the noncontrolling interests in the consolidated balances refer to interests held by third parties in subsidiaries CERAN, Paulista Lajeado and CPFL Renováveis.

2.7 Statement of value added

The Company has prepared the individual and consolidated statements of value added (“DVA”) in conformity with technical pronouncement CPC 09 - Statement of Value Added, which are presented as an integral part of the interim financial statements in accordance with accounting practices adopted in Brazil and as supplementary information to the interim financial statements in accordance with IFRS, as this statement is neither provided for nor required by IFRS.

(3) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Except for the matters described below, the main interim financial information of the Group was prepared based on the same accounting policies described in explanatory notes 3.1 to 3.18, disclosed in the financial statements for the year ended December 31, 2017.

The impact from the changes in accounting policies is also expected in the Group’s consolidated financial statements for the year ending December 31, 2018.

Nature and effect of changes arising from the application of new and revised standards

The Group adopted for the first time the CPC 48 / IFRS 9 Financial Instruments and CPC 47 / IFRS 15 Revenue from Contracts with Customers beginning on January 1, 2018, accordingly, the information presented for 2017 was not restated and, therefore, was presented as previously reported in accordance with CPC 38 / IAS 18, CPC 17 / IAS 11, CPC 38, 39, 40 / IAS 32, 39 and IFRS 7 and related interpretations. Several other standards are effective January 1, 2018, however, without material effect on the Group’s interim financial information.

 The effect from the initial application of these standards is mainly related to:

•         The categories for the classification of financial assets and liabilities, eliminating the categories existing under CPC 38 / IAS 39 of held to maturity, loans and receivables and available for sale;

•         Mark to market of financial liabilities, the recognition of the credit risk in other comprehensive income, previously recorded in profit or loss for the period;

•         An increase in impairment in the balance of consumers, concessionaires and licensees recognized in financial assets

CPC 48 / IFRS 9 Financial Instruments

CPC 48 / IFRS 9 establishes requirements to recognize and measure financial assets, financial liabilities and some agreements for purchase or sale of nonfinancial items. This standard replaces CPC 38 / IAS 39 Financial Instruments: Recognition and Measurement.

a)   Classification and measurement of Financial Assets and Liabilities

CPC 48 / IFRS 9 Financial Instruments maintains most of the requirements existing under CPC 38  / IAS 39 for the classification and measurement of financial liabilities. However, it eliminates the former categories of CPC 38 / IAS 39 for financial assets: held to maturity, loans and receivables and available for sale.

The following accounting policies apply to the subsequent measurement of financial assets:

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Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

Financial assets at fair value through profit or loss	These assets are subsequently measured at fair value. Net gains or losses, including interest or dividend income, are recognized in profit or loss.
Financial assets at amortized cost

These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on the derecognition is recognized in profit or loss.

Debt instruments at fair value through other comprehensive income

These assets are subsequently measured at fair value. Net gains and losses are recognized in other comprehensive income, except the interest income calculated using the effective interest method, foreign exchange gains and losses and impairment, that are recognized in profit or loss. Other In the moment of the derecognition, the accumulated effect profit or loss in other comprehensive income (loss) is reclassified to profit or loss for the period.

Equity instruments at fair value through other comprehensive income

These assets are subsequently measured at fair value. Every  are recognized in other comprehensive income (loss) and never will be reclassified in profit or loss, except for dividends, that are recognized as gains in profit or loss (unless the dividend clearly represents a recovery of part of the investment cost).

As described in note 3.17 to the financial statements for the year ended December 31, 2017, the Company’s distribution subsidiaries had material assets classified as “available for sale”, according to the current requirements of IAS 39 / CPC 38. These assets represent the right to indemnity at the end of the concession period of the distribution subsidiaries. These assets started to be classified as measured at fair value through profit or loss according to the new standard and the effects of the subsequent measurement of these assets are recognized in profit or loss for the year, with no material impacts on the Company’s consolidated financial statements.  The classification of financial assets and liabilities is presented according to the note 31 to this interim financial information.

The Group assessed the impacts from the adoption of CPC 48 / IFRS 49 regarding the classification and measurement of concession financial assets, applicable to the electricity transmission subsidiaries, as follows: (i) the financial assets of infrastructure implementation services, until then classified as loans and receivables, are now classified as at amortized cost. This change in classification does not change the measurement of these assets and does not generate impact on the quarterly information; (ii) indemnity financial assets, until then classified as loans and receivables are now measured at fair value through profit or loss, without material impacts identified on the interim financial information.

The adoption of CPC 48 / IFRS 9 had no significant impact on the Group’s accounting policies related to financial liabilities and derivative financial instruments (for derivatives used as hedge instruments). According to note 3.18 to the financial statements for the year ended December 31, 2017, IFRS 9 / CPC 48 determines that the financial liabilities designated as at fair value through profit or loss that have the credit risk as a component of their calculation, to have the effect of changes in this credit risk recorded in other comprehensive income, instead of directly in profit or loss for the year.

The differences in the carrying amounts of financial liabilities arising from the adoption of CPC 48 / IFRS 9 were recognized retrospectively in line item retained earnings on January 1, 2018. The accumulated amount recorded in other comprehensive income due to this change was a loss of R$ 51,736 (R$ 34,146 net of tax effects).

b)   Impairment of financial assets

CPC 48 / IFRS 9 requires the expected credit loss model, instead of the “incurred” credit loss model mentioned in IAS 39 / CPC 38. The expected credit loss model requires that the company account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition. That is, the credit losses are recognized earlier than under CPC 38 / IAS 39, under which it is no longer necessary for a loss event to have occurred before credit losses are recognized.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

In assessing whether the credit risk of a financial asset has increased significantly since the initial recognition and in estimating the expected credit losses, the Group considers reasonable and supportable information that is significant and available without excessive cost or effort. This includes quantitative and qualitative information and analyses, based on the Group’s historical experience in credit analysis. The provision for losses on financial assets measured at amortized cost is deduced from the gross carrying amount of the assets.

Impairment losses related to consumers, concessionaires and licensees recognized in financial assets and other receivables, including contractual assets, are recorded in profit or loss for the period. As a retrospective result of the adoption of this pronouncement, the Group on January 1, 2018, recorded an additional expense of R$ 73,426, directly in Retained Earnings (R$ 48,461 net of tax effects).

CPC 47 / IFRS 15 Revenue recognition

CPC 47 / IFRS 15 establish that revenue most be recognized net of eventual discounts, rebates, refunds, penalties or similar item. The distribution concessionaries are evaluated by service quality rendered to consumers. The quality of the rendered service compromises the evaluation of electricity supply interruptions. When determined index are not complied, the distribution companies are subject of penalties, currently recognized as operational expense.

With CPC 47 / IFRS 15 adoption, it become a revenue deduction, which is a simple reclassification in the profit or loss, with no effect in the Company’ net profit. From January 1st, 2018, the compensation by not complying of technical index is being recognized as operation revenue, in others revenues, until December 31, 2017 was recognized in other operational expenses. The amount recorded in the 1st semester of 2018 is R$ 29,821 (note 25).

(4)FAIR VALUE MEASUREMENT

A number of the Group’s accounting policies and disclosures require the fair value measurement, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. When applicable, additional information on the assumptions made in the fair value measurement is disclosed in the notes specific to that asset or liability.

Accordingly, the Group measures fair value in accordance with IFRS 13 / CPC 46, which defines the fair value as the price estimate for which an unforced transaction for the sale of the asset or transfer of the liability would occur between market participants under current market conditions at the measurement date.

- Property, plant and equipment and intangible assets

The fair value of property, plant and equipment and intangible assets recognized as a result of a business combination is based on market values. The fair value of these assets is the estimated value for which an asset could be exchanged on the valuation date between knowledgeable interested parties in an unforced transaction between market participants at the measurement date. The fair value of items of property, plant and equipment is based on the market approach and cost approaches using quoted market prices for similar items when available and replacement cost when appropriate.

- Financial instruments

Financial instruments measured at fair value are valued based on quoted prices in an active market, or, if such prices are not available, they are assessed using pricing models, applied individually to each transaction, taking into consideration future payment flows, based on the contractual conditions, discounted to present value at rates obtained from market interest curves, having as a basis, whenever available, information obtained from the websites of B3 S.A. and “Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais – ANBIMA” (note 32) and also includes the debtor's credit risk rate.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

The right to compensation, to be paid by the Federal Government when the distribution concessionaires’ assets are handed over at the end of the concession period are classified as measured at fair value. The methodology adopted for fair value measurement of these assets is based on the tariff review process for distributors. This process, conducted every four or five years according to each concessionaire, involves assessing the replacement price of the distribution infrastructure, in accordance with criteria established by the granting authority (“ANEEL”). This valuation basis is used for pricing the tariff, which is adjusted annually up to the next tariff review, based on the parameter of the main inflation indices.

Accordingly, at the time of the tariff review, each distribution concessionaire adjusts the position of the financial asset base for compensation at the amounts ratified by the granting authority and uses the Extended Consumer Price Index (“IPCA”) as the best estimate to adjust the original base to the adjusted value at subsequent dates, in accordance with the tariff review process.

(5)CASH AND CASH EQUIVALENTS

	Parent company		Consolidated
	June 30, 2018	December 31, 2017	June 30, 2018	December 31, 2017
Bank balances	1,192	508	157,370	365,031
Short-term financial investments	12,393	6,073	2,332,865	2,884,611
Overnight investment (a)	12,365	42	15,374	178,444
Bank certificates of deposit (b)	-	-	1,311,476	785,074
Repurchase agreements secured on debentures (b)	-	-	70,735	3,268
Investment funds (c)	28	6,032	935,280	1,917,825
Total	13,585	6,581	2,490,235	3,249,642

a)   Bank account balances, which earn daily interest by investment in repurchase agreements secured on Bank Certificate Deposit (CDB) and interest of 15% of the variation in the Interbank Certificate of Deposit (CDI).

b)   Short-term investments in Bank Certificates of Deposit (CDB) and secured debentures with major financial institutions that operate in the Brazilian financial market, with daily liquidity, short term maturity, low credit risk and interest equivalent, on average, to 100,5% of the CDI.

c)   Exclusive Fund investments, with daily liquidity and interest equivalent, on average, to 98% of the CDI, subject to floating rates tied to the CDI linked to federal government bonds, CDBs, financial bills and secured debentures of major financial institutions, with low credit risk and short term maturity.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

(6) CONSUMERS, CONCESSIONAIRES AND LICENSEES

The consolidated balance includes mainly activities from the supply of electric energy, broken down as follows at June 30, 2018 and December 31, 2017:

	Consolidated
	Amounts	Past due		Total
	coming due	until 90 days	> 90 days	June 30, 2018	December 31, 2017
Current
Consumer classes
Residential	727,501	525,699	65,012	1,318,212	1,113,604
Industrial	271,316	82,605	77,863	431,784	483,630
Commercial	265,909	88,422	40,229	394,560	382,470
Rural	79,963	25,350	9,190	114,503	98,663
Public administration	71,124	14,599	3,187	88,909	88,910
Public lighting	60,189	4,340	9,188	73,716	67,533
Public utilities	92,219	7,994	6,470	106,683	100,843
Billed	1,568,221	749,009	211,139	2,528,367	2,335,653
Unbilled	1,025,653	-	-	1,025,653	1,008,486
Financing of consumers' debts	152,048	24,489	37,918	214,454	206,937
CCEE transactions	624,992	14,866	1,037	640,895	413,067
Concessionaires and licensees	401,080	(46)	8,289	409,323	539,322
Others	30,420	-	-	30,416	36,011
	3,802,414	788,318	258,383	4,849,108	4,539,476
Allowance for doubtful accounts				(303,477)	(238,193)
Total				4,545,631	4,301,283

Noncurrent
Financing of consumers' debts	208,154	-	-	208,154	217,944
Free energy	6,166	-	-	6,166	5,976
CCEE transactions	41,301	-	-	41,301	41,301
	255,621	-	-	255,621	265,221
Allowance for doubtful accounts				(20,476)	(28,683)
Total				235,146	236,539

Allowance for doubtful accounts

The allowance for doubtful debts is set up based on the expected loss, based on the history and future probability of default.

Movements in the allowance for doubtful accounts are shown below:

	Consumers, concessionaires and licensees	Other receivables (note 11)	Total
As of December 31, 2017	(266,876)	(29,379)	(296,255)
Allowance - reversal (recognition)	(111,435)	700	(110,735)
Recovery of revenue	42,493	-	42,493
Effects of first adoption of IFRS 9 / CPC 48	(72,687)	(738)	(73,426)
Write-off of accrued receivables	84,552	(45)	84,507
As of June 30, 2018	(323,953)	(29,462)	(353,415)

Current	(303,477)	(29,462)	(332,939)
Noncurrent	(20,476)	-	(20,476)

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

(7) TAXES RECOVERABLE

	Parent company		Consolidated
	June 30, 2018	December 31, 2017	June 30, 2018	December 31, 2017
Current
Prepayments of social contribution - CSLL	-	227	10,226	7,257
Prepayments of income tax - IRPJ	-	1,725	28,561	21,887
Income tax and social contribution to be offset	16,989	15,099	96,490	59,658
Income tax and social contribution to be offset	16,989	17,051	135,278	88,802

Withholding income tax - IRRF on interest on capital	43,467	43,467	43,468	43,841
Withholding income tax - IRRF	3,168	2,893	114,857	103,277
State VAT - ICMS to be offset	-	-	111,959	104,843
Social Integration Program - PIS	63	56	11,728	8,447
Contribution for Social Security Funding - COFINS	319	283	54,730	37,699
Others	-	-	8,947	8,137
Others taxes to be offset	47,017	46,699	345,689	306,244

Total current	64,006	63,751	480,967	395,045

Noncurrent
Social contribution to be offset - CSLL	-	-	60,888	58,856
Income tax to be offset - IRPJ	-	-	5,463	2,608
Income tax and social contribution to be offset	-	-	66,352	61,464

State VAT - ICMS to be offset	-	-	155,872	159,624
Social Integration Program - PIS	-	-	1,047	1,024
Contribution for Social Security Funding - COFINS	-	-	4,826	4,719
Others	-	-	5,377	6,613
Others taxes to be offset	-	-	167,122	171,980

Total noncurrent	-	-	233,474	233,444

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

(8) SECTOR FINANCIAL ASSET AND LIABILITY

The breakdown of the balances of sector financial asset and liability and the movement for the period are as follows:

	As of December 31, 2017			Operating revenue		Finance income or expense	Receipt	As of June 30, 2018
	Deferred	Approved	Total	Constitution	Through billing	Monetary adjustment	Tariff flag (note 25.4)	Deferred	Approved	Total
Parcel "A"	924,943	(235,916)	689,026	731,178	321,684	23,199	(297,340)	1,021,108	446,639	1,467,748
CVA (*)
CDE (**)	(235,901)	(263,520)	(499,422)	72,901	247,999	(9,306)	-	(37,052)	(150,775)	(187,827)
Electric energy cost	1,625,759	(18,280)	1,607,479	(45,774)	(58,272)	39,975	(297,340)	362,539	883,528	1,246,068
ESS and EER (***)	(974,091)	(167,048)	(1,141,139)	(217,663)	385,742	(32,239)	-	(265,727)	(739,572)	(1,005,299)
Proinfa	(610)	(17,961)	(18,572)	7,505	12,579	(95)	-	1,776	(357)	1,418
Basic network charges	(20,163)	23,387	3,224	110,890	(12,485)	606	-	104,877	(2,642)	102,235
Pass-through from Itaipu	959,518	125,860	1,085,378	512,640	(220,140)	36,736	-	645,325	769,289	1,414,614
Transmission from Itaipu	7,802	7,806	15,608	18,386	(5,872)	594	-	23,100	5,615	28,715
Neutrality of sector charges	32,566	112,084	144,651	(63,759)	(75,608)	(2,181)	-	(40,490)	43,592	3,102
Overcontracting	(469,937)	(38,244)	(508,181)	336,052	47,741	(10,891)	-	226,760	(362,039)	(135,278)
Other financial components	(193,496)	21,812	(171,685)	(223,039)	24,423	(3,905)	-	(72,609)	389,612	(374,207)

Total	731,447	(214,104)	517,341	508,139	346,107	19,294	(297,340)	764,019	329,522	1,093,541

Current assets			210,834							679,406
Noncurrent assets			355,003							414,528
Current liabilities			(40,111)							(394)
Noncurrent liabilities			(8,385)							-

(*)         Deferred tariff costs and gains variations from Parcel “A” items
(**)       Energy Development Account – CDE
(***)      System Service Charge (ESS) and Reserve Energy Charge (EER)

The details of the nature of each sector financial asset and liability are provided in Note 8 to the financial statements at December 31, 2017.

(9)     DEFERRED TAX ASSETS AND LIABILITIES

9.1    Breakdown of tax assets and liabilities

	Parent company		Consolidated
	June 30, 2018	December 31, 2017	June 30, 2018	December 31, 2017
Social contribution credit/(debit)
Tax losses carryforwards	39,812	38,216	99,567	103,903
Tax benefit of merged intangible	-	-	101,177	105,065
Temporarily nondeductible/taxable differences	(663)	(408)	(331,935)	(305,677)
Subtotal	39,150	37,808	(131,191)	(96,708)

Income tax credit / (debit)
Tax losses carryforwards	110,547	109,103	282,095	303,543
Tax benefit of merged intangible	-	-	328,726	342,262
Temporarily nondeductible/taxable differences	(1,841)	(1,132)	(920,240)	(844,948)
Subtotal	108,706	107,971	(309,418)	(199,141)

PIS and COFINS credit/(debit)
Temporarily nondeductible/taxable differences	-	-	(10,361)	(10,543)

Total	147,855	145,779	(450,970)	(306,392)

Total tax credit	147,855	145,779	825,862	943,199
Total tax debit	-	-	(1,276,832)	(1,249,591)

The expected recovery of the deferred tax assets recorded in noncurrent assets, arising from nondeductible temporary differences, tax benefit of merged intangible and income tax and social contribution losses, the breakdown of which is described in the financial statements at December 31, 2017, is based on the projections of future profits, approved by the Board of Directors and reviewed by the Fiscal Council. To reflect adequately the effective rate of the taxes on profit, deferred tax assets are recognized monthly on any losses for companies that have positive projections, in accordance with such studies.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

9.2    Tax benefit of merged intangible asset

Refers to the tax credit calculated on the intangible assets derived from the acquisition of subsidiaries, as shown in the following table, which were merged and are recognized in accordance with the concepts of CVM Instructions No. 319/1999 and No. 349/2001 and ICPC 09 (R2) - Individual Financial Statements, Separate Financial Statements, Consolidated Interim financial statements and Application of the Equity Method. The benefit is being realized  in proportion to the tax amortization of the merged intangible assets that originated them as per CPC 27 and CPC 04 (R1) - Clarification of acceptable methods of depreciation and amortization, over the remaining concession period, as shown in note 14.

	Consolidated
	June 30, 2018		December 31, 2017
	Social contribution	Income tax	Social contribution	Income tax
CPFL Paulista	43,559	120,996	45,872	127,421
CPFL Piratininga	10,698	36,714	11,215	38,491
RGE	20,455	84,473	21,513	88,843
RGE Sul	26,466	73,515	26,466	73,515
CPFL Geração	-	13,027	-	13,992
Total	101,177	328,726	105,065	342,262

9.3    Accumulated balances on nondeductible temporary / taxable differences

	Consolidated
	June 30, 2018			December 31, 2017
	Social contribution	Income tax	PIS/COFINS	Social contribution	Income tax	PIS/COFINS
Temporarily nondeductible/taxable differences
Provision for tax, civil and labor risks	54,588	151,633	-	53,687	149,130	-
Private pension fund	2,614	7,261	-	2,331	6,476	-
Allowance for doubtful accounts	32,760	91,001	-	27,354	75,985	-
Free energy supply	8,929	24,803	-	8,382	23,284	-
Research and development and energy efficiency programs	25,301	70,279	-	21,851	60,697	-
Personnel-related provisions	3,929	10,913	-	4,111	11,420	-
Depreciation rate difference	(16,159)	(44,884)	-	(13,970)	(38,806)	-
Derivatives	(74,858)	(207,938)	-	(48,848)	(135,690)	-
Recognition of concession - adjustment of intangible asset (IFRS/CPC)	(6,847)	(19,020)	-	(7,291)	(20,253)	-
Recognition of concession - adjustment of financial asset (IFRS/CPC)	(135,810)	(375,195)	(7,801)	(117,527)	(324,387)	(7,881)
Actuarial losses (IFRS/CPC)	25,864	71,845	-	25,716	71,432	-
Financial instruments (IFRS/CPC)	(2,125)	(5,900)	-	(5,291)	(14,694)	-
Accelerated depreciation	(121)	(336)	-	(104)	(288)	-
Others	1,750	4,604	(2,560)	2,956	10,292	(2,662)
Temporarily nondeductible differences - accumulated comprehensive income:
Property, plant and equipment - adjustment of deemed cost (IFRS/CPC)	(50,339)	(139,831)	-	(51,961)	(144,336)	-
Actuarial losses (IFRS/CPC)	36,607	101,687	-	36,607	101,687	-
Temporarily nondeductible differences - business combination
Deferred taxes - asset:
Provision for tax, civil and labor risks	12,876	35,767		13,188	36,635	-
Fair value of property, plant and equipment (negative value added of assets)	20,555	57,099	-	21,294	59,150	-
Deferred taxes - liability:
Fair value of property, plant and equipment (value added of assets)	(25,351)	(70,420)		(26,201)	(72,779)	-
Intangible asset - exploration right/authorization in indirect subsidiaries acquired	(240,093)	(666,925)	-	(246,669)	(685,190)	-
Other temporary differences	(6,005)	(16,683)	-	(5,292)	(14,713)	-
Total	(331,935)	(920,240)	(10,361)	(305,677)	(844,948)	(10,543)

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

9.4    Reconciliation of the income tax and social contribution amounts recognized in the statements of profit or loss for the quarters and semesters ended by June 30, 2018 and 2017:

	Parent Company				Consolidated
	Social Contribution				Social Contribution
	2018		2017		2018		2017
	2nd quarter	1st semester	2nd quarter	1st semester	2nd quarter	1st semester	2nd quarter	1st semester
Profit before taxes	453,910	897,426	137,460	374,800	709,913	1,378,341	227,724	610,767
Reconciliation to reflect effective rate:
Equity in subsidiaries	(462,042)	(913,028)	(160,193)	(432,040)	(68,746)	(154,102)	(82,968)	(162,678)
Amortization of intangible asset acquired	(3,382)	(6,764)	(3,382)	(6,764)	12,162	24,324	12,162	24,324
Effect of presumed profit system	-	-	-	-	(63,361)	(105,986)	(48,031)	(96,751)
Adjustment of revenue from excess demand and excess reactive power	-	-	-	-	38,643	77,163	27,917	58,167
Other permanent additions (exclusions), net	2,758	7,480	4,318	7,540	15,234	41,418	30,444	34,439
Tax base	(8,756)	(14,886)	(21,797)	(56,465)	643,845	1,261,158	167,247	468,268
Statutory rate	9%	9%	9%	9%	9%	9%	9%	9%
Tax credit/(debit)	788	1,340	1,962	5,082	(57,946)	(113,504)	(15,052)	(42,144)
Tax credit recorded (not recorded), net	-	-	-	-	(11,898)	(23,209)	(13,237)	(26,718)
Total	788	1,340	1,962	5,082	(69,844)	(136,712)	(28,289)	(68,863)

Current	-	(1)	-	-	(20,872)	(93,963)	(9,802)	(65,299)
Deferred	788	1,341	1,962	5,082	(48,972)	(42,750)	(18,487)	(3,565)

	Parent Company				Consolidated
	Income Tax				Income Tax
	2018		2017		2018		2017
	2nd quarter	1st semester	2nd quarter	1st semester	2nd quarter	1st semester	2nd quarter	1st semester
Profit before taxes	453,910	897,426	137,460	374,800	709,913	1,378,341	227,724	610,767
Reconciliation to reflect effective rate:
Equity in subsidiaries	(462,042)	(913,028)	(160,193)	(432,040)	(68,746)	(154,102)	(82,968)	(162,678)
Amortization of intangible asset acquired	-	-	-	-	15,689	31,378	15,689	31,378
Effect of presumed profit system	-	-	-	-	(79,796)	(137,435)	(65,650)	(129,273)
Adjustment of revenue from excess demand and excess reactive power	-	-	-	-	38,643	77,163	27,917	58,167
Tax incentive - operating profit	-	-	-	-	(2,924)	(2,924)	(360)	(6,861)
Other permanent additions (exclusions), net	4,070	12,679	6,523	19,325	14,640	39,766	35,640	49,034
Tax base	(4,062)	(2,923)	(16,210)	(37,915)	627,419	1,232,187	157,991	450,534
Statutory rate	25%	25%	25%	25%	25%	25%	25%	25%
Tax credit/(debit)	1,015	731	4,052	9,479	(156,855)	(308,047)	(39,498)	(112,634)
Recorded (unrecognizad) Tax credit,net	-	-	-	-	(33,038)	(64,000)	(36,765)	(73,977)
Total	1,015	731	4,052	9,479	(189,892)	(372,047)	(76,263)	(186,610)

Current	-	(4)	-	-	(48,502)	(240,868)	(23,265)	(170,288)
Deferred	1,015	735	4,052	9,479	(141,391)	(131,179)	(52,998)	(16,322)

(10)     CONCESSION FINANCIAL ASSET

	Distribution	Transmission	Consolidated
As of December 31, 2017	6,330,681	238,723	6,569,404
Current	-	23,736	23,736
Noncurrent	6,330,681	214,987	6,545,668

Additions	313,559	428	313,986
Fair value adjustment	206,875	-	206,875
Adjustment - financial asset measured at amortized cost	-	15,260	15,260
Cash inputs - RAP	-	(11,700)	(11,700)
Disposals	(17,557)	-	(17,557)

As of June 30, 2018	6,833,557	242,711	7,076,268
Current	-	23,241	23,241
Noncurrent	6,833,557	219,470	7,053,027

The balance refers to the financial asset corresponding to the right established in the concession agreements of the energy distribution  and transmission measured at amortized cost companies to receive cash (i) through compensation at the time assets are handed over to the granting authority at the end of the concession, measured at fair value, and (ii) the transmission companies’ right to receive cash over the concession period through allowed annual revenue ("RAP"), measured at amortized cost.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

For energy distribution companies, according to the current tariff model, the remuneration for this asset is recognized in profit or loss upon billing to consumers and the realization occurs upon receipt of the electric energy bills. Moreover, the difference to adjust the balance to the fair value (new replacement value - “VNR” - note 4) is recognized as a balancing item to the operating income account (note 25) in the statement of profit or loss for the period (R$206,875 at 1st semester of 2018 and R$ 84,057 at 1st semester of 2017).

For energy transmission companies, the remuneration for this asset is recognized according to the internal rate of return, which takes into account the investment made, the allowed annual revenue (“RAP”) to be received over the concession period, and the compensation to be received at the time assets are handed over to the granting authority. The adjustment of R$ 15,260 is recognized against other operating revenues and income (R$ 12,637 at 1st semester of 2017).

(11)   OTHER RECEIVABLES

	Consolidated
	Current		Noncurrent
	June 30, 2018	December 31, 2017	June 30, 2018	December 31, 2017
Advances - Fundação CESP	5,832	7,851	6,797	6,797
Advances to suppliers	16,253	31,981	-	-
Pledges, funds and restricted deposits	166,589	159,291	699,538	621,489
Orders in progress	136,939	158,707	6,003	5,062
Services rendered to third parties	12,826	8,530	-	-
Energy pre-purchase agreements	-	-	27,735	26,260
Prepaid expenses	79,568	80,600	20,490	20,043
GSF renegotiation	12,230	19,629	11,571	17,359
Receivables - CDE	195,581	242,906	-	-
Advances to employees	38,171	19,658	-	-
Others	215,223	200,724	129,186	143,183
(-) Allowance for doubtful debts (note 6)	(29,462)	(29,379)	-	-
Total	849,752	900,498	901,320	840,192

Orders in progress: encompass costs and revenues related to ongoing decommissioning or disposal of intangible assets and the service costs related to expenditure on projects in progress under the Energy Efficiency and Research and Development programs. Upon the closing of the respective projects, the balances are amortized against the respective liability recognized in Other Payables (note 22).

Receivables – CDE: refer to: (i) low-income subsidies amounting to  R$ 12,709 (R$ 15,930 at December 31, 2017), (ii) other tariff discounts granted to consumers amounting to R$ 182,829 (R$ 224,936 at December 31, 2017), and (iii) tariff discounts – court injunctions amounting to R$ 43 (R$ 2,039 at December 31, 2017) – note 25.3.1

At the 1st semester of 2018, the subsidiaries offset the receivables relating to the CDE account with the payables relating to the Energy Development Account (CDE) (note 19) amounting to R$ 2,545 authorized by Order No. 1,576/2016.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

(12)   INVESTMENTS

	Parent company		Consolidated
	June 30, 2018	December 31, 2017	June 30, 2018	December 31, 2017
Permanent equity interests - equity method
By equity method of the subsidiary	8,492,359	7,804,431	895,765	990,910
Fair value of assets, net	680,795	713,848	10,350	10,640
Advances for future capital increases	62,375	33,340	-	-
Goodwill	6,054	6,054	-	-
Total	9,241,583	8,557,673	906,115	1,001,550

12.1 Permanent equity interests – equity method

The main information on investments in direct permanent equity interests is as follows:

		June 30, 2018				June 30, 2018	December 31, 2017	1st semester 2018	1st semester 2017
Investment	Number of shares (thousand)	Total assets	Issued capital	Equity	Profit or loss for the year	Share of equity of investees		Share of profit (loss) of investees
CPFL Paulista	880,653	9,081,065	1,273,423	1,880,128	303,142	1,880,128	1,370,403	303,142	75,593
CPFL Piratininga	53,096,770	3,630,549	240,144	522,872	104,288	522,872	461,059	104,288	61,855
CPFL Santa Cruz	-	-	-	-	-	-	-	-	15,062
CPFL Leste Paulista	-	-	-	-	-	-	-	-	4,639
CPFL Sul Paulista	-	-	-	-	-	-	-	-	4,940
CPFL Jaguari de Energia (CPFL Santa Cruz)	359,058	1,099,841	170,413	369,469	37,851	369,469	340,463	37,851	750
CPFL Mococa	-	-	-	-	-	-	-	-	3,824
RGE	1,019,790	4,390,393	1,223,350	1,789,575	122,936	1,789,575	1,680,334	122,936	65,701
RGE Sul	527,266	4,714,252	1,495,084	1,789,367	76,015	1,286,770	1,228,317	59,854	-
CPFL Geração	205,492,020	5,961,341	1,043,922	2,302,844	251,805	2,302,844	2,354,115	251,805	183,688
CPFL Jaguari Geração (*)	40,108	53,940	40,108	53,814	5,352	53,814	50,970	5,352	4,404
CPFL Brasil	3,000	1,355,521	3,000	52,634	31,909	52,634	96,093	31,909	26,644
CPFL Planalto (*)	630	2,591	630	2,384	1,754	2,384	3,293	1,754	1,706
CPFL Serviços	1,564,844	223,872	105,105	136,362	(8,643)	136,362	105,105	(8,643)	(8,072)
CPFL Atende (*)	13,991	24,235	13,991	17,673	3,681	17,673	19,338	3,681	3,499
Nect (*)	2,059	22,574	2,059	12,249	9,779	12,249	15,515	9,779	8,213
CPFL Total (*)	9,005	24,020	9,005	21,103	11,420	21,103	20,624	11,420	9,923
CPFL Jaguariuna (*)	-	-	-	-	-	-	-	-	3,526
CPFL Telecom	119,780	2,240	119,780	1,944	(169)	1,944	2,018	(169)	(14,710)
CPFL Centrais Geradoras (*)	16,128	17,257	16,128	16,876	748	16,876	16,177	748	730
CPFL Eficiência	48,164	113,380	48,164	74,066	(3,586)	74,066	55,252	(3,586)	(449)
Authi (*)	10	30,002	10	13,971	13,961	13,971	18,694	13,961	11,931
Subtotal - by subsidiary's equity						8,554,734	7,837,770	946,082	463,396
Amortization of fair value adjustment of assets						-	-	(33,053)	(31,356)
Total						8,554,734	7,837,770	913,028	432,040

Investment						8,492,359	7,804,431
Advances for future capital increases						62,375	33,340

(*) number of quotas

Fair value adjustments (value added) of net assets acquired in business combinations are classified in the parent’s statement of profit or loss in the group of Investments. In the parent company’s statement of profit or loss, the  amortization of the fair value adjustments (value added) of net assets of R$ 33,053 (R$ 31,356 in the 1st semester of 2017) is classified in line item “share of profit (loss) of investees”, in conformity with ICPC 09 (R2).

The movements, in the parent company, of the balances of investments in subsidiaries for the period are as follows:

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

Investment	As of December 31, 2017	Capital Increase	Share of profit (loss) of investees	Share of profit (loss) of investees (OCI)	Effects of the first adoption of IFRS 9 / CPC 48	Dividens / Interest on Capital	Advances for future capital increases / Others	As of June 30, 2018
CPFL Paulista	1,370,403	350,000	303,142	(6,643)	(18,453)	(118,321)	-	1,880,128
CPFL Piratininga	461,059	-	104,288	(2,034)	(11,996)	(28,445)	-	522,872
Companhia Jaguari de Energia (CPFL Santa Cruz)	340,463	-	37,851	(396)	(1,556)	(6,892)	-	369,469
RGE	1,680,334	-	122,936	(6,546)	(7,148)	-	-	1,789,575
RGE Sul	1,228,317	-	59,854	5,720	(7,121)	-	-	1,286,770
CPFL Geração	2,354,115	-	251,805	(4,569)	-	(298,512)	5	2,302,844
CPFL Jaguari Geração	50,970	-	5,352	-	-	(2,508)	-	53,814
CPFL Brasil	96,093	-	31,909	(2,341)	(2,187)	(70,841)	-	52,634
CPFL Planalto	3,293	-	1,754	-	-	(2,663)	-	2,384
CPFL Serviços	105,105	-	(8,643)	-	-	-	39,900	136,362
CPFL Atende	19,338	-	3,681	-	-	(5,346)	-	17,673
Nect	15,515	-	9,779	-	-	(13,044)	-	12,249
CPFL Total	20,624	-	11,420	-	-	(10,941)	-	21,103
CPFL Telecom	2,018	33,360	(169)	-	-	-	(33,265)	1,944
CPFL Centrais Geradoras	16,177	-	748	-	-	(50)	-	16,876
CPFL Eficiência	55,252	-	(3,586)	-	-	-	22,400	74,066
Authi	18,694	-	13,961	-	-	(18,684)	-	13,971
	7,837,770	383,360	946,082	(16,809)	(48,461)	(576,247)	29,040	8,554,734

 In the consolidated, the investment balances refer to interests in joint ventures accounted for using the equity method:

Investments in joint ventures	June 30, 2018	December 31, 2017	1st semester 2018	1st semester 2017
	Share of equity		Share of profit (loss)

Baesa	190,379	187,654	2,725	3,637
Enercan	147,116	176,998	48,307	62,497
Chapecoense	344,695	385,870	59,654	59,996
EPASA	213,574	240,388	43,706	36,838
Fair value adjustments of assets, net	10,350	10,640	(290)	(290)
	906,115	1,001,550	154,102	162,678

12.2 Fair value adjustments and goodwill

Fair value adjustments (value added) refer basically to the right to the concession acquired through business combinations. The goodwill refers basically to acquisitions of investments and is based on projections of future profits.

In the consolidated interim financial statement, these amounts are classified as Intangible Assets (note 14).

12.3 Dividends and interest on capital receivable

At June 30, 2018 and December 31, 2017, the Company has the following amounts receivable from the subsidiaries below, relating to dividends and interest on capital:

	Parent company
	Dividends		Interest on capital		Total
Subsidiary	June 30, 2018	December 31, 2017	June 30, 2018	December 31, 2017	June 30, 2018	December 31, 2017
CPFL Paulista	68,000	49,798	95,120	-	163,120	49,798
CPFL Piratininga	-	-	28,445	-	28,445	-
CPFL Santa Cruz	-	24,918	6,893	13,960	6,893	38,878
RGE	26,795	50,319	-	-	26,795	50,319
CPFL Centrais Geradoras	66	17	-	-	66	17
CPFL Brasil	91,091	20,748	498	2,361	91,589	23,109
CPFL Planalto	-	888	-	-	-	888
CPFL Atende	-	1,003	-	620	-	1,623
Nect Serviços	-	4,348	-	-	-	4,348
CPFL Eficiência	12,195	12,195	15,104	17,404	27,299	29,599
AUTHI	7,912	6,228	-	-	7,912	6,228
	206,059	170,461	146,060	34,344	352,118	204,807

The consolidated balance includes dividends and interest on capital receivable amounting to R$ 153,187 at June 30, 2018 and R$ 56,145 at December 31, 2017 related basically to joint ventures.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

12.4 Noncontrolling interests and joint ventures

The disclosure of interests in subsidiaries, in accordance with IFRS 12 and CPC 45, is as follows:

12.4.1    Movements in noncontrolling interests

	CERAN	CPFL Renováveis	Paulista Lajeado	Total
As of December 31, 2017	86,031	2,058,079	80,707	2,224,816
Equity Interests and voting capital	35.00%	48.40%	40.07%

Profit (loss) attributable to noncontrolling shareholders	16,284	(50,408)	4,209	(29,915)
Dividends	(35,632)	(6,011)	(8,241)	(49,884)
Other movements	-	(32)	-	(32)
As of June 30, 2018	66,683	2,001,628	76,675	2,144,986
Equity Interests and voting capital	35.00%	48.39%	40.07%

12.4.2    Summarized financial information on subsidiaries that have noncontrolling interests

The summarized financial information on subsidiaries that have noncontrolling interests at June 30, 2018 and December 31, 2017 and semesters ended at June 30, 2018 and 2017, is as follows:

	June 30, 2018			December 31, 2017
	CERAN	CPFL Renováveis	Paulista Lajeado	CERAN	CPFL Renováveis	Paulista Lajeado
Current assets	103,451	1,497,796	30,528	110,566	1,623,645	48,037
Cash and cash equivalents	63,173	856,583	6,021	37,043	950,215	24,086
Noncurrent assets	822,820	11,111,479	119,520	848,445	11,232,357	120,677

Current liabilities	217,429	1,837,090	32,999	198,624	1,957,000	42,525
Borrowings and debentures	106,947	1,027,584	-	105,844	1,259,105	36,453
Other financial liabilities	22,159	86,137	1,044	12,360	7,258	264
Noncurrent liabilities	518,317	6,748,307	265	514,583	6,760,025	258
Borrowings and debentures	422,347	4,962,887	-	422,166	5,251,704	-
Other financial liabilities	86,561	-	-	83,766	-	-
Equity	190,525	4,023,878	116,783	245,804	4,138,977	125,931
Equity attributable to owners of the Company	190,525	3,918,787	116,783	245,804	4,032,448	125,931
Equity attributable to noncontrolling interests	-	105,091	-	-	106,529	-

	1st semester 2018			1st semester 2017
	CERAN	CPFL Renováveis	Paulista Lajeado	CERAN	CPFL Renováveis	Paulista Lajeado
Net operating revenue	158,770	798,584	25,702	155,257	783,006	21,981
Operational costs and expenses	(41,329)	(315,040)	(14,162)	(33,591)	(323,538)	(11,542)
Depreciation and amortization	(22,723)	(312,173)	(2)	(22,451)	(303,694)	(2)
Interest income	2,906	46,855	395	16,811	67,057	1,289
Interest expense	(18,121)	(231,865)	(348)	(19,085)	(293,456)	(645)
Income tax expense	(23,951)	(32,099)	(1,165)	(32,201)	(26,033)	(1,207)
Profit (loss) for the period	46,525	(109,061)	10,504	62,543	(126,445)	8,338
Attributable to owners of the Company	46,525	(113,661)	10,504	62,543	(130,120)	8,338
Attributable to noncontrolling interests	-	4,600	-	-	3,675	-

12.4.3    Joint ventures

The summarized financial information on joint ventures at June 30, 2018 and December 31, 2017 and semesters ended at June 30, 2018 and 2017, is as follows:

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

	June 30, 2018				December 31, 2017
	Enercan	Baesa	Chapecoense	Epasa	Enercan	Baesa	Chapecoense	Epasa
Current assets	184,615	118,918	552,106	231,624	182,843	124,361	329,721	319,222
Cash and cash equivalents	62,511	79,736	67,140	63,968	48,695	17,873	116,425	74,741
Noncurrent assets	1,071,042	1,000,016	2,675,106	520,468	1,101,291	1,030,904	2,745,989	531,527

Current liabilities	320,640	67,304	713,571	128,339	291,010	121,369	426,695	157,343
Borrowings and debentures	140,013	19,854	138,698	34,437	140,090	63,154	138,788	34,299
Other financial liabilities	25,322	41,786	80,974	39,738	4,085	17,113	67,897	993
Noncurrent liabilities	633,074	290,292	1,837,768	223,378	629,850	283,456	1,892,407	242,765
Borrowings and debentures	511,116	-	1,108,755	169,176	510,874	-	1,172,181	186,373
Other financial liabilities	25,584	270,951	725,938	7,768	25,115	265,250	716,986	-
Equity	301,943	761,338	675,873	400,375	363,273	750,440	756,608	450,641

	1st semester 2018				1st semester 2017
	Enercan	Baesa	Chapecoense	Epasa	Enercan	Baesa	Chapecoense	Epasa
Net operating revenue	274,645	122,121	420,699	274,596	289,599	118,719	406,442	286,848
Operational costs and expenses	(76,889)	(58,445)	(96,627)	(155,139)	(78,545)	(56,876)	(82,332)	(176,561)
Depreciation and amortization	(25,246)	(25,358)	(62,138)	(17,520)	(26,424)	(25,358)	(63,424)	(16,296)
Interest income	2,824	2,205	7,565	2,631	23,096	2,888	16,211	4,064
Interest expense	(23,834)	(24,745)	(94,442)	(8,756)	(13,449)	(8,502)	(58,385)	(9,941)
Income tax and social contribution expenses	(50,522)	(5,546)	(60,518)	(13,822)	(66,065)	(7,612)	(66,182)	(14,919)
Profit (loss) for the year	99,146	10,898	116,968	81,933	128,270	14,546	117,638	69,057
Equity Interests and voting capital	48.72%	25.01%	51.00%	53.34%	48.72%	25.01%	51.00%	53.34%

Even holding more than 50% of the equity interest in Epasa and Chapecoense, the subsidiary CPFL Geração controls these investments jointly with other shareholders. The analysis of the classification of the type of investment is based on the Shareholders' Agreement of each joint venture.

The borrowings from the BNDES obtained by the joint ventures ENERCAN, BAESA and Chapecoense establish restrictions on the payment of dividend to subsidiary CPFL Geração above the minimum mandatory dividend of 25% without the prior consent of the BNDES.

12.4.4    Joint operation

Through its wholly-owned subsidiary CPFL Geração, the Company holds part of the assets of the Serra da Mesa hydropower plant, located on the Tocantins River, in Goias State. The concession and the right to operate the hydropower plant are held by Furnas Centrais Elétricas S.A. In order to maintain these assets operating jointly with Furnas (jointly operation), CPFL Geração was assured 51.54% of the installed power of 1,275 MW (657 MW) and the assured energy of mean 671 MW (mean 345.4 MW) until 2028.

12.5 Corporate restructurings in 2017

12.5.1    Merger of CPFL Jaguariúna

At the EGM held on December 15, 2017, approval was given for the merger of CPFL Jaguariúna  into RGE Sul. Accordingly, the merged company was wound up and RGE Sul became the successor to its assets, rights and obligations.

At the time of the merger, the concepts of CVM Instructions No. 319/99 and 349/01 were applied, which resulted in the recognition of a goodwill rectifying account, generating a tax credit of R$ 99,981 (note 9). To reassess its investments, the Company and CPFL Brasil recognized, proportionally to its investments in RGE Sul, (i) a reassessed concession intangible asset of R$ 148,487 and R$ 45,594 respectively, totaling R$ 194,081, corresponding to the fair value adjustment (value added) of the intangible assets relating to the distribution infrastructure and the right to operate the concession; and (ii) a net adjustment corresponding to the surplus value and decrease in  value in the amounts of R$ 66,607 and R$ 20,452, respectively, corresponding  to the fair value of the provision for tax, civil and labor risks, decrease in value of consumers, and surplus value of indemnification asset. Both amounts are non-deductible for tax purposes for the Company and for CPFL Brasil.

12.5.2    Grouping of subsidiaries Companhia Luz e Força Santa Cruz, Companhia Leste Paulista de Energia, Companhia Jaguari de Energia, Companhia Sul Paulista de Energia and Companhia Luz e Força de Mococa

On November 21, 2017, ANEEL through Resolution No. 6,723/2017 authorized the grouping of the power distribution companies Companhia Luz e Força Santa Cruz, Companhia Leste Paulista de Energia, Companhia Jaguari de Energia, Companhia Sul Paulista de Energia and Companhia Luz e Força de Mococa, pursuant to Normative Resolution No, 716/2016 of May 3, 2016. Effective as of January 1, 2018, the operations of these subsidiaries are controlled only by Companhia Jaguari de Energia, which adopted the trade name “CPFL Santa Cruz”. This operation was approved by the Extraordinary General Meetings (“EGM”) held on December 31, 2017 at the grouped companies.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

(13)      PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	Land	Reservoirs, dams and water mains	Buildings, construction and improvements	Machinery and equipment	Vehicles	Forniture and fittings	In progress	Total
As of December 31, 2017	168,494	1,319,257	1,094,777	6,870,389	75,771	7,245	251,192	9,787,125
Historical cost	207,365	2,066,850	1,652,178	9,693,512	122,540	22,026	251,192	14,015,662
Accumulated depreciation	(38,870)	(747,593)	(557,400)	(2,823,123)	(46,769)	(14,782)	-	(4,228,537)

Additions	-	-	-	-	-	-	144,649	144,649
Disposals	-	-	(7,600)	(8,596)	(1,604)	-	-	(17,799)
Transfers	-	3,535	13,224	15,716	8,868	623	(41,964)	-
Transfers from/to other assets - cost	(2,755)	-	(39,029)	41,223	-	6	(4,725)	(5,280)
Depreciation	(3,917)	(39,647)	(29,876)	(218,563)	(9,448)	(448)	-	(301,897)
Write-off of depreciation	-	-	-	3,836	802	-	-	4,638
Impairment reversal	-	-	15	645	-	-	-	660

As of June 30, 2018	161,822	1,283,145	1,031,510	6,704,652	74,390	7,426	349,151	9,612,096
Historical cost	204,610	2,070,385	1,618,787	9,742,501	129,805	22,655	349,151	14,137,892
Accumulated depreciation	(42,788)	(787,240)	(587,276)	(3,037,850)	(55,415)	(15,229)	-	(4,525,797)

Average depreciation rate	3.86%	3.92%	3.77%	4.57%	13.40%	6.47%

The balance of construction in progress, in the consolidated balances, refers mainly to works in progress of operating and/or under development subsidiaries, especially for the projects of CPFL Renováveis, which has construction in progress of R$ 295,477 at June 30, 2018 (R$ 197,305 at December 31, 2017).

In conformity with CPC 20 (R1) and IAS 23, the interest on borrowings taken by subsidiaries to finance the works is capitalized during the construction phase. In the consolidated balances, in the 1st semester of 2018 R$ 5,082 were capitalized at the rate of 8.38% p.a. (R$ 25,098 , at the rate of 10.05% p.a., in the 1st semester of 2017) note 28.

In the consolidated balances, the depreciation amounts are recognized in the statement of profit or loss in line item “Depreciation and amortization” (note 27).

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

(14)   INTANGIBLE ASSETS

	Consolidated
	Goodwill	Concession right				Other intangible assets	Total
		Acquired in business combinations	Distribution infrastructure - operational	Distribution infrastructure - in progress	Public utilities
As of December 31, 2017	6,115	4,117,105	5,554,447	825,476	25,904	60,777	10,589,824
Historical cost	6,152	7,558,645	11,442,528	825,476	35,840	174,407	20,043,048
Accumulated amortization	(37)	(3,441,540)	(5,888,080)	-	(9,936)	(113,630)	(9,453,223)

Additions	-	-	-	720,979	-	5,589	726,568
Amortization	-	(142,795)	(355,954)	-	(710)	(4,400)	(503,859)
Transfer - intangible assets	-	-	318,064	(318,064)	-	-	-
Transfer - financial asset	-	-	28,064	(341,623)	-	-	(313,559)
Disposal and transfer - other assets	-	-	(1,597)	(6,303)	-	5,243	(2,657)
Impairment reversal	-	5,130	-	-	-	47	5,177

As of June 30, 2018	6,115	3,979,438	5,543,025	880,466	25,195	67,254	10,501,494
Historical cost	6,152	7,558,645	11,678,069	880,466	35,840	185,409	20,344,581
Accumulated amortization	(37)	(3,579,207)	(6,135,044)	-	(10,646)	(118,155)	(9,843,089)

In conformity with CPC 20 (R1) and IAS 23, the interest on borrowings taken by subsidiaries is capitalized for qualifying intangible assets. In the consolidated, for the 1st semester of 2018, R$ 7,726 were capitalized at a rate of 7.84% p.a. (R$ 9,061 at a rate of 8.48% p.a. in the 1st semester of 2017).

In the consolidated interim financial statements the amortization of intangible assets is recognized in the statement of profit or loss in the following line items: (i) “depreciation and amortization” for amortization of distribution infrastructure intangible assets, use of public asset and other intangible assets; and (ii) “amortization of concession intangible asset” for amortization of the intangible asset acquired in business combination (note 27).

14.1 Intangible asset acquired in business combinations

The breakdown of the intangible asset related to the right to operate the concessions acquired in business combinations is as follows:

	June 30, 2018			December 31, 2017	Annual amortization rate
	Historic cost	Accumulated amortization	Net value	Net value	2018	2017
Intangible asset - acquired in business combinations
Intangible asset acquired, not merged
CPFL Paulista	304,861	(211,996)	92,866	97,858	3.28%	3.28%
CPFL Piratininga	39,065	(25,687)	13,377	14,025	3.32%	3.31%
RGE	3,768	(2,104)	1,664	1,752	4.70%	4.70%
CPFL Geração	54,555	(36,411)	18,144	19,067	3.39%	3.38%
CPFL Jaguari Geração	7,896	(3,986)	3,910	4,044	3.41%	3.41%
CPFL Renováveis	3,717,093	(971,826)	2,745,268	2,818,331	3.93%	4.16%
Subtotal	4,127,239	(1,252,010)	2,875,228	2,955,077

Intangible asset acquired and merged - Deductible
RGE	1,120,266	(897,782)	222,484	234,297	2.11%	2.11%
RGE Sul	312,741	(47,402)	265,339	279,553	9.09%	9.09%
CPFL Geração	426,450	(328,447)	98,003	102,987	2.34%	2.34%
Subtotal	1,859,457	(1,273,631)	585,826	616,837

Intangible asset acquired and merged – Reassessed
CPFL Paulista	1,074,026	(770,768)	303,259	319,360	3.00%	3.00%
CPFL Piratininga	115,762	(76,121)	39,641	41,560	3.32%	3.31%
RGE	310,128	(190,685)	119,442	125,785	4.09%	4.09%
CPFL Jaguari Geração	15,275	(8,607)	6,668	6,898	3.01%	3.01%
RGE Sul	56,759	(7,387)	49,372	51,588	7.81%	9.09%
Subtotal	1,571,949	(1,053,567)	518,382	545,191

Total	7,558,645	(3,579,207)	3,979,438	4,117,105

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

(15)   TRADE PAYABLES

	Consolidated
	June 30, 2018	December 31, 2017
Current
System service charges	2,978	413
Energy purchased	2,411,899	2,248,748
Electricity network usage charges	246,254	252,170
Materials and services	419,175	650,538
Free energy	149,610	145,002
Total	3,229,917	3,296,870

Noncurrent
Energy purchased	135,370	128,438

(16)   BORROWINGS

 The movements in borrowings are as follows:

	Consolidated
		Raised	Repayment	Interest, inflation adjustment and MTM	Exchange rates	Interest paid
	December 31, 2017						June 30, 2018

Measured at cost
Local currency
Fixed Rate	900,257	160,932	(86,229)	18,938	-	(17,130)	976,767
Post Fixed Rate
TJLP	3,449,468	90,384	(219,774)	144,895	-	(134,443)	3,330,533
Selic	140,099	-	(16,658)	5,930	-	(1,733)	127,638
CDI	1,541,278	23,360	(786,626)	53,495	-	(58,452)	773,054
IGP-M	57,291	-	(5,117)	4,788	-	(2,348)	54,614
UNBNDES	2,293	-	(233)	432	-	-	2,491
Others	74,741	-	(35,481)	9,638	-	(9,006)	39,894
Total at cost	6,165,427	274,676	(1,150,118)	238,116	-	(223,111)	5,304,991

Borrowing costs *	(31,816)	(5,048)	-	10,246	-	-	(26,618)

Measured at fair value
Foreign currency
Dollar	4,698,183	1,655,514	(2,064,066)	75,426	691,313	(71,305)	4,985,065
Euro	218,814	456,000	(215,824)	424	12,155	(1,834)	469,735
Mark to market	(58,552)	-	-	(5,808)	-	-	(64,360)
Total at fair value	4,858,445	2,111,514	(2,279,890)	70,042	703,468	(73,139)	5,390,440

Total	10,992,057	2,381,142	(3,430,008)	318,404	703,468	(296,250)	10,668,811
Current	3,589,607						3,011,598
Non Current	7,402,450						7,657,213

(*) In accordance with CPC 48/IFRS 9, this refers to borrowing costs directly attributable to the issuance of the respective debts.

The detail on borrowings are as follows:

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

			Consolidated
Category	Annual interest		June 30, 2018	December 31, 2017	Maturity range	Collateral
Measured at cost - Local Currency
Prefixed
FINEM	Fixed rate de 2,5% to 8%	(a)	482,413	546,504	2011 to 2024

(i) CPFL Energia guarantee (ii) Liens on equipment and receivables (iii)  Pledge of shares of SPE, authorized by ANEEL and receivables of operation contracts (iv) guarantee of Bioenergia S.A., CPFL Renováveis, CPFL Energia and State Grid.

FINAME	Fixed rate de 2,5% to 10%	(a)	60,224	71,780	2012 to 2025	(i) Liens on equipment (ii) Guarantee of CPFL Renováveis(iii) CPFL Energia guarantee (iv) Liens on assets
FINEP	Fixed rate de 3,5% to 8%		8,527	10,482	2013 to 2021	Bank guarantee
Bank loans	Fixed rate of 9,5% to 10,14% and discount for timely payment of 15% and 25%		425,602	271,492	2009 to 2029	(i) Liens on equipment and receivables (ii) Pledge of shares of SPE, authorized by ANEEL and receivables of operation contracts (iii) SIIF Énergies do Brasil and BVP S.A guarantee
			976,767	900,257
Post-Fixed
TJLP
FINEM	TJLP and TJLP + of 1,72% to 3,4%	(b)	3,289,296	3,406,017	2009 to 2033

(i) Bank guarantee (ii) CPFL Energia guarantee (iii) Pledge of receivables, equipment and and assignment of credit and concession rights authorized by ANEEL and shares os SPE (iv) Liens on equipment and receivables (v) guarantee of Bioenergia S.A., CPFL Renováveis, CPFL Energia and State Grid (vi) real estate mortgage

FINAME	TJLP + 2,2% to 4,2%	(b)	22,283	23,181	2017 to 2027	(i) CPFL Energia guarantee (ii) Liens on equipment and receivables
FINEP	TJLP to TJLP -1%		13,053	13,997	2016 to 2024	Bank guarantee
Bank loans	TJLP + 2,99% to 3,1% (1)		5,902	6,273	2005 to 2023	(i) Pledge of receivables, equipment and and assignment of credit and concession rights (ii) CPFL Energia guarantee
			3,330,533	3,449,468
SELIC
FINEM	SELIC + 2,19% to 2,66%	(c)	122,007	134,260	2015 to 2022	(i)SGBP and CPFL Energia guarantee and receivables (ii) CPFL Energia guarantee
FINAME	SELIC + 2,70% to 3,90%		5,631	5,840	2016 to 2022	CPFL Energia guarantee and liens on equipment and receivables
			127,638	140,099
CDI
Bank loans	(i) From 100,00% to 109,50% to CDI (ii) CDI + 0,10% to 1,90%	(c)	347,447	885,715	2012 to 2021	(i) CPFL Energia and CPFL Renováveis guarantee (ii) CPFL Renováveis promissory note (iii) CPFL Energia guarantee
Promissory note	(i) 104% of CDI (ii) CDI + 1,39%		-	110,523	2018	CPFL Energia and CPFL Renováveis guarantee
Bank loans	(i) 105% do CDI (ii) CDI + 0,5% to 3,40%		326,659	443,035	2013 to 2024	No guarantee
Promissory note	CDI + 3,80%		98,948	102,006	2017 to 2019	No guarantee
			773,054	1,541,278
IGPM
Bank loans	IGPM + 8,63%		54,614	57,291	2011 to 2024	(i) Liens on equipment and receivables (ii) Pledge of shares of SPE and rights authorized by ANEEL and receivables of operation contracts

UNBNDES
Bank loans	UNBNDES + from 1,99% to 5%		2,491	2,293	2006 to 2023	CPFL Energia guarantee
Other
Other			39,894	74,740	2007 to 2023	Bank guarantee; assignment of credit rights and promissory notes
Total - Local currency			5,304,991	6,165,427

Borrowing costs (*)			(26,618)	(31,816)

Measured at fair value - Foreing Currency
Dollar
Bank Loans (Law 4.131)	US$ + Libor 3 months + from 0,95% to 3%		2,213,891	2,879,241	2017 to 2022	CPFL Energia guarantee and promissory notes
Bank Loans (Law 4.131)	US$ + Libor 3 months + de 0,8% to 2,7%	(c)	482,421	704,572	2017 to 2020	CPFL Energia guarantee and promissory notes
Bank Loans (Law 4.131)	US$ + de 1,93% to 3,59%		2,288,754	1,114,370	2017 to 2021	CPFL Energia guarantee and promissory notes
			4,985,065	4,698,183
Euro
Bank Loans (Law 4.131)	Euro + de 0,42% to 0,85%		469,735	218,814	2019 to 2021	CPFL Energia guarantee and promissory notes

Mark to market			(64,360)	(58,552)

Total in foreign currency			5,390,440	4,858,445

Total			10,668,811	10,992,057

(*) In accordance with CPC 48/IFRS 9, this refers to borrowing costs directly attributable to the issuance of the respective debts.
The subsidiaries hold swaps converting the operating cost of currency variation to interest tax variation in reais. For further information about the considered rates, see note 32.
Effective rate:
(a) 30% to 70% of CDI	(b) 60% to 110% of CDI	(c) 100% to 130% of CDI

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

As segregated in the tables above, in conformity with CPC 48 and IFRS 9, the Group classified their debts as (i) other financial liabilities (or measured at amortized cost), and (ii) financial liabilities measured at fair value through profit or loss.

The objective of the classification as financial liabilities of borrowings measured at fair value is to compare the effects of the recognition of income and expenses derived from marking to market of derivatives, debt-related derivatives, in order to obtain more relevant and consistent accounting information. At June 30, 2018, the balance of the borrowings measured at fair value was R$ 5,390,440 (R$ 4,858,446 at December 31, 2017).

Changes in the fair values of these borrowings are recognized in the finance income/cost of the Group, except for the component of credit risk calculation, which is recorded in other comprehensive income. At June 30, 2018, the accumulated gains of R$ 64,360 (accumulated gains of R$ 58,552 at December 31, 2017) on marking the borrowings to market, offset by the losses of R$ 48,714 (losses of R$ 51,145 at December 31, 2017) of marking to market the derivative financial instruments contracted as a hedge against foreign exchange variations (note 32), resulted in a total net gain of R$ 15,646 (R$ 7,407 at December 31, 2017).

The maturities of the principal of borrowings recorded in noncurrent liabilities are scheduled as follows:

Maturity	Consolidated
From July 1, 2019	1,108,894
2020	1,443,125
2021	2,528,326
2022	553,242
2023	377,892
2024 to 2028	1,209,354
2029 to 2033	414,413
2034 to 2038	87,524
2039 to 2043	4,071
Subtotal	7,726,841
Mark to market	(69,629)
Total	7,657,213

Main additions in the period:

	R$ thousand
	Total approved	Released in 2018	Released net of fundraising costs	Interest	Utilization
Local Currency

Prefixed
Bank Loan	170,152	160,932	158,719	Montlhy	Subsidiary's investment plan
Post Fixed
CDI
Bank Loan (a)	16,000	16,000	16,000	Bullet	Working Capital
Bank Loan (a)	7,360	7,360	7,360	Semiannually	Working Capital
TJLP
FINEM	144,500	90,000	88,670	Montlhy	Subsidiary's investment plan
FINAME (a)	384	384	384	Quarterly	Acquisition of machinery and equipment
Foreing Currency
Dollar
Bank Loan (Law 4.131)	1,655,514	1,655,514	1,655,514	Quarterly	Working Capital
Euro
Bank Loan (Law 4.131)	456,000	456,000	456,000	Quarterly	Working Capital
	2,449,909	2,386,190	2,382,646

(a) There is no restrictive financial covenant.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

Prepayment:

In the first semester of 2018, R$ 1,484,832 were settled in advance relating to borrowings with original maturities from May 2018 to May 2021.

Covenants

Borrowings raised by Group companies require the compliance with certain restrictive financial clauses, under penalty of restriction in the distribution of dividends and/or advance maturity of the related debts. Furthermore, failure to comply with the obligations or restrictions mentioned may result in default in relation to other contractual obligations (cross default), depending on each borrowing agreement. Additionally, borrowings contain non-financial covenants, which are met as per the last calculation period.

For borrowings raised or with funds released in 2018, certain have restrictive clauses related to financial ratios, as follows:

Ratios required for the individual or consolidated financial statements of CPFL Renováveis or its subsidiaries

•         Debt Service Coverage Ratio (ICSD) minimum of 1.3.

•         Company capitalization ratio minimum of 30%.

Ratios required for the individual or consolidated financial statements of CPFL Energia

•                     Debt indebtedness divided by EBITDA maximum of 3.75 and

•                      EBITDA divided by the financial result minimum of 2.25.

For other borrowings, the details of the covenants are presented in the financial statements as of December 31, 2017.

The Group’s management monitors these ratios on a systematic and constant basis, so that all conditions are met. The Group’s management believes that all covenants and financial and non-financial clauses whose indicators are measured semiannually and annually are properly complied with, according to the last calculation period, in other words, June 30, 2018 and December 31, 2017, respectively.

(17)   DEBENTURES

The movements in debentures are as follows:

	Consolidated
	As of December 31, 2017	Raised	Repayment	Interest, inflation adjustment	Exchange rates	As of June 30, 2018

Debentures	9,253,396	4,010,000	(3,223,452)	390,800	(385,004)	10,045,741
Borrowings costs	(76,870)	(4,457)	-	12,712	-	(68,615)
Total	9,176,526	4,005,543	(3,223,452)	403,512	(385,004)	9,977,126
Current	1,703,073					1,385,146
Non Current	7,473,454					8,591,981

The detail on debentures are as follows :

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

		Consolidated
		June 30, 2018				December 31, 2017
		Current interest	Current	Noncurrent	Total	Current interest	Current	Noncurrent	Total
CPFL Paulista
7th Issue	Single series	10,715	126,250	252,500	389,465	17,134	126,250	378,750	522,134
8th Issue	1st series	2,776	-	220,145	222,921	1,669	-	215,310	216,980
8th Issue	2nd series	4,865	-	366,269	371,133	2,925	-	358,224	361,149
8th Issue	3rd series	1,931	-	134,348	136,279	1,161	-	131,397	132,558
9th Issue	Single series	44,755	-	1,380,000	1,424,755	-	-	-	-
		65,042	126,250	2,353,262	2,544,554	22,890	126,250	1,083,681	1,232,821

CPFL Piratininga
6th Issue	Single series	1,549	-	44,000	45,549	1,950	-	44,000	45,950
7th Issue	Single series	4,986	58,750	117,500	181,236	7,973	58,750	176,250	242,973
8th issue	2nd series	6,300	-	246,000	252,300	7,669	-	246,000	253,669
8th issue	1st series	1,200	-	62,488	63,688	1,174	-	61,125	62,299
9th Issue	Single series	6,721	-	215,000	221,721	-	-	-	-
		20,756	58,750	684,988	764,494	18,766	58,750	527,375	604,891

RGE
6th Issue	Single series	7,039	-	200,000	207,039	8,864	-	200,000	208,864
7th Issue	Single series	3,607	42,500	85,000	131,107	5,768	42,500	127,500	175,768
8th issue	2nd series	6,417	-	250,000	256,417	7,812	-	250,000	257,812
8th issue	1st series	2,631	-	135,530	138,160	2,573	-	132,573	135,146
9th Issue	Single series	7,071	-	220,000	227,071	-	-	-	-
		26,764	42,500	890,530	959,794	25,017	42,500	710,073	777,590

CPFL Santa Cruz
1st Issue	Single series	-	-	-	-	135	32,500	-	32,635
2nd Issue	Single series	5,829	-	190,000	195,829	-	-	-	-
		5,829	-	190,000	195,829	135	32,500	-	32,635

RGE SUL
4th Issue	Single series	321	-	189,730	190,051	16,662	-	1,100,000	1,116,662
6th Issue	Single series	827	-	520,000	520,827	312	-	220,000	220,312
		1,147	-	709,730	710,877	16,974	-	1,320,000	1,336,974

CPFL Brasil
3rd Issue	Single series	1,082	-	116,000	117,082	6,059	-	400,000	406,059
4th issue	Single series	3,646	115,000	-	118,646	-	-	-	-
		4,728	115,000	116,000	235,728	6,059	-	400,000	406,059

CPFL Geração
5th Issue	Single series	-	-	-	-	3,366	546,000	-	549,366
6th Issue	Single series	11,509	153,318	306,682	471,509	13,671	153,318	306,682	473,671
7th Issue	Single series	-	-	-	-	8,978	-	635,000	643,978
8th Issue	Single series	854	89,502	-	90,356	3,401	-	87,905	91,306
9th Issue	Single series	1,981	-	52,832	54,813	550	-	51,672	52,221
10th issue	Single series	97	190,000	-	190,097	-	-	-	-
11th issue	1st series	1,457	-	700,000	701,457	-	-	-	-
11th issue	2nd series	1,481	-	700,000	701,481	-	-	-	-
		17,379	432,820	1,759,514	2,209,713	29,966	699,318	1,081,259	1,810,543
Parent company
5th Issue	Single series	-	-	-	-	2,817	-	186,000	188,817

CPFL Renováveis
1st Issue - SIIF (*)	1st to 12th series	749	46,453	441,300	488,502	762	44,968	449,678	495,408
1st Issue - PCH Holding 2	Single series	267	24,678	98,712	123,657	260	8,701	123,391	132,352
2nd Issue - DESA	Single series	810	43,336	-	44,146	39,857	43,329	21,671	104,857
1st Issue - Pedra Cheirosa I	Single series	-	-	-	-	1,617	64,653	-	66,270
1st Issue - Pedra Cheirosa II	Single series	-	-	-	-	1,481	59,203	-	60,684
1st Issue - Renováveis	Single series	2,269	64,500	193,500	260,269	2,970	64,500	258,000	325,470
2nd Issue - Renováveis	Single series	3,800	60,000	150,000	213,800	5,531	60,000	210,000	275,531
3rd Issue - Renováveis	Single series	1,370	98,657	98,686	198,713	2,169	98,657	197,343	298,169
4th Issue - Renováveis	1st series	4,004	-	200,000	204,004	4,534	-	200,000	204,534
5th Issue - Renováveis	Single series	300	13,000	81,000	94,300	9,716	12,000	88,000	109,716
7th Issue - Renováveis	Single series	6,556	-	259,400	265,956	6,244	-	253,529	259,773
		20,125	350,624	1,522,598	1,893,347	75,141	456,011	1,801,612	2,332,764

CERAN
1st Issue	1st series	843	106,000	212,000	318,843	181	106,000	212,000	318,181
1st Issue	2nd series	562	-	212,000	212,562	121	-	212,000	212,121
		1,406	106,000	424,000	531,406	302	106,000	424,000	530,302

Borrowing costs (**)		-	(9,974)	(58,641)	(68,615)	(7,580)	(8,745)	(60,546)	(76,870)

		163,176	1,221,970	8,591,981	9,977,127	190,489	1,512,584	7,473,454	9,176,526

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

		Quantity issued	Annual remuneration	Annual effective rate	Amortization conditions	Collateral
CPFL Paulista
7th Issue	Single series	50,500	CDI + 0.83% (2)	CDI + 0.89%	4 annual installments from February 2018	CPFL Energia guarantee
8th Issue	1st series	213,804	IPCA + 4,42%	IPCA + 4,42%	1 installment in September 2022	CPFL Energia guarantee
8th Issue	2nd series	355,718	IPCA + 4,66%	IPCA + 4,66%	2 annual instalments from September 2023	CPFL Energia guarantee
8th Issue	3rd series	130,478	IPCA + 5,05%	IPCA + 5,05%	3 annual instalments from September 2025	CPFL Energia guarantee
9th Issue	Single series	1,380,000	CDI + 0.48% (2)	106.0% of CDI	Parcela única em Janeiro de 2021	CPFL Energia guarantee

CPFL Piratininga
6th Issue	Single series	110	CDI + 0.8% (2)	CDI + 0.91%	3 annual installments from July 2017	CPFL Energia guarantee
7th Issue	Single series	23,500	CDI + 0.83% (2) (3)	CDI + 0.89%	4 annual installments from February 2018	CPFL Energia guarantee
8th issue	2nd series	246,000	109.5% CDI (2)	109.5% CDI	2 annual installments from February 2021	CPFL Energia guarantee
8th issue	1st series	60,000	IPCA + 5.2901%	IPCA + 5.2901%	2 annual installments from February 2021	CPFL Energia guarantee
9th Issue	Single series	215,000	CDI + 0.48% (2)	106.2% of CDI	Parcela única em Janeiro de 2021	CPFL Energia guarantee

RGE
6th Issue	Single series	500	CDI + 0.8% (2)	CDI + 0.88%	3 annual installments from July 2017	CPFL Energia guarantee
7th Issue	Single series	17,000	CDI + 0.83% (2)(4)	CDI + 0.88%	4 annual installments from February 2018	CPFL Energia guarantee
8th issue	2nd series	250,000	111.25% CDI (2)	111.25% CDI	2 annual installments from February 2021	CPFL Energia guarantee
8th issue	1st series	130,000	IPCA+ 5.3473%	IPCA+ 5.3473%	2 annual installments from February 2023	CPFL Energia guarantee
9th Issue	Single series	220,000	CDI + 0,48% (2)	106.2% of CDI	1 installment in January 2021	CPFL Energia guarantee

CPFL Santa Cruz
1st Issue	Single series	650	CDI + 1.4%	CDI + 1.52%	2 annual instalments from June 2017	CPFL Energia guarantee
2nd Issue	Single series	190,000	CDI + 0,48%	106.3% of CDI	1 installment in January 2021	CPFL Energia guarantee

RGE SUL
4th Issue	Single series	110,000	114.50% of CDI (2) (5)	114.5% of CDI	2 annual installments from October 2019	CPFL Energia guarantee
6th Issue	Single series	520,000	CDI + 0.48% (2)	CDI + 0,48%	1 installment in December 2020	CPFL Energia guarantee

CPFL Brasil
3rd Issue	Single series	40,000	114.5% of CDI	114.5% of CDI	2 annual installments from October 2019	CPFL Energia guarantee
4th Issue	Single series	115,000	CDI + 0.27% (2)	106.1% of CDI	1 installment in January 2019	CPFL Energia guarantee

CPFL Geração
5th Issue	Single series	10,920	CDI + 1.4%	CDI + 1.48%	2 annual instalments from June 2017	CPFL Energia guarantee
6th Issue	Single series	46,000	CDI + 0.75% (2)	CDI + 0.75%	3 annual instalments from August 2018	CPFL Energia guarantee
7th Issue	Single series	63,500	CDI + 1.06% (2)	CDI + 1.11%	1 installment in April 2019	CPFL Energia guarantee
8th Issue	Single series	1	IPCA + 5.86% (1)	103.33% of CDI	1 installment in April 2019	CPFL Energia guarantee
9th Issue	Single series	50,000	IPCA+ 5.4764%	IPCA+ 5.4764%	1 installment in October 2021	CPFL Energia guarantee
10th Issue	Single series	190,000	CDI + 0,27% (2)	105,4% of CDI	1 installment in December 2018	CPFL Energia guarantee
11th Issue	1st series	700,000	105,75% of CDI	106,75% of CDI	1 installment in May 2021	CPFL Energia guarantee
11th Issue	2nd series	700,000	107,50% of CDI	107,82% of CDI	2 annual instalments from May 2022	CPFL Energia guarantee

Parent company
5th Issue	Single series	62,500	114.5% of CDI	114.5% of CDI	2 annual installments from October 2019	No guarantee

CPFL Renováveis
1st Issue - SIIF	1st to 12th series	432,299,666	TJLP + 1%	TJLP + 3.48%	39 semi-annual installments from 2009	Liens
1st Issue - PCH Holding 2	Single series	1,581	CDI + 1.6%	CDI + 2.6%	9 annual installments from June 2015 to 2023	CPFL Renováveis guarantee
2nd Issue - DESA	Single series	65	CDI + 1.34%	CDI + 3.03%	3 semi-annual installments from April de 2018	Unsecured
1st Issue - Pedra Cheirosa I	Single series	5,220	CDI + 1.90%	CDI + 4.74%	1 installment in March 2018	CPFL Renováveis guarantee
1st Issue - Pedra Cheirosa II	Single series	4,780	CDI + 1.90%	CDI + 4.76%	1 installment in March 2018	CPFL Renováveis guarantee
1st Issue - Renováveis	Single series	43,000	CDI + 1.7%	CDI + 2.60%	9 annual installments from May 2015	Assignment of dividends of BVP and PCH Holding
2nd Issue - Renováveis	Single series	300,000	114% do CDI	129.39% CDI	5 annual instalments from 2017	Unsecured
3rd Issue - Renováveis	Single series	29,600	117.25% CDI	135.94% CDI	3 semi-annual installments from April de 2018	Unsecured
4th Issue - Renováveis	1st series	20,000	126% CDI	140.16% CDI	3 annual installments from September 2019	CPFL Energia guarantee
5th Issue - Renováveis	Single series	100,000,000	129.5% CDI	144.46% CDI	Semi-annual installments from June 2018	Liens of 60% of the quotas from Ludesa and contract credits Dobrevê guarantee
7th Issue - Renováveis	Single series	250,000	IPCA + 5.62%	IPCA + 6.14%	1 installment in the end of the contract	CPFL Energia guarantee

CERAN
1st Issue	1st series	318,000	107,75% CDI	109,82% of CDI	3 annual installments from December 2018	No guarantee
1st Issue	2nd series	212,000	107,75% CDI	109,82% of CDI	3 annual installments from December 2021	No guarantee

(1) The subsidiaries entered into swap transactions for swap of the fixed interest component of the transaction to the fluctuation of the interest rate in reais, corresponding to 100.15% of the CDI
(2) The subsidiaries entered into swap transactions for swap of the fluctuation in interest rate of the transaction to fixed rates between from 6.61% to 7.72%
(3) The swap of the transaction represents 40.73% of the debt principal
(4) The swap of the transaction represents 73.63% of the debt principal
(5) The swap of the transaction represents 70.13% of the debt principal

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

(*) These debentures can be converted into shares and, therefore, are considered in the calculation of the dilutive effect for the earnings per share (note 24)

(**) In accordance with CPC 48/IFRS 9 this refers to borrowing costs directly attributable to the issuance of the respective debts.

The maturities of the principal of debentures recognized in noncurrent liabilities are as follows:

Maturity	Consolidated
From July 1, 2019	709,190
2020	1,517,654
2021	3,677,925
2022	1,333,025
2023	715,047
2024 to 2028	639,140
Total	8,591,981

Main additions in the period:

			R$ thousand
Company	Issue	Quantity issued	Released in 2018	Released net of fundraising costs	Interest	Utilization
CPFL Paulista	9th issue	1,380,000	1,380,000	1,379,022	Semiannually	Subsidiary's investment plan, debt refinancing and working capital improvement
CPFL Piratininga	9th issue	215,000	215,000	214,739	Semiannually	Subsidiary's investment plan, debt refinancing and working capital improvement
CPFL Brasil	4th issue	115,000	115,000	114,848	Semiannually	Subsidiary's investment plan, debt refinancing and working capital improvement
CPFL Santa Cruz	2nd issue	190,000	190,000	189,737	Semiannually	Subsidiary's investment plan, debt refinancing and working capital improvement
RGE	9th issue	220,000	220,000	219,733	Semiannually	Subsidiary's investment plan, debt refinancing and working capital improvement
RGE Sul	6th issue	520,000	300,000	299,677	Semiannually	Subsidiary's investment plan, debt refinancing and working capital improvement
CPFL Geração	10th issue	190,000	190,000	189,838	Semiannually	Subsidiary's investment plan, debt refinancing and working capital improvement
CPFL Geração	11th issue	1,400,000	1,400,000	1,397,949	Semiannually	Prepayment of financial debt and working capital

			4,010,000	4,005,543

Pre-payment

In the 1st semester of 2018, R$2,015,270 of debenture were paid in advance, whose due dates were from April 2019 to October 2020.

RESTRICTIVE COVENANTS

The debenture agreements are subject to certain restrictive covenants, including covenants that require the Company and its subsidiaries to maintain certain financial ratios within pre-established parameters. Moreover, these agreements contain restrictive non-financial covenants, which are complied with as per the last  measurement period.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

Debentures issued in 2018 are subject to the following covenants:

•                     Debt indebtedness divided by EBITDA maximum of 3.75 and

•                      EBITDA divided by the financial result minimum of 2.25.

The details of the restrictive conditions for other debts are presented in the Financial Statements of December 31, 2017.

The Group’s management monitors these ratios on a systematic and constant basis, so that all conditions are met. The Group’s management believes that all covenants and clauses whose indicators are measured semiannually and annually are properly complied with, according to the last calculation period, in other words, June 30, 2018 and December 31, 2017, respectively.

(18)   PRIVATE PENSION PLAN

The subsidiaries have supplementary retirement and pension plans for their employees, the characteristics of which are described in note 18 to the financial statements for the year ended December 31, 2017.

18.1    Movements in the defined benefit plans

The movements in net liability occurred in the period are as follows:

	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	RGE Sul	Total liability
Net actuarial liability at December 31, 2017	690,000	141,724	16,424	-	77,623	925,771
Expenses (income) recognized in the statement of profit or loss	31,165	8,186	777	(94)	4,922	44,955
Sponsors' contributions transferred during the year / period	(28,646)	(11,510)	(420)	3,575	(3,132)	(40,134)
Effect of asset ceiling	-	-	-	(3,480)	-	(3,480)
Net actuarial liability at June, 2018	692,519	138,400	16,781	-	79,413	927,112
Other contributions	11,664	547	73	33	-	12,318
Total liability	704,183	138,947	16,854	33	79,413	939,430

Current						69,132
Noncurrent						870,298

The income and expenses recognized as cost of the operation are shown below:

	1st semester 2018 accomplished
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	RGE Sul	Total
Service cost	418	2,182	40	88	1,396	4,124
Interest on actuarial obligations	210,542	57,314	5,054	16,776	24,110	313,796
Expected return on plan assets	(179,794)	(51,310)	(4,318)	(17,976)	(20,584)	(273,982)
Effect of asset ceiling	-	-	-	1,018	-	1,018
Total expense (income)	31,165	8,186	777	(94)	4,922	44,955

	1st semester 2017 accomplished
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	RGE Sul	Total
Service cost	354	1,576	36	136	1,077	3,179
Interest on actuarial obligations	238,306	63,780	5,716	18,698	25,464	351,964
Expected return on plan assets	(196,410)	(56,734)	(4,718)	(18,708)	(21,630)	(298,200)
Total expense (income)	42,251	8,622	1,034	127	4,911	56,944

The main assumptions considered in the actuarial calculation, based on the actuarial reports prepared as of  December 31, 2017 and 2016, were as follows:

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

	CPFL Paulista, CPFL Geração and CPFL Piratininga		RGE		RGE Sul
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016

Nominal discount rate for actuarial liabilities:	9.51% p.a.	10.99% p.a.	9.51% p.a.	10.99% p.a.	9.51% p.a.	10.99% p.a.
Nominal return rate on plan assets:	9.51% p.a.	10.99% p.a.	9.51% p.a.	10.99% p.a.	9.51% p.a.	10.99% p.a.
Estimated rate of nominal salary increase:	6.08% p.a.**	7.00% p.a.	6.13% p.a.	8.15% p.a.	6.10% a.a.	7.29% p.a.
Estimated rate of nominal benefits increase:	4.00% p.a.	5.00% p.a.	4.00% p.a.	5.00% p.a.	4.00% p.a.	5.00% p.a.
Estimated long-term inflation rate (basis for determining the nominal rates above)	4.00% p.a.	5.00% p.a.	4.00% p.a.	5.00% p.a.	4.00% p.a.	5.00% p.a.
General biometric mortality table:	AT-2000 (-10)	AT-2000 (-10)	BREMS sb v.2015	BREMS sb v.2015	BREMS sb v.2015	AT-2000
Biometric table for the onset of disability:	Low Light	Low Light	Medium Light	Medium Light	Medium Light	Medium Light
Expected turnover rate:	ExpR_2012	ExpR_2012*	Null	Null	Null	Null
Likelihood of reaching retirement age:	100% when a beneficiary of the plan first becomes eligible	100% when a beneficiary of the plan first becomes eligible	100% one year after when a beneficiary of the plan first becomes eligible	100% one year after when a beneficiary of the plan first becomes eligible	100% one year after when a beneficiary of the plan first becomes eligible	100% one year after when a beneficiary of the plan first becomes eligible
(*) FUNCESP experience, with aggravation of 40%
(**) Estimated rate of nominal salary increase of 6.39% p.a. for CPFL Piratininga

(19)   REGULATORY CHARGES

	Consolidated
	June 30, 2018	December 31, 2017
Financial compensation for the use of water resources	1,180	1,256
Global reversal reserve - RGR	17,312	17,545
ANEEL inspection fee -TFSEE	3,789	2,061
Energy development account - CDE	148,293	262,213
Tariff flags and others	116,285	298,525
Total	286,858	581,600

Energy development account – CDE: Refers to (i) quota for the return of CDE contribution for the period from January, 2013 to January, 2014 in the amount of R$48,481 (R$47,429 at December 31, 2017) and (ii) quota for the return of Regulated Contracting Environment Account (“ACR account”) contribution for the period from February to December, 2014, in the amount of R$99,813 (R$76,649 at December 31, 2017.) At December 31, 2017, there was also a balance relating to the CDE annual quota for 2017, in the amount of R$138,135. The subsidiaries matched the amounts payable and the amounts receivable – CDE (note 11) of the first semester of 2018, in the amount of R$2,545 (R$182,648 in the first semester of 2017.)

Tariff flags and others – Refer basically to the amount to be passed through to the Centralizing Account of Tariff Flag Resources (“CCRBT”), whose amount receivable was recognized through the issue of electricity bills (note 25.4)

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

(20)   TAXES, FEES AND CONTRIBUTIONS

	Consolidated
	June 30, 2018	December 31, 2017
Current
IRPJ (corporate income tax)	48,146	59,026
CSLL (social contribution on net income)	19,078	22,430
Income tax and social contribution	67,225	81,457

ICMS (State VAT)	193,492	403,492
PIS (tax on revenue)	30,304	32,486
COFINS (tax on revenue)	140,044	141,757
Others	39,695	51,111
Other taxes, fees and contributions	403,535	628,846

Total current	470,759	710,303

Noncurrent
ICMS (State VAT)	756	-
PIS (tax on revenue)	2,524	18,839
COFINS (tax on revenue)	11,488	-
Other taxes, fees and contributions	14,768	18,839

Total noncurrent	14,768	18,839

(21)   PROVISION FOR TAX, CIVIL AND LABOR RISKS AND ESCROW DEPOSITS

	Consolidated
	June 30, 2018		December 31, 2017
	Provision for tax, civil and labor risks	Escrow Deposits	Provision for tax, civil and labor risks	Escrow Deposits

Labor	208,991	119,732	224,258	122,194

Civil	266,681	110,644	291,388	97,100

Tax
FINSOCIAL	34,307	97,535	33,473	95,903
Income Tax	152,399	391,969	150,020	382,884
Others	186,793	146,167	163,798	140,289
	373,498	635,671	347,291	619,077

Others	100,239	9	98,196	1,620

Total	949,408	866,057	961,134	839,990

The movements in the provision for tax, civil, labor and other risks are shown below:

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

	Consolidated
	As of December 31, 2017	Additions	Reversals	Payments	Monetary adjustment	As of June 30, 2018
Labor	224,258	21,829	(15,481)	(33,928)	12,313	208,991
Civil	291,388	37,610	(21,568)	(50,499)	9,750	266,681
Tax	347,291	19,825	(994)	(491)	7,867	373,498
Others	98,196	13,465	(6,147)	(8,068)	2,793	100,239
Total	961,134	92,729	(44,190)	(92,985)	32,723	949,408

The provision for tax, civil, labor and other risks was based on the assessment of the risks of losing the lawsuits to which the Group is part, where the likelihood of loss is probable in the opinion of the outside legal counselors and the Management of the Group.

The details of the nature of the provision for tax, civil, labor and other risks and escrow deposits are presented in the Note 21 of the financial statements at December 31, 2017.

Possible losses

The Group is part to other lawsuits in which Management, supported by its external legal counselors, believes that the chances of a successful outcome are possible, that is, it is more likely than not that there will be no disbursement for these cases due to a solid defensive position in these cases. It is not yet possible to predict the outcome of the courts’ decisions or any other decisions in similar proceedings considered probable or remote.

The claims relating to possible losses at June 30, 2018 and December 31, 2017 were as follows:

	Consolidated
	June 30, 2018	December 31, 2017

Labor	830,240	686,538	Work accidents, risk premium for dangerousness at workplace and overtime
Civil	1,381,046	1,178,671	Personal injury, environmental impacts and overfed tariffs
Tax	5,601,385	5,100,151	ICMS, FINSOCIAL, PIS and COFINS, and Income tax
Regulatory	222,359	140,695	Technical, commercial and economic-financial supervisions
Total	8,035,030	7,106,055

Tax – there is a discussion about the deductibility for income tax of the expense recognized in 1997 relating to the commitment assumed in regard to the pension plan of employees of the subsidiary CPFL Paulista with Fundação CESP in the estimated amount of R$ 1,275,051.

With respect to labor contingencies, the Group informs that, as described in note 22 to the financial statements as of December 31, 2017, there is a discussion regarding the possibility of changing the adjustment index adopted by the Labor Court, and the discussion status has not changed since then the rate currently used remains valid.

Based on the opinion of their outside legal counselors, the Group’s management believes that the amounts provided for reflect the current best estimate.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

(22) OTHER PAYABLES

	Consolidated
	Current		Noncurrent
	June 30, 2018	December 31, 2017	June 30, 2018	December 31, 2017
Consumers and concessionaires	71,371	93,068	46,873	44,473
Energy efficiency program - PEE	159,885	186,621	114,366	110,931
Research & Development - P&D	102,808	103,308	83,981	68,780
EPE / FNDCT / PROCEL	28,633	15,612	-	-
Reversion fund	1,712	-	15,183	17,750
Advances	446,850	300,214	42,810	22,255
Tariff discounts - CDE	34,755	25,040	-	-
Provision for socio environmental costs	17,139	16,360	112,028	107,814
Payroll	13,022	20,747	-	-
Profit sharing	59,776	80,518	10,104	16,273
Collection agreements	74,923	72,483	-	-
Guarantees	-	-	5,495	5,959
Business combination	7,230	6,927	-	-
Others	31,619	40,408	39,069	32,654
Total	1,049,723	961,306	469,910	426,889

Advances: refer mainly to advances from customers in relation to advance billing by the subsidiary CPFL Renováveis, before the energy or service has actually been provided or delivered.

(23) EQUITY

The shareholders’ interest in the Company’s Equity at June 30, 2018 and December 31, 2017 is shown below:

	Number of shares
	June 30, 2018		December 31, 2017
Shareholders	Common shares	Interest %	Common shares	Interest %
State Grid Brazil Power Participações S.A.	730,435,698	71.76%	730,435,698	71.76%
Camargo Correa S.A.	27,435	0.00%	27,435	0.00%
ESC Energia S.A.	234,086,204	23.00%	234,086,204	23.00%
Members of the Executive Board	189	0.00%	189	0.00%
Other shareholders	53,365,220	5.24%	53,365,220	5.24%
Total	1,017,914,746	100.00%	1,017,914,746	100.00%

The details of the items included in equity are described in the financial statements for the year ended December 31, 2017.

23.1 – Termination of the statutory reserve of the concession financial asset.

The EGM of April 27, 2018 approved the termination of the statutory reserve of the concession financial asset and the transfer of the respective balance of R$ 826,600 to the Retained Earnings account.

(24) EARNINGS PER SHARE

Earnings per share – basic and diluted

The calculation of the basic and diluted earnings per share for the quarters and semesters ended at June 30, 2018 and 2017 was based on the profit of the period attributable to controlling shareholders and the weighted average number of common shares outstanding period:

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

	2nd quarter 2018	1st semester 2018	2nd quarter 2017	1st semester 2017
Numerator
Profit attributable to controlling shareholders
Denominator	455,714	899,497	143,475	389,360
Weighted average number of shares held by shareholders
	1,017,914,746	1,017,914,746	1,017,914,746	1,017,914,746
Earnings per share - basic and diluted
	0.45	0.88	0.14	0.38

For the periods ended June 30, 2018 and 2017, the calculation of earnings per share was not affected by the effects of debentures convertible into shares due to the fact that they presented antidilutive effects.

(25) NET OPERATING REVENUE

	Consolidated
	2018		2017
Revenue from Eletric Energy Operations	2nd quarter	1st semester	2nd quarter	1st semester
Consumer class
Residential	3,282,393	6,399,851	2,694,765	5,872,153
Industrial	1,266,623	2,425,972	1,259,244	2,502,632
Commercial	1,479,401	2,913,868	1,293,443	2,819,964
Rural	305,874	658,275	256,233	586,001
Public administration	222,179	415,098	199,150	399,210
Public lighting	184,844	338,894	158,707	313,497
Public services	279,087	517,413	230,687	470,532
(-) Adjustment of revenues from excess demand and excess reactive power	-	-	(20,874)	(45,153)
Billed	7,020,401	13,669,370	6,071,355	12,918,836
Unbilled (net)	(110,628)	(12,154)	(195,855)	(221,484)
(-) Reclassificacion to Network Usage Charge - TUSD - Captive Consumers	(2,616,568)	(5,558,620)	(2,235,793)	(4,827,275)
Electricity sales to final consumers	4,293,205	8,098,596	3,639,707	7,870,076

Furnas Centrais Elétricas S.A.	135,778	269,864	142,641	277,241
Other concessionaires and licensees	868,434	1,566,680	703,422	1,274,975
(-) Reclassificacion to Network Usage Charge - TUSD - Captive Consumers	(24,214)	(42,068)	(12,371)	(24,847)
Spot market energy	313,283	479,410	608,058	852,708
Electricity sales to wholesalers	1,293,281	2,273,886	1,441,750	2,380,077

Revenue due to Network Usage Charge - TUSD - Captive Consumers	2,640,782	5,600,688	2,248,164	4,852,122
Revenue due to Network Usage Charge - TUSD - Free Consumers	674,921	1,254,161	537,295	1,063,604
(-) Compensation for non-compliance with technical indicators	(13,441)	(29,821)	-	-
(-) Adjustment of revenues from excess demand and excess reactive power	-	-	(6,237)	(13,034)
Revenue from construction of concession infrastructure	370,053	740,615	462,323	878,362
Sector financial asset and liability (Note 8)	480,699	854,246	369,317	(195,686)
Concession financial asset - fair value adjustment (Note 10)	138,552	203,409	32,391	81,314
Energy development account - CDE - Low-income, Tariff discounts - judicial injunctions ,and other tariff discounts	377,748	754,489	313,950	737,924
Other revenues and income	245,116	388,144	117,851	232,137
Other operating revenues	4,914,430	9,765,931	4,075,055	7,636,744
Total gross operating revenue	10,500,917	20,138,414	9,156,512	17,886,897
Deductions from operating revenues
ICMS	(1,501,034)	(2,925,304)	(1,287,876)	(2,755,202)
PIS	(162,849)	(312,534)	(138,986)	(274,789)
COFINS	(750,126)	(1,439,641)	(640,211)	(1,265,701)
ISS	(4,019)	(7,547)	(3,672)	(6,594)
Global reversal reserve - RGR	-	(247)	(741)	(1,457)
Energy development account - CDE	(921,787)	(1,819,458)	(784,158)	(1,614,314)
Research and development and energy efficiency programs	(52,320)	(100,913)	(43,333)	(84,434)
PROINFA	(38,220)	(73,495)	(42,862)	(86,767)
Tariff flags and others	(116,235)	(123,331)	(244,460)	(281,063)
IPI
	(3,555,551)	(6,818,393)	(3,193,963)	(6,385,569)
Net operating revenue	6,945,366	13,320,021	5,962,549	11,501,327

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

	2018		2017
Revenue from operations with electricity - in GWh	2nd quarter	1st semester	2nd quarter	1st semester
Consumer class
Residential	4,787	10,078	4,590	9,718
Industrial	3,392	6,767	3,683	7,142
Commercial	2,520	5,273	2,455	5,284
Rural	778	2,015	836	1,935
Public administration	372	746	400	767
Public lighting	490	994	490	970
Public services	572	1,143	515	1,012
Billed	12,911	27,016	12,969	26,829
Own consumption	8	17	8	17
Electricity sales to final consumers	12,920	27,033	12,977	26,846

Furnas Centrais Elétricas S.A.	717	1,426	754	1,501
Other concessionaires and licensees	4,286	7,856	3,803	7,020
Spot market energy	1,016	1,589	2,952	4,374
Electricity sales to wholesalers	6,019	10,871	7,510	12,895

	Consolidated
Nº of consumers	June 30, 2018	June 30, 2017
Consumer class
Residential	8,436,616	8,240,134
Industrial	59,107	60,447
Commercial	538,250	543,888
Rural	360,650	356,962
Public Administration	60,822	60,764
Public Lighting	11,449	11,111
Public Services	10,050	9,698
Total	9,476,944	9,283,004

25.1 Adjustment of revenues from excess demand and excess reactive power

The tariff regulation procedure (Proret), sub item 2.7 Other revenues, approved by ANEEL Normative Resolution No. 463 of November 22, 2011, determined that revenues of the distribution subsidiaries received as a result of excess demand and excess reactive power, from the contractual tariff review date for the 3rd periodic tariff review, must be accounted for as special obligations, in specific sub-accounts, and will be amortized from the next tariff review. Beginning May 2015 for subsidiary CPFL Piratininga, September 2015 for subsidiary Companhia Jaguari de Energia (CPFL Santa Cruz) and November 2017 for subsidiaries CPFL Paulista and RGE Sul and January 2018 for the subsidiary RGE, due to the 4th cycle of periodic tariff review, this special obligation started being amortized and the new values from the excess demand and excess reagents started being recognized in sector financial assets and liabilities and will only be amortized when the 5th cycle of periodic tariff review is approved.

25.2 Periodic tariff review (“RTP”) and Annual tariff adjustment (“RTA”)

		2018		2017
Subsidiary	Month	RTA	Effect perceived by consumers (a)	RTA / RTP	Effect perceived by consumers (a)
CPFL Paulista	April (b)	12.68%	16.90%	-0.80%	-10.50%
CPFL Piratininga	October	(b)	(b)	7.69%	17.28%
RGE	June	21.27%	20.58%	3.57%	5.00%
RGE Sul	April (b)	18.45%	22.47%	-0.20%	-6.43%
Companhia Força e Luz Santa Cruz	March	(c)	(c)	-1.28%	-10.37%
CPFL Leste Paulista	March	(c)	(c)	0.76%	-3.28%
CPFL Jaguari de Energia (CPFL Santa Cruz)	March	5.71%	(c)	2.05%	-8.42%
CPFL Sul Paulista	March	(c)	(c)	1.64%	-4.15%
CPFL Mococa	March	(c)	(c)	1.65%	-2.56%

(a)   Represents the average effect perceived by the consumer, as a result of the elimination from the tariff base of financial components that had been added in the prior tariff adjustment.

(b)   The respective adjustments for 2018 have not yet occurred.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

(c)   As mentioned in note 12.5.2, at March 31, 2018, the EGM approved the grouping of subsidiaries Companhia Luz e Força Santa Cruz, Companhia Leste Paulista de Energia, Companhia Jaguari de Energia, Companhia Sul Paulista de Energia e Companhia Luz and Força de Mococa In accordance with Normative Resolution 716, of May 3, 2016, until the first tariff review of the grouped concessionaire, which will take place in March 2021, ANEEL may apply the procedure that divides over time the variation in the tariffs of the former concessions and the unified tariff. This occurred in the tariff adjustment of March 2018.

On March 13, 2018, the ANEEL published REH No. 2,376, which set the average annual tariff adjustment of Companhia Jaguari de Energia (“CPFL Santa Cruz”), effective as of March 22, 2018, at 5.71%, 4.41% regarding the economic tariff adjustment and 1.30% regarding relevant financial components. The average effect to be perceived by consumers of the original concessions are:

	Jaguari	Mococa	Leste Paulista	Sul Paulista	Santa Cruz
Effect perceived by consumers	21.15%	3.40%	7.03%	7.50%	5.32%

25.3 Energy Development Account (CDE) – Low income, other tariff subsidies and tariff discounts - injunctions

All details on the CDE contribution are disclosed in notes 25.3 to the financial statements as of December 31, 2017.

In the first semester of 2018, a revenue of R$754,489 was recognized (R$737,924 in the first semester of 2017), considering (i) R$39,882 for low-income subsidy (R$51,793 in the first semester of 2017), (ii) R$693,719 for other tariff discounts (R$609,826 in the first semester of 2017), and (iii) R$20,887 for tariff discounts – CCRBT injunctions and subsidy (R$76,305 in the first semester of 2017); These items were recorded as a balancing item to other receivables in line item Receivables – CDE (note 11) and other payables in line item Tariff discounts – CDE (note 22.)

25.4 Tariff flags

The system of Tariff Flags application is described in note 25.4 to the financial statements as of December 31, 2017.

In the first semester of 2018, ANEEL approved the Tariff Flags billed from November 2017to April 2018. The amount approved in this period was R$366,321. Out of this amount, R$297,340, referring to November and December 2017, were used to offset part of the sector financial asset and liability (note 8) and R$68,981, referring to the January  to April 2018 approval, due to Closing Order No. 4,356 of December 22, 2017, were classified as sector financial asset and liability. The amount of R$116,274, with respect to the tariff flag billed for May and June 2018, was not approved and is recorded in regulatory fees (note 17.)

25.5 Energy development account (“CDE”)

ANEEL, by means of Ratifying Resolution (“REH”) No. 2,358 of December 19, 2017, amended by REH No. 2,368 of February 9, 2018, established the definitive annual quotas of CDE for the year 2018. These quotas comprise: (i) annual quota of the CDE – USAGE account; and (ii) quota of the CDE – Energy account, related to part of the CDE contributions received by the electric energy distribution concessionaires in the period from January 2013 to January 2014, which should be charged from consumers and passed on to the CDE Account in up to five years from the RTE of 2015. Furthermore, by means of REH No. 2.004 of December 15, 2015, ANEEL established another quota intended for the amortization of the ACR Account, whose amount were updated by REH No. 2.231, of April 25, 2017, with payment and transfer to the CDE Account for the period of April 2017 to March 2018. The same resolution defined the amounts for the period of April 2018 to March 2020.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

(26) COST OF ELECTRIC ENERGY

	Consolidated
	2018		2017
Electricity Purchased for Resale	2nd quarter	1st semester	2nd quarter	1st semester
Itaipu Binacional	716,374	1,274,806	610,101	1,168,098
PROINFA	82,243	168,118	72,052	142,936
Energy purchased through auction in the regulated market and bilateral contracts and spot market	3,442,156	6,417,321	3,191,280	5,884,091
PIS and COFINS credit	(378,138)	(696,336)	(352,889)	(656,198)
Subtotal	3,862,633	7,163,909	3,520,542	6,538,926

Electricity Network Usage Charge
Basic network charges	575,569	1,143,009	248,439	496,314
Transmission from Itaipu	65,463	127,654	15,645	30,538
Connection charges	38,206	70,403	29,777	59,814
Charges for use of the distribution system	11,855	21,421	10,780	22,066
System service charges - ESS	(7,124)	39,751	(65,865)	(148,528)
Reserve energy charges - EER	69,298	135,212	(17)	(17)
PIS and COFINS credit	(77,865)	(149,601)	(20,785)	(39,942)
Subtotal	675,403	1,387,849	217,974	420,244

Total	4,538,036	8,551,758	3,738,517	6,959,171

	Consolidated
	2018		2017
Electricity Purchased for Resale - in GWh	2nd quarter	1st semester	2nd quarter	1st semester
Itaipu Binacional	2,765	5,504	2,926	5,834
PROINFA	268	524	267	537
Energy purchased through auction in the regulated market and bilateral contracts and spot market	15,117	30,586	16,389	32,578
Total	18,150	36,614	19,582	38,949

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

(27)      OPERATING COSTS AND EXPENSES

	2nd quarter
					Operating Expenses
	Operating costs		Services Rendered to Third Parties		Sales		General		Other		Total
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Personnel	226,085	217,889	-	1	42,565	43,059	83,737	75,729	-	-	352,387	336,678
Private Pension Plans	22,477	28,112	-	-	-	-	-	-	-	-	22,477	28,112
Materials	53,205	50,984	162	159	1,986	2,143	8,004	4,175	-	-	63,357	57,461
Third party services	39,193	71,500	434	280	41,756	39,759	74,338	77,597	-	-	155,721	189,136
Depreciation and amortization	319,069	283,656	-	-	1,026	1,515	22,399	23,953	-	-	342,494	309,124
Costs of infrastructure construction	-	-	370,047	465,666	-	-	-	-	-	-	370,047	465,666
Others	12,500	37,547	(2)	1	61,078	56,087	47,634	73,772	92,794	107,526	214,004	274,933
Collection fees	-	3,523	-	-	20,560	17,527	-	-	-	-	20,560	21,050
Allowance for doubtful accounts	-	-	-	-	41,822	39,372	-	-	-	-	41,822	39,372
Leases and rentals	6,917	13,521	-	-	-	(189)	7,757	4,722	-	-	14,674	18,054
Publicity and advertising	1	126	-	-	-	-	3,936	4,629	-	-	3,937	4,755
Legal, judicial and indemnities	-	-	-	-	-	-	31,467	58,504	-	-	31,467	58,504
Donations, contributions and subsidies	21	29	-	-	-	-	1,040	1,430	-	-	1,061	1,459
Gain (loss) on disposal, retirement and other noncurrent assets	-	-	-	-	-	-	-	-	21,512	35,508	21,512	35,508
Amortization of concession intangible asset	-	-	-	-	-	-	-	-	71,287	72,116	71,287	72,116
Amotization of the risk premium paid -GSF	3,147	2,398	-	-	-	-	-	-	-	-	3,147	2,398
Fee for the use of water	2,085	2,698	-	-	-	-	-	-	-	-	2,085	2,698
Others	328	15,252	(2)	1	(1,304)	(623)	3,433	4,486	(5)	(98)	2,450	19,018
Total	672,530	689,687	370,642	466,106	148,412	142,565	236,112	255,226	92,794	107,526	1,520,490	1,661,110

	1st semester
					Operating Expenses
	Operating costs		Services Rendered to Third Parties		Sales		General		Other		Total
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Personnel	442,487	421,484	-	1	83,267	85,583	164,378	162,093	-	-	690,132	669,161
Private Pension Plans	44,955	56,944	-	-	-	-	-	-	-	-	44,955	56,944
Materials	110,131	99,595	353	298	3,924	4,737	11,571	7,927	-	-	125,979	112,557
Third party services	103,506	138,835	1,047	784	79,740	83,397	152,360	151,373	-	-	336,653	374,389
Depreciation and amortization	615,737	561,636	-	-	2,096	2,841	43,337	48,970	-	-	661,170	613,447
Costs of infrastructure construction	-	-	740,606	880,293	-	-	-	-	-	-	740,606	880,293
Others	25,646	77,976	(3)	(3)	108,025	115,224	68,341	146,428	189,326	193,346	391,335	532,971
Collection fees	-	5,826	-	-	40,666	34,045	-	-	-	-	40,666	39,871
Allowance for doubtful accounts	-	-	-	-	68,242	86,068	-	-	-	-	68,242	86,068
Leases and rentals	21,365	25,875	-	-	-	(161)	11,104	9,357	-	-	32,469	35,071
Publicity and advertising	1	127	-	-	-	-	6,202	7,513	-	-	6,203	7,640
Legal, judicial and indemnities	-	-	-	-	-	-	43,751	113,623	-	-	43,751	113,623
Donations, contributions and subsidies	34	53	-	-	-	2	2,168	2,558	-	-	2,202	2,613
Gain (loss) on disposal, retirement and other noncurrent assets	-	-	-	-	-	-	-	-	52,410	49,275	52,410	49,275
Amortization of concession intangible asset	-	-	-	-	-	-	-	-	142,795	144,232	142,795	144,232
Amotization of the risk premium paid -GSF	5,546	4,797	-	-	-	-	-	-	-	-	5,546	4,797
Fee for the use of water	4,278	4,963	-	-	-	-	-	-	-	-	4,278	4,963
Impairment reversal	-	-	-	-	-	-	-	-	(5,837)	-	(5,837)	-
Others	(5,578)	36,336	(3)	(3)	(883)	(4,731)	5,117	13,376	(42)	(161)	(1,389)	44,817
Total	1,342,462	1,356,470	742,003	881,373	277,051	291,782	439,987	516,790	189,326	193,346	2,990,829	3,239,762

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

(28) FINANCE INCOME (COSTS)

	Consolidated
	2nd quarter 2018	1st semester 2018	2nd quarter 2017	1st semester 2017
Financial income
Income from financial investments	54,420	120,806	129,272	289,476
Late payment interest and fines	63,410	132,933	69,401	142,835
Adjustment for inflation of tax credits	2,221	4,762	2,429	4,955
Adjustment for inflation of escrow deposits	9,002	17,806	12,826	26,063
Adjustment for inflation and exchange rate changes	6,366	29,108	(1,129)	29,278
Discount on purchase of ICMS credit	12,263	18,995	2,859	5,781
Adjustments to the sector financial asset (note 8)	14,711	21,815	1,105	1,105
PIS and COFINS on other finance income	(11,190)	(22,857)	(12,549)	(27,208)
Others	17,876	42,862	18,418	31,059
Total	169,078	366,230	222,632	503,343

Finance costs
Interest on debts	(338,288)	(681,520)	(442,466)	(927,761)
Adjustment for inflation and exchange rate changes	(43,593)	(162,725)	(154,436)	(338,043)
(-) Capitalized interest	6,600	12,809	10,002	34,159
Adjustments to the sector financial liability ( note 8)	2,142	(2,521)	(23,215)	(50,390)
Use of public asset	(4,693)	(8,495)	(243)	(3,630)
Others	(36,919)	(76,971)	(30,440)	(71,985)
Total	(414,752)	(919,423)	(640,799)	(1,357,649)

Finance expense, net	(245,674)	(553,193)	(418,168)	(854,306)

Interests were capitalized at an average rate of 8.05% p.a. in the 1st semester of 2018 (9.63% p.a. in the 1st semester of 2017) on qualifying assets, in accordance with CPC 20 (R1) and IAS 23.

In line item of adjustment for inflation and exchange rate changes, the expense includes the effects of gains of R$ 622,591 in the 1st semester of 2018 (loss of R$ 98,826 in the 1st semester of 2017) on derivative instruments (note 32).

(29) SEGMENT INFORMATION

The segregation of the Group’s operating segments is based on the internal financial information and management structure and is made by type of business: electric energy distribution, electric energy generation (conventional and renewable sources), electric energy commercialization and services rendered activities.

Profit or loss, assets and liabilities per segment include items directly attributable to the segment, as well as those that can be allocated on a reasonable basis, if applicable. Prices charged between segments are determined based on similar market transactions. Note 1 presents the subsidiaries according to their areas of operation and provides further information on each subsidiary and its business line and segment.

As of 2018, due to the way the Group’s new management monitors the segment results, intangible assets acquired in business combination that were previously allocated to the respective segments started to be presented in the parent company in which it is recorded, in the segment “Others.” In order to keep the comparability, 2017’ information are been disclosed in the same criteria.

The information segregated by segment is presented below, according to the criteria established by the Group’s officers:

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

1st semester 2018	Distribution	Generation (conventional source)	Generation (renewable source)	Commercialization	Services	Total	Other (*)	Elimination	Total
Net operating revenue	10,838,134	325,196	576,707	1,551,720	28,263	13,320,020	-	-	13,320,021
(-) Intersegment revenues	3,806	226,771	221,877	1,161	211,026	664,641	-	(664,641)	-
Cost of electric energy	(7,324,255)	(35,434)	(152,444)	(1,491,474)	-	(9,003,608)	-	451,850	(8,551,758)
Operating costs and expenses	(1,957,792)	(47,032)	(162,596)	(22,718)	(191,774)	(2,381,912)	(17,745)	212,791	(2,186,864)
Depreciation and amortization	(387,734)	(60,270)	(312,173)	(1,222)	(11,111)	(772,510)	(31,455)	-	(803,965)
Income from electric energy service	1,172,159	409,232	171,371	37,467	36,403	1,826,632	(49,199)	-	1,777,432
Equity	-	154,102	-	-	-	154,102	-	-	154,102
Finance income	258,664	36,609	60,012	18,037	3,221	376,544	7,471	(17,785)	366,230
Finance expenses	(409,983)	(179,439)	(308,345)	(30,130)	(3,912)	(931,809)	(5,399)	17,785	(919,423)
Profit (loss) before taxes	1,020,839	420,505	(76,962)	25,375	35,712	1,425,469	(47,128)	-	1,378,341
Income tax and social contribution	(376,607)	(83,454)	(32,099)	(9,570)	(9,100)	(510,830)	2,071	-	(508,760)
Profit (loss) for the year	644,232	337,051	(109,061)	15,805	26,612	914,638	(45,057)	-	869,581
Total assets	22,906,327	6,921,247	12,609,275	1,358,830	433,969	44,229,647	9,467,801	(11,989,197)	41,708,250
Purchases of PP&E and intangible assets	712,446	3,599	104,313	1,328	25,697	847,383	275	-	847,658

1st semester 2017(**)	Distribution	Generation (conventional source)	Generation (renewable source)	Commercialization	Services	Total	Other (*)	Elimination	Total
Net operating revenue	9,191,030	372,470	530,684	1,379,025	26,837	11,500,047	1,280	-	11,501,327
(-) Intersegment revenues	4,542	216,643	252,322	4,832	191,613	669,952	-	(669,952)	-
Cost of electric energy	(5,960,877)	(50,053)	(140,620)	(1,287,067)	-	(7,438,617)	-	479,447	(6,959,171)
Operating costs and expenses	(2,156,432)	(98,679)	(182,918)	(21,484)	(178,345)	(2,637,858)	(34,729)	190,506	(2,482,082)
Depreciation and amortization	(349,601)	(60,197)	(303,694)	(1,697)	(9,250)	(724,438)	(33,243)	-	(757,679)
Income from electric energy service	728,661	380,185	155,775	73,610	30,856	1,369,087	(66,692)	-	1,302,395
Equity	-	162,678	-	-	-	162,678	-	-	162,678
Finance income	340,430	64,966	71,740	12,493	4,587	494,216	15,882	(6,755)	503,343
Finance expenses	(687,598)	(267,948)	(327,926)	(33,122)	(2,736)	(1,319,330)	(45,074)	6,755	(1,357,649)
Profit (loss) before taxes	381,493	339,883	(100,412)	52,982	32,706	706,652	(95,884)	-	610,767
Income tax and social contribution	(157,974)	(58,682)	(26,033)	(17,850)	(7,660)	(268,200)	12,727	-	(255,474)
Profit (loss) for the year	223,519	281,201	(126,445)	35,132	25,046	438,452	(83,157)	-	355,293
Total assets	22,040,918	7,113,427	12,856,002	1,378,814	454,961	43,844,122	9,103,854	(11,665,064)	41,282,912
Purchases of PP&E and intangible assets	787,630	1,736	521,117	1,501	26,115	1,338,099	653	-	1,338,752

(*) Others – refer basically to assets and transactions which are not related to any of the identified segments. Of total assets, the amount of R$9,241,583 reffers to the investment of CPFL Energia in the subsidiaries ( R$ 8,557,673 in December 31, 2017).

(**)For total assets, the balances refer to December 31, 2017.

(30) RELATED PARTY TRANSACTIONS

The Company’s controlling shareholders are as follows:

•   State Grid Brazil Power Participações S.A.

Indirect subsidiary of State Grid Corporation of China, a Chinese state-owned company primarily engaged in developing and operating businesses in the electric energy sector.

•   ESC Energia S.A.

Subsidiary of State Grid Brazil Power Participações S.A.

The direct and indirect interests in operating subsidiaries are described in note 1.

Controlling shareholders, subsidiaries, associates, joint ventures and entities under common control and that in some way exercise significant influence over the Company and its subsidiaries and associates were considered as related parties.

The main transactions are disclosed in note 30 to the financial statements for the year ended December 31, 2017:

To ensure that the trading transactions with related parties are conducted under usual market conditions, the Group set up a “Related Parties Committee”, comprising representatives of the controlling shareholders, of the Company and an independent member, which analyzes the main transactions with related parties.

The total compensation of key management personnel in the 1st semester of 2018, in accordance with CVM Decision 560/2008, was R$ 40,978 (R$ 38,222 in the 1st semester of 2017). This amount comprises R$ 40,052 (R$ 37,517 in the 1st semester of 2017) in respect of short-term benefits and R$ 982 (R$ 579 in the 1st semester of 2017) of post-employment benefits, and a recovery of R$ 56 of expenses related to other long-term benefits ( R$ 26 in the 1st semester) .

Transactions with entities under common control basically refers to transmission system charge paid by the Company’s subsidiaries to the direct or indirect  subsidiaries of State Grid Corporation of China.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

Transactions involving controlling shareholders, entities under common control or  significant influence and joint ventures:

	Consolidated
	Asset		Liability		Income		Expense
	June 30, 2018	December 31, 2017	June 30, 2018	December 31, 2017	1st semester 2018	1st semester 2017	1st semester 2018	1st semester 2017
Advances
BAESA – Energética Barra Grande S.A.	-	-	674	691	-	-	-	-
Foz do Chapecó Energia S.A.	-	-	955	979	-	-	-	-
ENERCAN - Campos Novos Energia S.A.	-	-	1,183	1,212	-	-	-	-
EPASA - Centrais Elétricas da Paraiba	-	-	429	440	-	-	-	-

Energy purchases and sales, and charges
Entities under common control (State Grid Corporation of China' subsidiaries)	-	-	-	13,330	-	-	73,441	41,646
BAESA – Energética Barra Grande S.A.	-	-	6,959	13,169	-	-	10,520	26,323
Foz do Chapecó Energia S.A.	-		38,155	37,415	-	-	217,961	187,693
ENERCAN - Campos Novos Energia S.A.	816	823	51,844	51,381	5,245	4,360	152,517	140,010
EPASA - Centrais Elétricas da Paraiba	-	-	7,985	19,458	-	-	52,062	53,447

Intangible assets, property, plant and equipment, materials and services rendered
BAESA – Energética Barra Grande S.A.	3	153	-	-	810	777	-	-
Foz do Chapecó Energia S.A.	2	2	-	-	887	781	-	-
ENERCAN - Campos Novos Energia S.A.	139	152	-	-	8	820	-	-
EPASA - Centrais Elétricas da Paraíba S.A.	556	416	-	-	150	(619)	-	-

Intragroup loans
EPASA - Centrais Elétricas da Paraíba S.A.	-	-	-	-	1	327	-	-

Dividends and interest on capital						-	-	-
BAESA – Energética Barra Grande S.A.	108	108	-	-	-	-	-	-
Chapecoense Geração S.A.	100,829	32,734	-	-	-	-	-	-
ENERCAN - Campos Novos Energia S.A.	50,649	21,184	-	-	-	-	-	-

Others
Instituto CPFL	-	-	92	-	-	-	2,638	2,137

(31) RISK MANAGEMENT

The risk management structure and the main risk factors that affect the Group’s business are disclosed in note 32 to the financial statements for the year ended December 31, 2017.

(32) FINANCIAL INSTRUMENTS

The main financial instruments, at fair value and/or the carrying amount is significantly different of the respective fair value, classified in accordance with the Group’s accounting practices, are:

					Consolidated
					June 30, 2018
	Note	Category	Measurement	Level (*)	Carrying amount	Fair value
Assets
Cash and cash equivalent	5	(a)	(2)	Level 1	1,072,878	1,072,878
Cash and cash equivalent	5	(a)	(2)	Level 2	1,417,357	1,417,357
Derivatives	32	(a)	(2)	Level 2	795,396	795,396
Derivatives - Zero-cost collar	32	(a)	(2)	Level 3	24,664	24,664
Concession financial asset - distribution	10	(a)	(2)	Level 3	6,833,557	6,833,557
					10,143,852	10,143,852

Liabilities
Borrowings - principal and interest	16	(b)	(1)	Level 2 (***)	5,279,330	5,160,739
Borrowings - principal and interest (**)	16	(a)	(2)	Level 2	5,389,481	5,389,481
Debentures - Principal and interest	17	(b)	(1)	Level 2 (***)	9,977,127	9,929,824
Derivatives	32	(a)	(2)	Level 2	12,757	12,757
					20,658,695	20,492,801
(*) Refers to the hierarchy for fair value measurement

(**) As a result of the initial designation of this financial liability, the consolidated  balances  reported  a  gain  of  R$ 5,808 in the 1st semester of 2018 (a loss of R$ 65,817 in the 1st semester of 2017).

(***) Only for disclosure purposes, in accordance with CPC 40 (R1) / IFRS 7

Key
Category:	Measurement:
(a) - Measured at fair value through profit or loss	(1) - Measured at amortized cost
(b) - Other financial liabilities	(2) - Measured at fair value

The financial instruments for which the carrying amounts approximate the fair values, due to their nature, at the end of the reporting period are:

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

•

Financial assets: (i) consumers, concessionaires and licensees, (ii) leases, (iii) intercompany loans between associates, subsidiaries and parent company, (iv) receivables – CDE, (v) concession financial asset – transmission companies, (vi) pledges, funds and restricted deposits, (vii) services rendered to third parties, (viii) collection agreements and (ix) sector financial asset;

•

Financial liabilities: (i) trade payables, (ii) regulatory charges, (iii) use of public asset, (iv) consumers and concessionaires, (v) FNDCT/EPE/PROCEL, (vi) collection agreement, (vii) reversal fund, (viii) payables for business combination, (ix) tariff discounts – CDE and (x) sector financial liability.

In addition, in the 1st semester of 2018 there were no transfers between the fair value hierarchy levels.

a)     Measurement of financial instruments

As mentioned in note 4, the fair value of a security corresponds to its maturity value (redemption value) adjusted to present value by the discount factor (relating to the maturity date of the security) obtained from the market interest curve, in Brazilian reais.

CPC 40 (R1) and IFRS 7 require the classification into a three-level hierarchy for fair value measurement of financial instruments, based on observable and unobservable inputs related to the measurement of a financial instrument at the measurement date.

CPC 40 (R1) and IFRS 7 also define observable inputs as market data obtained from independent sources and unobservable inputs as those that reflect market assumptions.

The three levels of the fair value hierarchy are:

Level 1: Quoted prices in an active market for identical instruments;

Level 2: Observable inputs other than quoted prices in an active market that are observable for the asset or liability, directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3: Instruments whose relevant factors are not observable market inputs.

As the distribution concessionaries classified the respective concession financial assets as fair value through profit or loss, the relevant factors for fair value measurement are not publicly observable. Therefore, the fair value hierarchy classification is level 3. The movements and respective gains (losses) in profit for or loss at the 1st semester are R$ 206,875 (R$ 84,057 in the 1st semester of 2017) and the main assumptions are described in note 10.

Additionally, the main assumptions used in the fair value measurement of the zero-cost collar derivative, the fair value hierarchy of which is Level 3, are disclosed in note 32 b.1.

The Company recognizes in “Investments at cost” in the interim financial statements the 5.94% interest held by the indirect subsidiary Paulista Lajeado Energia S.A. in the total capital of Investco S.A. (“Investco”), in the form of 28,154,140 common shares and 18,593,070 preferred shares. As Investco’s shares are not traded on the stock exchange and the main objective of its operations is to generate electric energy for commercialization by the shareholders holding the concession, the Company opted to recognize the investment at cost.

b)    Derivatives

The Group has the policy of using derivatives to hedge against the risks of fluctuations in exchange and interest rates, without any speculative purposes. The Group has currency hedges in a volume compatible with the net exchange exposure, including all assets and liabilities tied to exchange rate changes.

The hedging instruments entered into by the Group are currency or interest rate swaps with no leverage component, margin call requirements or daily or periodic adjustments. Furthermore, in 2015 the subsidiary CPFL Geração contracted a zero-cost collar derivative (see item b.1 below).

As a large part of the derivatives entered into by the subsidiaries have their terms fully aligned with the hedged debts, and in order to obtain more relevant and consistent accounting information through the recognition of income and expenses, these debts were designated for the accounting recognition at fair value (note 16). Other debts that have terms different from the derivatives contracted as a hedge continue to be recognized at amortized cost. Furthermore, the Group did not adopt hedge accounting for transactions with derivative instruments.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

At June 30, 2018, the Group had the following swap transactions, all traded on the over-the-counter market:

	Fair values (carrying amounts)
Strategy	Assets	Liabilities	Fair value, net	Values at cost, net (1)	Gain (loss) on mark to market	Currency / debt index	Currency /swap index	Maturity range	Notional

Derivatives to hedge debts designated at fair value
Exchange rate hedge
Bank Loans - Law 4.131	768,169	-	768,169	808,998	(40,829)	US$ + of 2.00% to 4.82%	104% to 116% of CDI	Aug-18 to Mar-22	4,140,121
Bank Loans - Law 4.131	4,869	(1,443)	3,426	11,311	(7,885)	EUR + 0.48% to 0.94%	102% to 106% of CDI	Apr-19 to Jun-21	456,000
	773,038	(1,443)	771,595	820,309	(48,714)

Derivatives to hedge debts not designated at fair value
Price index hedge
Debentures	21,988	-	21,988	19,154	2,833	IPCA + 5.86%	100% of CDI	Apr-19	70,469

Interest rate hedge
Debentures	370	(3,314)	(2,944)	(5,115)	2,171	CDI	interest of 6.61% to 7.65%	2019	4,964,409
Bank Loans - Law 4.131	-	(8,000)	(8,000)	(6,450)	(1,550)	CDI	interest of 6.91% to 8.02%	2019	3,697,103
	370	(11,314)	(10,944)	(11,565)	621
Other (2):
Zero cost collar	24,664	-	24,664	4,568	20,096	US$	(note 32 b.1)	Jul-18 to Sep-20	58,402

Total	820,060	(12,757)	807,302	832,466	(25,164)

Current	449,475	(11,314)
Noncurrent	370,585	(1,443)

For further details on terms and information on debts and debentures, see notes 16 and 17

(1)The value at cost are the derivative amount without the respective mark to market, while the notional refers to the balance of the debt and reduces according to the amortization of the debt;

(2) Due to the characteristics of this derivative (zero-cost collar), the notional amount is presented in U.S. dollar.

	Consolidated
	As of December 31, 2017	Interest, inflation adjustment, exchange rate and MTM	Repayment	As of June 30, 2018
Derivatives
To hedge debts designated at fair value	526,148	648,012	(353,851)	820,309
To hedge debts not designated at fair value	17,881	(5,392)	(4,899)	7,590
Other (zero cost collar)	-	11,253	(6,685)	4,568
Mark to market (*)	9,095	(34,259)	-	(25,164)
	553,124	619,614	(365,435)	807,303

(*)The effects on the income and comprehensive income of 2018 related to the fair value adjustments (MTM) of the derivatives are: (i) gain of R$ 2,431 for the debts designated at fair value, (ii) a loss of R$ 4,728 for non- designated at fair value and (iii) loss of R$ 31,962 for other derivatives (zero cost collar).

As mentioned above, certain subsidiaries elected to mark to market debts for which they have fully debt-related derivatives instruments (note 16).

The Group has recognized gains and losses on their derivatives. However, as these derivatives are used as a hedging instrument, these gains and losses minimized the impacts of fluctuations in exchange and interest rates on the hedged debts. For the quarters and semesters ended at June 30, 2018 and 2017, the derivatives generated the following impacts on the consolidated profit or loss, recognized in the line item of Finance costs on adjustment for inflation and exchange rate changes and in the consolidated comprehensive income in the credit risk in the market to market.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

	Gain (Loss) on income				Gain (Loss) in comprehensive income
Hedged risk / transaction	2nd Quarter 2018	1st Semester 2018	2nd Quarter 2017	1st Semester 2017	2nd Quarter 2018	1st Semester 2018

Interest rate variation	(8,370)	(5,392)	(20)	(492)	-	-
Mark to Market	38,089	(4,428)	2,243	5,347	(344)	(380)
Exchange variation	655,532	659,264	213,265	(119,056)	-	-
Mark to Market	(79,188)	(26,853)	(23,432)	15,504	(2,399)	(2,371)

	606,063	622,591	192,056	(98,697)	(2,743)	(2,751)

b.1) Zero-cost collar derivative transactions entered into by CPFL Geração

In 2015, the subsidiary CPFL Geração entered into a transaction involving put options and call options in US$, both having the same institution as counterpart, and that combined are featured as a transaction usually known as zero-cost collar. Entering into this transaction does not have any speculative purpose, inasmuch as it is aimed at minimizing any negative impacts on future revenue of the joint venture ENERCAN, which has electric energy sale agreements with annual adjustment of part of the tariff based on the dollar variation. In addition, according to Management’s view, the scenario in 2015 was favorable to enter into this type of financial instrument, considering the high volatility implicit in dollar options and the fact that there is no initial cost for this type of transaction.

The total amount contracted was US$ 111,817, with due dates between October 1, 2015 and September 30, 2020. At June 30, 2018, the total amount contracted was US$ 58,402, considering the options already settled until this date. The strike prices of the dollar options vary from R$ 4.20 to R$ 4.40 for put options and from R$ 5.40 to R$7.50 for call options.

These options were measured at fair value in a recurring manner, as required by IFRS 9 /CPC 48. The fair value of the options that are part of this transaction was calculated based on the following assumptions:

Valuation technique(s) and key information

We used the Black Scholes Option Pricing Model, which aims to obtain the fair price of the options involving the following variables: value of the asset, strike price of the option, interest rate, term and volatility.

Significant unobservable inputs	Volatility determined based on the average market pricing calculations, future dollar and other variables applicable to this specific transaction, with average variation of 20.81%.
Relationship between unobservable inputs and fair value (sensitivity)

A slight rise in long-term volatility, analyzed separately, would result in an insignificant increase in fair value. If the volatility were 10% higher and all the other variables remained constant, the net carrying amount (asset) would increase by R$ 644, resulting in a net asset of R$ 25,307.

The following table reconciles the opening and closing balances of the call and put options for the 1st semester of 2018, as required by IFRS 13/CPC 46:

	Consolidated
	Asset	Liability	Net
As of December 31, 2017	52,058	-	52,058
Measurement at fair value	(20,709)	-	(20,709)
Net cash of settlement flows	(6,685)	-	(6,685)
As of June 30, 2018	24,664	-	24,664

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

 The fair value measurement of these financial instruments was recognized as finance income (expense) of the period, and no effects were recognized in other comprehensive income.

c)     Sensitivity analysis

In compliance with CVM Instruction No. 475/2008, the Group performed sensitivity analyses of the main risks to which their financial instruments (including derivatives) are exposed, mainly comprising changes in exchange and interest rates.

When the risk exposure is considered asset, the risk to be taken into account is a reduction in the pegged indexes, due to a consequent negative impact on the Group’s profit or loss. Similarly, if the risk exposure is considered liability, the risk is of an increase in the pegged indexes and the consequent negative effect on the profit or loss. The Group therefore quantify the risks in terms of the net exposure of the variables (dollar, euro, CDI, IGP-M, IPCA, TJLP and SELIC), as shown below:

c.1)  Changes in exchange rates

Considering that the net exchange rate exposure at June 30, 2018 is maintained, the simulation of the effects by type of financial instrument for three different scenarios would be:

	Consolidated
				Decrease (increase) in P&L
Instruments	Exposure (a)		Risk	Exchange appreciation / depreciation (b)	Currency appreciation / depreciation of 25% (c)	Currency appreciation / depreciation of 50% (c)
Financial liability instruments	(4,923,196)			(185,779)	1,091,465	2,368,709
Derivatives - Plain Vanilla Swap	4,992,635			188,399	(1,106,860)	(2,402,118)
	69,439		drop in the dollar	2,620	(15,395)	(33,409)

Financial liability instruments	(469,735)			(32,545)	(158,115)	(283,685)
Derivatives - Plain Vanilla Swap	467,198			32,369	157,261	282,153
	(2,537)		raise in the euro	(176)	(854)	(1,532)

Total	66,902			2,444	(16,249)	(34,941)

Effects in comprehensive income of the period				1,385	(3,759)	(8,903)
Effects in the income of the period				1,059	(12,490)	(26,038)

				Decrease (increase) in P&L - R$ thousand
Instruments	Exposure (US$ thousand)		Risk	Exchange depreciation (b)	Currency depreciation of 25% (c)	Currency depreciation of 50% (c)
Derivatives zero-cost collar	58,402	(d)	raise in the dollar	(2,223)	(20,096)	(37,970)

(a) The exchange rate considered at 06/30/2018 was R$ 3.86 per US$ 1.00 and R$ 4.50 per €$ 1.00.
(b) As per the exchange rate curves obtained from information made available by B3 S.A., with the exchange rate being considered at R$ 4.00 and 4.82, and the currency depreciation at 3.77% and 6.93% for US$ and €$, respectively at 06/30/2018.
(c) As required by CVM Instruction No. 475/2008, the percentage increases in the ratios applied refer to the information made available by the B3 S.A..
(d) Owing to the characteristics of this derivative (zero-cost collar), the notional amount is presented in US$.

Except for the zero-cost collar, as the net exchange exposure of the dollar for the other derivative instruments is an asset, the risk is a drop in the dollar, therefore, the exchange rate is appreciated by 25% and 50% in relation to the probable exchange rate.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

c.2) Changes in interest rates

Assuming thatthe scenario of net exposure of the financial instruments indexed to floating interest rates at June 30, 2018 is maintained, the net finance cost for the next 12 months for each ofthe three scenarios defined, would be:

Consolidated
					Income (expense) in P&L
Instruments	Exposure	Risk	Period rate	Probable scenario rate (a)	Probable scenario	Raising/Drop index by 25% (b)	Raising/Drop index by 50% (b)

Financial asset instruments	3,305,700				247,928	309,909	371,891
Financial liability instruments	(8,986,987)				(674,024)	(842,530)	(1,011,036)
Derivatives - Plain Vanilla Swap	4,153,324				311,499	389,374	467,249
	(1,527,963)	CDI apprec.	7.37%	7.50%	(114,597)	(143,247)	(171,896)

Financial liability instruments	(54,614)				(2,223)	(2,778)	(3,334)
	(54,614)	IGP-M apprec.	6.92%	4.07%	(2,223)	(2,778)	(3,334)

Financial liability instruments	(3,819,035)				(252,056)	(315,070)	(378,084)
	(3,819,035)	TJLP apprec.	6.60%	6.60%	(252,056)	(315,070)	(378,084)

Financial liability instruments	(1,343,307)				(65,956)	(49,467)	(32,978)
Derivatives - Plain Vanilla Swap	93,156				4,574	3,430	2,287
Concession financial asset	7,076,268				347,445	260,584	173,722
	5,826,117	drop in the IPCA	4.37%	4.91%	286,063	214,547	143,031

Sectorial financial assets and liabilities	1,093,541				83,109	62,332	41,555
Financial liability instruments	(127,638)				(9,700)	(7,275)	(4,850)
	965,903	drop in the SELIC	7.18%	7.60%	73,409	55,057	36,705

Total	1,390,408				(9,404)	(191,491)	(373,578)

Effects in accumulated comprehensive income					13	14	15
Effects in the income of the period					(9,417)	(191,505)	(373,593)

(a)   The indexes were obtained from information available in the market.

(b)   As required by CVM Instruction 475/2008, the percentages of increase were applied to the indexes in the probable scenario.

Additionally, the debts exposed to pre-fixed indexes would generate an expense of R$ 673,940.

(33)   NON-CASH TRANSACTIONS

	Consolidated
	June 30, 2018	June 30, 2017
Other transactions
Interest capitalized in property, plant and equipment	5,082	25,098
Interest capitalized in concession intangible asset - distribution infrastructures	7,726	9,061
Reversal of provision for socio environmental costs capitalized in property, plant and equipment	1,679	-
Transfers between property, plant and equipment and other assets	5,280	921

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

OTHER RELEVANT INFORMATION

Shareholders of CPFL Energia S/A holding more than 5% of the shares of the same type and class, as of June 30, 2018:

Shareholders	Common shares	Interest - %
State Grid Brazil Power Participações Ltda.	20	0.00
ESC Energia S.A.	234,086,204	81.43
Other shareholders	53,392,844	18.57
Total	287,479,068	100.00

Quantity and characteristic of secutiries held by directly or indirectly Controlling Shareholders, Executive Officers, Board of Directors, Fiscal Council and Free Float, as of June 30, 2018 and December 31,2017:

	June 30, 2018		December 31, 2017
Shareholders	Common shares	Interest - %	Common shares	Interest - %
Controlling shareholders	964,521,902	94.75	964,521,902	94.75
Administrator	-	-	-	-
Members of the Executive Officers	189	0.00	189	0.00
Members of the Board of Directors	-	-	-	-
Fiscal Council Members	-	-	-	-
Other shareholders	53,392,655	5.25	53,392,655	5.25
Total	1,017,914,746	100.00	1,017,914,746	100.00
Outstanding shares - free float	53,392,655	5.25	53,392,655	5.25

SHAREHOLDING STRUCTURE									2nd quarter of 2018
CPFL ENERGIA S/A									Per units shares		Date of last change
#	1 - SHAREHOLDERS OF THE COMPANY	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		964,521,902	94.75%	100.00%	-	0.00%	0.00%	964,521,902	94.75%
1.1	Esc Energia S.A.	15.146.011/0001-51	234,086,204	23.00%	100.00%	-	0.00%	0.00%	234,086,204	23.00%	January 23, 2017
1.2	State Grid Brazil Power Participações Ltda.	26.002.119/0001-97	730,435,698	71.76%	100.00%	-	0.00%	0.00%	730,435,698	71.76%	November 30, 2017
	Noncontrolling shareholders		53,392,844	5.25%	100.00%	-	0.00%	0.00%	53,392,844	5.25%
1.3	Board of Directors members	07.341.926/001-90	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%	November 30, 2017
1.4	Executive Office members		189	0.00%	100.00%	-	0.00%	0.00%	189	0.00%	November 30, 2017
1.5	Other shareholders		53,392,655	5.25%	100.00%	-	0.00%	0.00%	53,392,655	5.25%
	Total		1,017,914,746	100.00%	100.00%	-	0.00%	0.00%	1,017,914,746	100.00%
	2 - Entity: 1.1 Esc Energia S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		1,042,392,615	100.00%	100.00%	-	0.00%	0.00%	1,042,392,615	100.00%
1.1.1	State Grid Brazil Power Participações Ltda.	26.002.119/0001-97	1,042,392,615	100.00%	100.00%	-	0.00%	0.00%	1,042,392,615	100.00%	January 23, 2017
	Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.1.2	Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	Total		1,042,392,615	100.00%	100.00%	-	0.00%	0.00%	1,042,392,615	100.00%
	3 - Entity: 1.2 State Grid Brazil Power Participações S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		14,299,999,999	100.00%	100.00%	-	0.00%	0.00%	14,299,999,999	100.00%
1.2.1	International Grid Holdings Limited		14,299,999,999	100.00%	100.00%	-	0.00%	0.00%	14,299,999,999	100.00%	July 31, 2017
	Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.2.2	Top View Grid Investment Limited		1	0.00%	100.00%	-	0.00%	0.00%	1	0.00%	July 31, 2017
1.2.3	Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	Total		14,299,999,999	100.00%	100.00%	-	0.00%	0.00%	14,299,999,999	100.00%
	4 - Entity: 1.2.1 International Grid Holdings Limited	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%
1.2.1.1	State Grid International Development Limited		1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%	July 31, 2017
	Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.2.1.2	Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	Total		1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%
	5 - Entity: 1.2.2 Top View Grid Investment Limited	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%
1.2.2.1	State Grid International Development Limited		1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%	July 31, 2017
	Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.2.2.2	Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	Total		1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%
	6 - Entity: 1.2.1.1 State Grid International Development Limited	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		21,429,327,845	100.00%	100.00%	-	0.00%	0.00%	21,429,327,845	21.32%
1.2.1.1.1	State Grid International Development Co., Ltd		21,429,327,845	100.00%	100.00%	-	0.00%	0.00%	21,429,327,845	21.32%	July 31, 2017
	Noncontrolling shareholders		-	0.00%	0.00%	79,091,019,116	100.00%	100.00%	79,091,019,116	78.68%
1.2.1.1.2	State Grid Overseas Investment Ltd		-	0.00%	0.00%	79,091,019,116	100.00%	100.00%	79,091,019,116	78.68%	July 31, 2017
1.2.1.1.3	Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	Total		21,429,327,845	100.00%	21.32%	79,091,019,116	100.00%	78.68%	100,520,346,961	100.00%
	7 - Entity: 1.2.1.1.1 State Grid International Development Co., Ltd	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		7,131,288,000	100.00%	100.00%	-	0.00%	0.00%	7,131,288,000	100.00%
1.2.1.1.1.1	State Grid Corporation of China		7,131,288,000	100.00%	100.00%	-	0.00%	0.00%	7,131,288,000	100.00%	July 31, 2017
	Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.2.1.1.1.2	Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	Total		7,131,288,000	100.00%	100.00%	-	0.00%	0.00%	7,131,288,000	100.00%
	8 - Entity: 1.2.1.1.2 State Grid Overseas Investment Ltd	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		100	100.00%	100.00%	-	0.00%	0.00%	100	100.00%
1.2.1.1.2.1	State Grid Corporation of China		100	100.00%	100.00%	-	0.00%	0.00%	100	100.00%	July 31, 2017
	Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.2.1.1.2.2	Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	Total		100	100.00%	100.00%	-	0.00%	0.00%	100	100.00%

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

The Company is committed to arbitration in the Market Arbitration Chamber, in accordance with the Arbitration Clause in Article 44 of the Company’s By-Laws.

INDEPENDENT AUDITORS' REPORT

KPMG Auditores Independentes

Av. Coronel Silva Telles, 977 - 10º andar, Cambuí

13024-001 - Campinas/SP – Brasil

Edifício Dahruj Tower

Caixa Postal 737 - CEP 13012-970 - Campinas/SP - Brasil

Telephone +55 (19) 3198-6000, Fax +55 (19) 3198-6205

www.kpmg.com.br

INDEPENDENT AUDITORS’ REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

(A free translation of the original report in Portuguese, as filed with the Brazilian Securities and Exchange Commission (CVM), prepared in accordance with the accounting practices adopted in Brazil, rules of the CVM and of the International Financial Reporting Standards - IFRS)

To the Shareholders and Board Directors of

CPFL Energia S.A.

Campinas - SP

Introduction

We have reviewed the individual and consolidated, interim financial information, of CPFL Energia S.A. (“the Company”), included in the Quarterly Information Form (ITR), for the quarter ended June 30, 2018, which comprises the statement of financial position as of June 30, 2018 and the respective statements of profit or loss and other comprehensive income for the three and six month periods then ended, and the changes in equity and cash flows for the six month period then ended, comprising the explanatory notes.

Management is responsible for the preparation of the interim financial information in accordance with CPC 21(R1) Technical Pronouncement - Interim Financial Information and International Standard IAS 34 - Interim Financial Reporting, issued by International Accounting Standards Board - IASB, and for presentation of this interim financial information in accordance with the rules issued by Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the quarterly information - ITR. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with the Brazilian and international standard on interim review (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. The scope of a review is substantially less than an audit conducted in accordance with auditing standards and, consequently, it does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information referred above is not prepared, in all material respects, in accordance with CPC 21(R1) and the IAS 34, issued by IASB, applicable to the preparation of the Quarterly Information and presented in accordance with the rules issued by Brazilian Securities and Exchange Commission (CVM).

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

Other matters - Statements of Value Added

The individual and consolidated interim financial information, related to statements of value added (DVA) for the six month period ended June 30, 2018, prepared under the responsibility of the Company's management, and presented as supplementary information for the purposes of IAS 34, were submitted to the same review procedures followed together with the review of the Company's interim financial information. In order to form our conclusion, we evaluated whether these statements are reconciled to the interim financial information and to the accounting records, as applicable, and whether their form and content are in accordance with the criteria set on Technical Pronouncement CPC 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added are not prepared, in all material respects, in accordance with the individual and consolidated interim financial information taken as a whole.

Campinas, August 06, 2018

KPMG Auditores Independentes

CRC 2SP014428/O-6

Original report in Portuguese signed by

Marcio José dos Santos

Accountant CRC 1SP252906/O-0

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

Management declaration on financial statements

In compliance with the provisions in items V and VI of article 25 of the Brazilian Securities & Exchange Commission (CVM) Instruction No. 480, of December 7, 2009, as amended by CVM Instruction No. 586, of June 8, 2017, the chief executive officers and the officers of CPFL Energia S.A, a publicly traded company, with its registered office at Rodovia Engo Miguel Noel Nascentes Burnier, km 2,5, Parque São Quirino - Campinas - SP -  Brasil, enrolled with the National Register of Legal Entities (CNPJ ) under No. 02.429.144/0001-93, hereby stated that:

a)     they have reviewed and discussed, and agree with, the opinions expressed in the opinion of KPMG Auditores Independentes on the interim financial statements of CPFL Energia of June 30, 2018;

b)    they have reviewed and discussed, and agree with, the interim financial statements of CPFL Energia of June 30, 2018;

Campinas, August 6, 2018.

__________________________________ André Dorf Chief Executive Officer, holding also the function of Chief Business Development Officer
__________________________________ Yumeng Zhao Deputy Chief Executive Officer
Gustavo Pinto Gachineiro Chief Institutional Relations Officer	Gustavo Estrella Chief Financial and Investor Relations Officer

__________________________________ Pan Yuehui Deputy Chief Financial Officer	__________________________________ Wagner Luiz Schneider de Freitas Chief Business Planning and Management Officer
__________________________________ Karin Regina Luchesi Chief Market Operations Officer	__________________________________ Luis Henrique Ferreira Pinto Chief Regulated Operations Officer

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: June 30, 2018 - CPFL Energia S.A.

Management declaration on independent auditors’ report

In compliance with the provisions in items V and VI of article 25 of the Brazilian Securities & Exchange Commission (CVM) Instruction No. 480, of December 7, 2009, as amended by CVM Instruction No. 586, of June 8, 2017, the chief executive officers and the officers of CPFL Energia S.A, a publicly traded company, with its registered office at Rodovia Engo Miguel Noel Nascentes Burnier, km 2,5, Parque São Quirino - Campinas - SP -  Brasil, enrolled with the National Register of Legal Entities (CNPJ ) under No. 02.429.144/0001-93, hereby stated that:

a)     they have reviewed and discussed, and agree with, the opinions expressed in the opinion of KPMG Auditores Independentes on the interim financial statements of CPFL Energia of June 30, 2018;

b)    they have reviewed and discussed, and agree with, the interim financial statements of CPFL Energia of June 30, 2018;

Campinas, August 6, 2018.

__________________________________ André Dorf Chief Executive Officer, holding also the function of Chief Business Development Officer
__________________________________ Yumeng Zhao Deputy Chief Executive Officer
Gustavo Pinto Gachineiro Chief Institutional Relations Officer	Gustavo Estrella Chief Financial and Investor Relations Officer

__________________________________ Pan Yuehui Deputy Chief Financial Officer	__________________________________ Wagner Luiz Schneider de Freitas Chief Business Planning and Management Officer
__________________________________ Karin Regina Luchesi Chief Market Operations Officer	__________________________________ Luis Henrique Ferreira Pinto Chief Regulated Operations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 6, 2018

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.